02034559

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Old Mutual PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4974 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/6/02





OLD MUTUAL PLC OVER 5 MILLION SAVERS AND INVESTORS AROUND THE WORLD

OLD MUTUAL

ANNUAL REPORT AND ACCOUNTS 2001

OLD MUTUAL PLC IS AN INTERNATIONAL FINANCIAL SERVICES GROUP, WHOSE ACTIVITIES ARE FOCUSED ON ASSET GATHERING AND ASSET MANAGEMENT.

Contents

We are the largest financial services business in South Africa, through our life assurance, asset management, banking and general insurance operations.

In the USA, we are one of the top ten fixed annuity businesses, following our purchase during 2001 of Fidelity & Guaranty Life Insurance Company, and our multi-style asset management business offers an array of specialist asset management skills.

In the UK, we focus on wealth management. Gerrard, our largest UK operation, is one of the leading private client stockbroking businesses in the country.

We had £143 billion of funds under management around the Group at the end of 2001, making us one of the top forty asset managers in the world.

Each business gains, firstly, from the endorsement of Old Mutual plc and, secondly, by leveraging off the strengths of the others.

THE GROUP HAS:

MORE THAN 4M SOUTH AFRICAN LIFE ASSURANCE POLICYHOLDERS

400,000 US LIFE ASSURANCE CLIENTS

3.6M SOUTH AFRICAN BANKING CUSTOMER ACCOUNTS

170,000 CLIENTS AT GERRARD

MORE THAN 600,000 GENERAL INSURANCE POLICYHOLDERS


Operating profit[1] (£m/Rm)
£693
R6,834
£973
R10,237
£973
R12,050
UK and Rest of World
United States
South Africa
[1]Operating profit* before other shareholders' income/(expenses), debt service costs and write-down of strategic investments.
1999
2000
2001


Smoothed operating profit* (£m/Rm)
£661
R6,518
£911
R9,585
£856
R10,601
1999
2000
2001


Funds under management (£bn/Rbn)
£45
R446
£169
R1,909
£143
R2,494
UK and Rest of World
United States
South Africa
1999
2000
2001


Dividend per share (p/c)
4.0p[2]
39.4c[2]
4.7p
49.5c
4.8p
72.7c[3]
[2] Pro forma
[3] Indicative only
1999
2000
2001

HIGHLIGHTS OF 2001

> Group smoothed operating profit* up 11% in Rand to R10,601 million, but down 6% in Sterling to £856 million
> Operating earnings per share*, at 13.2p, 22% lower than in 2000
> South African life business operating profit, before long term investment return, up 17% to R3,085 million
> Value of life assurance new business £84 million
> Nedcor headline earnings up 26% at R3,794 million
> Best net cash inflows in US asset management since 1993
> Fidelity & Guaranty Life performance ahead of expectations
> Gerrard integration complete
> Recommended final dividend 3.1p (or equivalent in other currencies of payment)

*Smoothed operating profit is based on a long term investment return, and is stated before tax and minority interests, goodwill amortisation and impairment, write-down of the Group's investment in Dimension Data Holdings plc, and short term fluctuations in investment return. Operating earnings per share are stated on the same basis, but after tax and minority interests.



We have undoubtedly developed the Group in ways that will assist in creating value in the future. In an uncertain environment, shareholders can take much comfort from the fundamental soundness of our businesses and the strength of our management.

MIKE LEVETT, CHAIRMAN

Dear Shareholder

The year ended 31 December 2001 was a period of significant achievement for the Group in our various major businesses in South Africa, the United States and the United Kingdom, although we suffered from very harsh conditions in some of the markets in which we operate. In the event, operating earnings per share declined by 22% from 17.0p to 13.2p. The directors are proposing a final dividend of 3.1p per share, making a total dividend of 4.8p per share, an increase of 2% on last year. The dividend is covered 2.7 times by operating earnings.

In South Africa both the life business and Nedcor produced excellent earnings growth, which unfortunately suffered when reported in Sterling following the dramatic decline last year in the external value of the Rand.

In the United States we have made major progress in rationalising and refocusing the asset management businesses acquired in September 2000 through the purchase of United Asset Management Corporation. We have also established a significant and profitable life assurance presence in the United States through the acquisition of Fidelity & Guaranty Life with effect from July 2001.

In the United Kingdom our private client stockbroking operations had to contend with severely depressed volumes of business, and produced disappointing results, but the Gerrard integration has been completed and strong management is in place to take the business forward.

Management/employees

Following my decision last year to split the roles of Chairman and Chief Executive of the Group, Jim Sutcliffe, who joined as Chief Executive, Life, in January 2000, succeeded me as Chief Executive from 1 November 2001. Jim is exceptionally well equipped to lead the Group, and I wish him every success in his new role.

We have also strengthened the senior management team through certain key appointments, notably those of Scott Powers as Chief Executive of Asset Management and Guy Barker as Chief Executive of Life Assurance in the United States, and that of Edmond Warner as Chief Executive of Financial Services in the United Kingdom. I wish each of them great success in their respective tasks.

In a difficult year, our management and employees have continued to demonstrate their dedication and commitment to Old Mutual, and a determination to succeed in delivering value to shareholders. On behalf of the Board and shareholders, I would like to thank them all sincerely.

Annual General Meeting

There are a number of items of special business included in the agenda for our AGM, which is to be held in London on 17 May 2002. This is exactly 157 years after the day when Old Mutual was founded in Cape Town on 17 May 1845. The notice of the AGM is set out on pages 137 and 138 and accompanying notes on pages 139 and 140 provide further details and explanation of these matters. This year the Board has decided to include in the agenda for the AGM a resolution to approve the remuneration policy, as set out in the Remuneration Report, in accordance with developing best corporate governance practice in the UK.

Board

In February 2002 Rudi Bogni agreed to join the Board as a non-executive director. He brings the experience of a long and distinguished career in European financial services to our Board, and I am delighted to welcome him on your behalf. During the year Eric Anstee stood down as an executive director to pursue his own interests. I would like to thank all Board members for their wise counsel and support throughout the year.

Outlook

Although the past year has in many ways been a difficult one for financial services businesses worldwide, Old Mutual faces the future with considerable confidence. Since my report to you of twelve months ago, we have undoubtedly developed the Group in ways that will assist in creating value in the future. In an uncertain environment, shareholders can take much comfort from the fundamental soundness of our businesses and the strength of our management.

Mike Levett
Chairman
25 February 2002



WE ARE BUILDING FOR THE FUTURE

☐ JIM SUTCLIFFE, CHIEF EXECUTIVE

The Group's operations are well positioned for the future. We have much to do to continue our growth in South Africa, to deliver the value potential of our US businesses and to rebuild our profits in the UK.
We are totally focused on these goals.

As Chief Executive since November 2001, I am pleased to present our results for the year ended 31 December 2001. Group smoothed operating profit[1] increased by 11% in Rand from R9,585 million in 2000 to R10,601 million in 2001, but declined in Sterling by 6% from £911 million to £856 million.

We saw positive results in 2001 from our most recent acquisition, Fidelity & Guaranty Life, and from the re-engineering of our US asset management businesses. Our South African businesses had a particularly good second half, and we consolidated our dominant position in financial services there.

Despite this, we have seen a reduction in operating earnings per share[1] (at 13.2p) compared with 2000 (17.0p). Lower levels of markets in the UK and the USA, higher taxes and the dramatic depreciation in the Rand during 2001 all proved heavy burdens.

The Board has shown its confidence in the future by recommending an unchanged final dividend of 3.1p, which will represent a substantial increase for more than half of our shareholders when converted into Rand and other currencies of payment.

Management

In September, we reorganised the focus of our business into three principal geographical regions, South Africa, the USA and the UK, to allow for much clearer management responsibilities, and to recognise the differing requirements of customers in each area. We introduced a powerful new management team focused on these lines. We now have a team the equal of any in the world.

South Africa

The South African life business, led by Roddy Sparks, had a very successful year, delivering operating profit of R3,085 million, representing growth in smoothed earnings of 17%. The value of new business grew by 19% in Rand, with margins increasing significantly to 27%, as we introduced more modern products. The Employee Benefits division had a very successful run in the second half, acquiring some large with-profit annuity premiums. As shown at the interim results, long term investment return reduced sharply, following the re-allocation of surplus capital to the asset management business for the purchase of United Asset Management Corporation late in 2000.

Our 53% owned banking subsidiary, Nedcor, led by Richard Laubscher, had another outstanding year, producing a 26% increase in headline earnings at R3,794 million. Its underlying earnings rose by 18%, with impressive levels of growth being achieved in both its South African and international operations. Significantly, it announced the completion of an arrangement with Swisscard to undertake card-processing in South Africa – turning the weak Rand to advantage.

Our 51% owned general insurance business, Mutual & Federal, returned an underwriting profit of R62 million and its operating ratio improved to 97.9%, an enviable level compared to its peer group. During the year, it paid a further special dividend to its shareholders, reflecting the surplus capital in the group, and it also successfully integrated the CGU business, acquired late in 2000.

Nedcor and Old Mutual have also co-operated to develop their burgeoning bancassurance relationship during 2001, as illustrated by the growing sales of Old Mutual life products through Nedcor's branches, the launch of offshore banking through the Gerrard Private Bank joint venture, and the proposed merger of Old Mutual Banking Services with Nedcor's Permanent Bank.

USA

In the USA, Guy Barker and his team continued to develop our life assurance presence by the launch of Americom Life in May 2001 and the acquisition of Fidelity & Guaranty Life (F&G) with effect from 1 July 2001. We welcome them to the Old Mutual family. They made a promising start, with F&G delivering operating profit of $45 million (before $13 million of restructuring and acquisition costs and $13 million of operating loss at Americom) for the part of 2001 for which their results were consolidated. $121 million of annual premium equivalent new business was achieved by these operations for the second six months of 2001 (value of new business: $18 million). This was ahead of expectations, as F&G benefited from a swing towards its annuity products after September 11. Net cash inflow at F&G reached nearly twice the level achieved in the equivalent period of the previous year.

[1] Smoothed operating profit is based on a long term investment return, and is stated before tax and minority interests, goodwill amortisation and impairment, write-down of the Group's investment in Dimension Data Holdings plc, and short term fluctuations in investment return. Operating earnings per share are stated on the same basis, but after tax and minority interests.

In our US asset management operations, led by Scott Powers, we have finalised our operating structure. We will operate four sets of businesses – Pilgrim Baxter, our thriving mutual fund business; OMAM(US), our seven specialist institutional asset managers with common marketing programmes and incentives; Old Mutual Strategic Affiliates, a group of eleven alternative asset managers, which broaden and deepen our style and distribution reach; and the fourth group – Old Mutual Financial Affiliates – a small group of affiliates which will be held as financial investments with operational autonomy. Since acquisition, we have sold fourteen affiliates for prices in excess of our expectations at the time of acquisition, despite the difficult market conditions.

Reported operating profit for the US asset management businesses, of $167 million, before goodwill amortisation and tax, was creditable in the context of the difficult market conditions which prevailed during the year. Assets under management for businesses owned throughout the year held up very well in poor markets, and fell only $5 billion to $150 billion, reflecting the "value" bias in the firms. Importantly, we were able to report a net cash inflow of $4.4 billion across all our US asset management businesses, including the F&G funds now managed by Dwight Asset Management – a remarkable turnaround compared to prior years.

UK and Rest of World

In the UK we appointed Edmond Warner to lead all of our UK businesses.

Business volumes in the private client stockbroking operations of Gerrard were severely depressed, in line with the reduced level of retail share trading across the whole UK market. It nevertheless achieved a major success in integrating the overlapping regional offices of Greig Middleton and Capel Cure Sharp and their back office functions, which are now combined in Glasgow.

Gerrard's profit of £2 million, before integration costs of £12 million, was disappointing, and a key challenge for the new senior management team under Stephen Clark, announced in January 2002, will be to ensure that it delivers in the future the greater success of which we know it to be capable.

Elsewhere, our 26% owned life assurance joint venture in India, OM Kotak Mahindra, developed successfully during the year and now has offices in nine locations around India.

Overall, our UK and Rest of World businesses, which include the results of Nedcor's operations outside South Africa, our other asset management operations around the world, our businesses in the rest of Africa and our other businesses in the UK, produced an operating profit in 2001 of £74 million, compared to £105 million in 2000.

Financial matters

As foreshadowed in our trading statement issued in November, we have undertaken a review of the carrying value of the goodwill which arose on the acquisitions of Gerrard Group plc and United Asset Management Corporation, and there has been a resultant write-off of a total of £500 million. This puts us on a firmer footing to move forward in the future.

Outlook

As an organisation that is internationalising, we shall always be affected by changing exchange rates and, indeed, we began 2002 with the Rand at historic lows. As an asset management and asset gathering organisation, we will likewise always be affected by fluctuations in financial markets, but we remain confident that our core businesses have excellent growth prospects.

The Group's operations are well positioned for the future. We have much to do to continue our growth in South Africa, to deliver the value potential of our US businesses and to rebuild our profits in the UK. We are totally focused on these goals.

Jim Sutcliffe
Chief Executive
25 February 2002





OLD MUTUAL PLC
HOW YOUR BUSINESS IS MANAGED

SOUTH AFRICA



Roddy Sparks, MD
Old Mutual South Africa

Life Assurance

Individual Business
- Individual Life
- Investment Frontiers
- Group Schemes
- Distribution businesses

Group Business
- Employee Benefits
- Old Mutual Healthcare

Asset Management

Fund Management
- Old Mutual Asset Managers (SA)
- Old Mutual Unit Trusts
- Old Mutual Properties
- Galaxy Portfolio Services

Other Financial Services
- Old Mutual Specialised Finance

Banking

Old Mutual Banking Services

Strategic Alliances

Nedcor
JD Group
Umbono Fund Managers
Gerrard Private Bank

African and other businesses also managed by Roddy Sparks

Old Mutual International
Old Mutual Kenya
Old Mutual Malawi
Old Mutual Namibia
Old Mutual Zimbabwe

Other African businesses

General Insurance
Mutual & Federal
(South Africa, Namibia, Zimbabwe, Malawi and Botswana)



Richard Laubscher, CEO
Nedcor

Nedbank
Peoples Bank
Permanent Bank
Nedcor Investment Bank
Cape of Good Hope Bank
Imperial Bank
Gerrard Private Bank

Strategic Alliances

Old Mutual (South Africa)
Pick 'n Pay
Capital One
JD Group
Aplitec
Nihilent
IQ Business Group

UNITED STATES



Scott Powers, CEO
US Asset Management

Pilgrim Baxter & Associates

Old Mutual Asset Managers (US)
Acadian Asset Management
Analytic Investors
Barrow, Hanley, Mewhinney & Strauss
Clay Finlay
Dwight Asset Management
NWQ Investment Management
Provident Investment Counsel

Old Mutual Strategic Affiliates
eSecLending
First Pacific Advisors
Heitman Property
Integra Capital Management (Canada)
OSV Partners (Germany)
Pacific Financial Research
Rogge Global Partners (UK)
Sirach Capital Management
The Campbell Group
Tom Johnson Investment Management
UAM (Japan)

Old Mutual Financial Affiliates
Fiduciary Management Associates
J.R. Senecal & Associates (Canada)
L&B Realty Advisors
Lincluden Management (Canada)
Northern Capital Management
Rice, Hall, James & Associates
Thompson, Siegel & Walmsley
Thomson, Horstmann & Bryant



Guy Barker, CEO
US Life

Americom Life
Fidelity & Guaranty Life
Thomas Jefferson Life

UNITED KINGDOM



Edmond Warner, CEO
Old Mutual Financial Services (UK)

Private Client
Gerrard

Fund Management
Old Mutual Asset Managers (UK)
Palladyne Asset Management
(Netherlands)

Other Financial Services
GNI
GNI Fund Management
King & Shaxson Bond Brokers
Old Mutual Securities

Life Assurance
Selestia

Strategic Alliances
Gerrard Private Bank

WORKING TO DELIVER VALUE

JULIAN ROBERTS, FINANCE DIRECTOR



Group Financial Review

Operating profit and earnings per share
The reduction in the average Rand:Sterling exchange rate from R10.52 in 2000 to R12.39 in 2001 had a significant impact on the strong contribution of the Group's South African businesses to the overall results of the Group for the year ended 31 December 2001. As a result of this factor, the encouraging underlying performance of the South African businesses was not reflected in the operating results on a Sterling basis. Group smoothed operating profit (based on a long term investment return and stated before tax and minority interests, goodwill amortisation and impairment, write-down of the Group's investment in Dimension Data Holdings plc, and short term fluctuations in investment return) of £856 million decreased by 6% from £911 million in 2000.

Operating earnings per share (based as for smoothed operating profit, but after tax and minority interests) of 13.2p decreased by 22% from 17.0p per share in 2000, largely due to the reduction in operating earnings and the increase in the effective tax rate.

Acquisitions
With effect from 1 July 2001, the Group completed the acquisition of Fidelity & Guaranty Life (F&G), a life assurance business based in the USA. The total consideration of $635 million was financed through the issue of new shares to a value of $300 million, and through the use of existing debt facilities for the balance, which was paid in cash. £67 million of goodwill resulted from this acquisition.

The Group acquired Americom in March 2001 for $23 million, giving rise to goodwill on acquisition of £7 million. The Group also acquired Imperial Bank on 1 January 2001, and Fleming Offshore Banking on 1 June 2001. The total consideration for these acquisitions was £104 million, giving rise to goodwill of £69 million. Fleming Offshore Banking was renamed Gerrard Private Bank during the year.

Capital
Shareholders' capital has been affected during the year by a number of factors. Firstly, capital has been reduced by £500 million as a result of the write-down of our investment in our UK private client and US asset management businesses. Secondly, capital has been increased through the acquisition of F&G, the purchase of which was partially funded through the issue to the vendor of 190 million shares at approximately 107p per share. Thirdly, shareholders' capital has been negatively affected through Rand:Sterling exchange rate translation, as a large proportion of shareholder capital is invested in South African operations.

The Rand:Sterling exchange rate at the end of 2001 was R17.43:£1, a decrease of 35%, when reported in Sterling, from the 2000 closing rate of R11.31:£1. This, together with changes to the debt structure of the Company, has resulted in a gearing ratio (debt over capital plus debt) of 35% (2000: 25%) at 31 December 2001, or 34% (2000: 23%), net of cash and short term investments which are immediately available to repay debt.

In November, Mutual & Federal returned R432 million to Old Mutual's shareholders' funds through payment of a special dividend totalling R847 million.

Debt and debt facilities
Old Mutual plc is the principal funding vehicle for the Group. During 2001 it launched a $650 million convertible bond, rated A2 by Moody's Investor Service, syndicated a £900 million five year revolving credit facility and launched a £300 million Euro commercial paper programme, rated P1/F1 by Moody's Investor Service and Fitch Ratings respectively. These facilities, together with existing substantial internal resources, greatly enhanced the Group's financial flexibility.

Other shareholders' income/expenses
Other shareholders' income and expenses of £29 million have decreased by 15% from £34 million in 2000. Included in this amount is a long term investment return of £12 million (2000: £17 million) earned on shareholders' funds in South Africa, offset by net corporate expenses of £41 million (2000: £51 million). Included in net corporate expenses are foreign exchange losses incurred on the translation of unsold South African Rand dividends received in the final quarter of 2001.

Goodwill
A review has been carried out of the carrying value of the Group's UK private client and US asset management businesses acquired in 2000, to assess whether there has been an impairment in value. As a result of this exercise, the Group has reduced the carrying value of its unamortised goodwill asset by £500 million, reflecting the impact of declining equity markets. This item has not been presented within smoothed operating profit, but, along with goodwill amortisation, forms part of statutory operating profit.

As noted in the trading statement issued by Old Mutual plc on 8 November 2001, the Group has been in negotiation with Pilgrim Baxter's management to buy out the remaining revenue share in this affiliate. Old Mutual had an option to buy out this revenue share for a total of $420 million, which expired, unexercised, on 31 December 2001. Consequently, an adjustment has been made to reduce goodwill, to remove the net of tax cost of this option. Any renegotiation of the purchase of the revenue share is likely to result in further goodwill.

Write-down of investment in Dimension Data Holdings plc
In the second half of 2000, an exceptional gain of £356 million was recognised following the exchange of Nedcor Limited's 25.1% interest in Dimension Data International Limited for the current holding in Dimension Data Holdings plc. Following significant market movements during 2001, an exceptional write-down in the carrying value of the Group's investment in Dimension Data Holding plc of £269 million has been recognised, reflecting a market value of R14.50 per share as at 31 December 2001. Although both events are exceptional in the context of their significance to the Group, the current year loss will form part of banking operating profit in the statutory financial statements, while the prior year gain has been classified as non-operating in accordance with Financial Reporting Standard 3.

Taxation
The Group's effective tax rate (based on the tax charge as a proportion of smoothed operating profit) of 24.4% (2000: 19.9%) is 5.6% lower than the UK standard tax rate. This is primarily due to the positive effects of tax exempt and low based income earned by the Group's life assurance and banking businesses in South Africa. The increase in this rate over the prior year reflects a combination of the introduction of Capital Gains Tax in South Africa from 1 October 2001, the reduced impact of brought forward tax losses in the South African life business, and the downturn in performance from the UK businesses.

Foreign exchange
Substantial proportions of the Group's operations are accounted for in currencies other than Sterling. As a result, fluctuations in the relative value of Sterling to those currencies may be significant. Where possible, the Group seeks to reduce its balance sheet translation exposure by borrowing in appropriate currencies. As a result of the lack of liquid markets for the African trading currencies, the Group does not currently hedge its translation risk with respect to its holdings in that region, although it does sometimes hedge specific forecast cash flows, such as the payment of dividends from South Africa. The 35% reduction in the Rand:Sterling exchange rate has had a significant impact on the Sterling numbers for Group equity shareholders' funds, which have reduced by 32% over the year, closing at £2,470 million, and on Group embedded value, as discussed below.

Long term investment return
Having considered past experience and future expectations with regard to equity investment performance, the long term investment return rate assumption used in calculating the smoothed earnings of the Group's South African insurance businesses for 2001 has been left unchanged at 14%. The return earned by assets, mainly bonds, backing F&G's liabilities has been smoothed with reference to the actual yield earned by the portfolio, which translates into a long term rate of return of 7.04%.

Embedded value
Embedded value is the sum of the shareholders' net assets, adjusted to reflect listed subsidiaries at market value, and the present value of the future after-tax profit from the life business written and in force at the valuation date, adjusted for the cost of holding appropriate solvency capital.

The change in the embedded value over the period, adjusted for any capital raised and dividend provided for, gives an economic measure of performance.

Embedded value of £3,522 million at 31 December 2001 decreased by 37% during the year from £5,553 million at 31 December 2000, as positive growth in Rand terms was offset by a 35% depreciation in the Rand when reported in Sterling, a goodwill write-down and a 27% decline in the Nedcor share price. Embedded value per share of 94p reduced by 40% from 156p in 2000. The value of in-force life assurance business increased by 17% in Rand, excluding the US life business acquisitions, due to good investment returns on South African policyholders' funds, a 16% increase in the embedded value of new South African life business and the effect of changes in some of the assumptions used to calculate the embedded value. Actual life profits earned have continued to exceed those implicit in the embedded value assumptions, giving rise to positive experience variances.

Dividend
The Board recommends a final dividend of 3.1p per share, which, if approved at the Annual General Meeting, will bring the total dividend per share for the year to 4.8p, an increase of 2% from 4.7p per share paid in relation to the year ended 31 December 2000. Dividend cover is 2.7 times operating earnings per share (2000: 3.6 times).

The dividend, which is subject to shareholder approval at the Annual General Meeting on 17 May 2002, will be paid to shareholders on the register at the close of business on 19 April 2002 for all the exchanges where Old Mutual plc's shares are listed. The shares will trade ex dividend on the African exchanges from the opening of business on 15 April 2002 and on the London Stock Exchange from the opening of business on 17 April 2002. The local currency equivalents of the proposed dividend for shareholders on the South African, Malawi and Zimbabwe branch registers and the Namibian section of the principal register will be determined using exchange rates on 4 April 2002 and be announced by the Company on 5 April 2002.


O
F
4,000,000
CUSTOMERS PLANNING THEIR
FUTURE WITH OLD MUTUAL
FINANCIAL PRODUCTS
FINANCIAL PRODUCTS



Anastacia at school in Worcester, Western Cape

[illegible] ng and future [illegible] ensured by her parents, through an Old Mutual education plan

South Africa Business Review

Smoothed operating profit for the South African businesses, at R9,536 million in local currency, increased by 10% from R8,668 million, but translated into Sterling of £770 million, a decrease of 7% from £824 million in 2000.

During 2001 Old Mutual South Africa (OMSA) reorganised its business to provide a greater emphasis on meeting customers' needs. New product ranges were introduced in both the retail and institutional sectors. These measures were supported by a renewed focus on improving customer service, which saw significant investment in new IT systems and in the development of front line servicing staff and growth and development of its sales forces. Operating profit, before long term investment return, for OMSA's life assurance and asset management operations was R3,543 million, representing an increase of 14% from R3,114 million in 2000.

The Group's banking operations, principally comprising Nedcor, continued to produce strong results. Operating profit from banking, including the contribution from Nedcor's operations located outside South Africa, was R4,572 million, an increase of 33% from R3,440 million in 2000. Nedcor reported headline earnings of R3,794 million, an increase of 26% from R3,012 million in 2000, and its efficiency ratio improved to 49.3% from 50.3% in 2000.

Mutual & Federal returned an underwriting result under UK GAAP of R62 million for 2001, a significant improvement on the break-even position achieved in 2000. Its operating ratio improved to 97.9% from 99.9% in 2000. The CGU business acquired in late 2000 was successfully consolidated with that of Mutual & Federal during the year.

Life Assurance

Summary financial performance

Good results were achieved by the Group's South African life businesses under difficult market conditions. Once again, they produced an excellent return on internal capital allocated of 24% (2000: 23%). Operating profit, before long term investment return, of R3,085 million increased by 17% from R2,630 million in 2000.

The embedded value of new life business grew by 16% to R840 million. The increase in the embedded value of new business was due to improved sales of single premium business, particularly *Investment Frontiers* and Employee Benefits with-profit annuities, in the second half of the year. The average margin on 2001 sales rose by 4% over the prior year, reaching 27%. Embedded value new business Annual Premium Equivalent (APE) of R3,142 million increased by 1% from R3,122 million in 2000, with APE in the second half of the year 36% higher than the first half of 2001.

Individual Business

Financial performance

Operating profit, before long term investment return, for Individual Business, principally comprising Individual Life and Group Schemes, of R2,152 million increased by 24% from R1,736 million in 2000. This increase was the result of favourable experience profits, improved investment performance and increased asset-based charges due to higher asset levels.



South Africa life assurance
value of new business (APE) (Rm)
2,625*
548
2,077
1999
3,040*
810
2,230
2000
3,142
675
2,467
2001
Group business
Individual business
* excludes free shares

16%

growth in value of new business

The embedded value of new business of R506 million increased by 27% from R399 million in 2000. This was strongly supported by improved distribution efficiencies and increased volumes of higher margin business, particularly within *Investment Frontiers*, which attracted new business flows of R6,950 million during the year. In total, new single premiums of R9,812 million increased by 16%. Included in 2001 are new single premiums of R761 million in respect of transfers from the Guaranteed Capital Fund into *Investment Frontiers* policies which were not categorised as new business premiums in 2000.

Excluding this, the new single premium growth would have been 7%. Individual recurring new business premiums of R1,486 million for the year increased by 7%.

The second half of 2001 showed an improvement in both volumes and persistency, which leaves this business well positioned for 2002. Individual Business had an extremely good year in the very competitive broker market, where it grew new business by over 20%, and increased the number of its broker consultants by 10%.

The South African government's "Persal" stop order collection system was re-opened to new business in July 2001, nine months later than anticipated, necessitating the increased use of debit order collection, on which high cancellation rates were experienced. Despite this, Group Schemes' new business premiums grew by 3%, after allowing for cancellations.

With the re-opening of Persal, certain restrictions have been imposed by the South African government on all Persal stop orders, limiting total insurance portfolio premium deductions to 15% of salary.

The rationalisation of all Persal clients' insurance portfolios is well under way and needs to be completed by June 2002. It is anticipated that Group Schemes will lose approximately 3% of its existing business through this process, which has been factored into the embedded value calculations.

Business development

Changes in the organisational structure of Individual Business to focus on three distinct customer segments are almost complete, and it is well positioned to increase its share of the market in 2002. 2001 also saw the launch of two new distribution channels targeting particular customers, one aimed at the high income consumer, and the other at the emerging middle market.

Further development of the core product platform enabled the successful launch of several market-leading products during the year. *Greenlight,* an innovative individual insurance protection product, was launched in May. In August an international version of *Investment Frontiers* was launched to target South Africans who wish to increase their international savings exposure through the permitted R750,000 per person offshore allowance.

The Personal Financial Advisers (PFA) agency force restructuring, which Old Mutual has been driving over the past three years, was completed during 2001. The restructuring led to significantly improved recruitment, training, process, structure and front line management. As a result of this process, the average number of PFA sales people during 2001 was below that of 2000, which impacted on sales, particularly in the first half of 2001. At year end, the number of sales people was 2,400, an increase of approximately 12% over the year. The business is well positioned for 2002, with the intention of growing the PFA agency force off a sound base.

In Group Schemes, significant focus has been placed on education-based selling through industrial theatre presentations and a range of educational workshops throughout the country. This is seen as a powerful tool for building client relationships and aims to empower clients to make informed financial decisions for the benefit of themselves and their families. Group Schemes is regarded as a market leader in this field.

Bancassurance initiatives progressed well in 2001. OMSA established joint ventures with Nedcor to improve sales of assurance products to Nedbank and Peoples Bank customers. Nedcor's Personal Financial Planners (PFP) advisory sales force has grown significantly, leading to increased sales of Old Mutual products, while more than 100 Group Schemes advisers now operate in Peoples Bank branches. Recurring and single premium sales through Nedcor PFP improved by 153% and 59% respectively in comparison to the previous year.

Moving forward

During the year Individual Business benefited from new generation IT systems, implemented towards the end of 2000, with significant reductions being achieved in the cost per policy for products running on these systems. The next stage of this process will involve the migration of historic business on to the new systems, which is expected to result in a significant further reduction of the average administration cost per policy.

OMSA's goal to improve customer service remains a high priority and it has appointed a Client Service Executive General Manager with the responsibility of instilling a powerful client service culture across OMSA, to provide a highly reliable one-stop service. The first phase of creating the Client Service business will see the Interactive Communication Centre,





Individual Life and Group Schemes front offices, eCommerce and the money collection function, all being managed consistently across the business. This will be another step in achieving world class competitiveness in the area of customer service.

The bancassurance channel is growing rapidly and the Group's objective is to continue to develop this area of business, where it sees significant potential. OMSA and Nedcor agreed during 2001 to merge Nedcor's Permanent Bank with the newly launched Old Mutual Banking Services, subject to regulatory approval. The resulting entity will sell a full range of banking and insurance products through intermediaries and a branch network to Old Mutual's customer base.

Group Business

Financial performance

Group Business, principally comprising Employee Benefits and Old Mutual Healthcare, performed well in a difficult year for the industry. Operating profit, before long term investment return, of R933 million increased by 4% from R894 million in 2000. This increase was achieved despite significant expenditure on new IT systems, and a decline in profits from the healthcare business resulting from reduced membership.

Sales of single premium business of R4,331 million in 2001 represented an increase of 41% over R3,077 million in 2000, after excluding new business that arose from free shares in 2000, driven primarily by strong sales of with-profit annuity business. This shift in the mix of business towards higher margin with-profit annuities drove up new business margins from 38% to 49%.

The value of new business of R334 million increased by 8% from R309 million in 2000, after excluding new business that arose from free shares in 2000. Although new business sales of recurring premium products of R242 million decreased from R502 million in 2000, sales of R201 million in the second half of 2001 increased significantly on those achieved in the first half of the year. The decline in new business, year on year, was also accentuated by a single large quantum of new risk business written in 2000.

Business development

Significant investment was made during 2001 in new products and administration systems, which will continue in 2002, placing Employee Benefits in an excellent position to capture new business in the future. In 2001 Employee Benefits launched new structured products, which extend the range of products providing capital guarantees beyond the smoothed bonus products. A credit assurance product was launched in the fourth quarter and is expected to create new business opportunities in 2002. The multi-manager administration and management functions were consolidated under the *Symmetry* umbrella.

Moving forward

A number of significant single premium contracts are expected to come up for tender in the year ahead. Group Business is well positioned to capture a share of these new flows in the coming months, thanks to significant enhancements in product capabilities made over the past year, and the strong capital position of Old Mutual.

Employee Benefits intends to continue to develop its product range, grow the number and quality of sales consultants and implement the first release of its new administration system in April 2002. These initiatives should provide the capacity for improved client service, further cost savings and increased market share. Aggressive pursuit of new administration clients is also expected to help drive up sales of recurring premium investment products.

Asset Management

Fund Management

Fund management operations in South Africa principally include Old Mutual Asset Managers (South Africa) (OMAM(SA)), Old Mutual Unit Trusts, *Fundsnet,* Old Mutual Properties and Galaxy Portfolio Services.

Summary financial performance

Operating profit of R346 million from the South African fund management businesses, decreased by 16% from R410 million in 2000, primarily as a result of difficult market conditions affecting Old Mutual Unit Trusts and start-up costs incurred by *Fundsnet,* the online unit trust supermarket launched in late 2000.

Over the year, the total funds managed in South Africa grew by 14% from R230 billion to R261 billion. Funds under management were affected by disappointing net cash flows, particularly in the unit trust industry, and by net life fund outflows, albeit at lower levels than in 2000. The net cash outflows were offset by positive market movement, with the JSE All Share Index increasing by 25% over the year.

OMAM(SA) – business development

OMAM(SA)'s operating profit before tax of R198 million was in line with the R199 million for 2000. Its operating profit margin remains strong, with average operating profit growth over the last three years in excess of 30% per annum. 2001 was a much quieter year than the prior two years in terms of the number of new business opportunities arising in the South African institutional market, with fewer large funds changing managers.

OMAM(SA)'s investment performance across its many mandates was mixed. Performance on third party institutional mandates improved during the year, but was variable across the unit trust products, producing an average result for the year as a whole. Its investment performance on behalf of the Group's South African policyholders' funds remains good.

OMAM(SA) has been developing its local investment management capabilities in terms of both conventional asset management skills and alternative asset management offerings. This has been in anticipation of the growing demands of the institutional asset management market in South Africa. It has also been working with other asset management subsidiaries in the Group to structure a broader range of international investment capabilities for the South African market.

During the year OMAM(SA) entered into a joint venture with black economic empowerment partners to form a new asset management company, Umbono Fund Managers (UFM). OMAM(SA) holds 20% of the equity, with the other partners holding the balance. UFM's strategy is to focus on passive index-tracking asset management in South Africa. OMAM(SA)'s role is to act as the empowering partner, offering technical support and skills transfer. By the year end, UFM had R2 billion under management.

Old Mutual Unit Trusts

Old Mutual Unit Trusts (OMUT) had a difficult year in 2001, with its operating profit of R136 million decreasing by 20% from R169 million in 2000 as a result of poor industry fund flows and market volatility.

In line with Old Mutual's broadening range of international offerings for affluent investors, OMUT introduced the Old Mutual International Portfolio of unit trusts, offering hard currency Dollar or Sterling investment into equity, bond and money market unit trusts managed by Old Mutual Asset Managers (UK).

Galaxy Portfolio Services

During 2001, Galaxy Portfolio Services launched a new range of multi-manager funds. This range of funds was launched in response to demand for risk-styled funds from financial intermediaries, and in response to the impact of capital gains tax on unit trust wrap funds. Strong support for these funds resulted in cash inflows of approximately R1.4 billion by the end of 2001.

Old Mutual Properties

Old Mutual Properties had a successful year, increasing its operating profit of R52 million by 23% from R42 million in 2000.

On behalf of the South African life funds, Old Mutual Properties opened the Gateway shopping mall (see photograph below) in KwaZulu-Natal. Initial indications of trading volumes following opening have been very encouraging. Besides continuing to manage the life funds' property portfolio, Old Mutual Properties has steadily developed its activities in the third party market over the year, and intends to extend its asset management capabilities in this area.

Fund management – moving forward

The South African fund management businesses will continue with their strategy to develop and enhance their investment capabilities in both the conventional and alternative asset management arenas. The businesses have continued to refine processes and to develop their teams in order to improve responsiveness to the investment needs of clients.

Other Financial Services

OMSA's other financial services businesses performed well in 2001, with operating profit before tax of R112 million increasing by 51% from R74 million in 2000. These results principally comprise those of Old Mutual Specialised Finance, which is well positioned to continue the growth of its existing corporate lending, securities lending and structured product activities in South Africa.






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South Africa Business Review (continued)

Banking

Summary financial performance

Operating profit from the Group's worldwide banking operations of £369 million increased by 13% from £327 million in 2000. Nedcor's contribution to these results was £382 million (2000: £337 million), with the difference being from Old Mutual Banking Services and from the discontinued operations in 2000 of Gerrard & King.

Nedcor – financial performance

Nedcor continued its sustained performance of excellent returns, with headline earnings of R3,794 million increasing by 26% from R3,012 million. Return on equity increased to 25.1% (2000: 24.0%) and return on assets to 2.22% (2000: 2.16%). Earnings, excluding all translation gains resulting from the conversion of integrated offshore banking operations, and excluding the write-down of the investment in Dimension Data Holdings plc, grew by 18%, comprising 15% growth in its South African operations and 32% growth in its international operations.

Total advances grew by 26%, and contributed to an increase in market share of 0.3% to 17.9% as measured by total assets. The advances growth occurred at an organic, acquisitive and Rand-translated level. Net interest income grew by a more muted 11%. This resulted from the continuing pressure on margins, the negative endowment effect of lower interest rates on capital and reserves, lower global yields earned on externalised capital, and the redeployment of cash to acquire Imperial Bank and Gerrard Private Bank.

Nedcor reported non-interest revenue of R5,709 million, excluding exceptional items, an increase of 33% from R4,292 million in 2000. The foundation for this increase was strong growth of 20% in commission and fees to R3,211 million (2000: R2,684 million), boosted by good growth in bancassurance revenues, trading income and investment banking profits.

Expenses increased by 19% due to new acquisitions, the fully expensed start-up development costs of strategic banking alliances, and the costs of offshore operations converted into depreciated Rand. Despite this increase, Nedcor's efficiency ratio of 49.3% (2000: 50.3%) breached the 50% barrier for the first time, and this leads the way in South African banking.

The credit climate in South Africa continued to improve in 2001 and reflected the reduced interest rate environment. Nedcor is cognisant, however, of its high advances growth and continues to adopt a conservative provisioning policy. Consequently, the general risk provision has been prudently supplemented by R400 million to cover unidentified but inherent risks that may result from the further depreciation in the value of the Rand and the current uncertain business environment.

Nedcor believes that its exposures in micro-lending and to retailers active in micro-lending have been well risk-managed. Through the expertise of Capital One and Nedcor's own credit management, Nedcor's unsecured exposures of R355 million to the micro-loan industry represent only 0.23% of total advances. The credit model that Nedcor has implemented for this industry has proved its worth, with low levels in arrears and defaults.

Nedcor – shareholders' funds and capital adequacy

Nedcor's shareholders' funds of R15.7 billion (2000: R15.8 billion), together with subordinated debt instruments of R3.8 billion (2000: R0.7 billion), represent an overall capital adequacy ratio of 11.4% (2000: 13.2%), comfortably above the statutory requirement of 10%. Primary capital stands at 8.6% (2000: 11.5%), well above the guideline minimum of 7.5%. In 2000, the capital adequacy calculations were influenced by the unrealised surplus of R3.7 billion on the Dimension Data investment. In September


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2001, secondary capital of R2.0 billion was successfully raised in the markets at good rates, prompted by Nedcor's strong growth in assets and market share, and this has helped to optimise the balance of Nedcor's primary and secondary capital.

Nedcor – business development
Good progress is being made with the integration of Nedcor's strategic banking alliances, comprising the partnerships with Old Mutual (South Africa), Capital One, Imperial Bank, JD Group and Pick 'n Pay. The proposed merger of Permanent Bank and Old Mutual Banking Services, which is still subject to regulatory approval, is an exciting initiative intended to create a powerful presence in the important middle market. The Peoples Bank empowerment transaction, whereby 30% of Peoples Bank has been sold to empowerment groups for R569 million with effect from 1 January 2002, is set to broaden the sphere of Nedcor's operating activities.

Nedcor is in the process of finalising commercial contract terms for its first European card processing transaction. This exciting new initiative will utilise the low South African cost base, and Nedcor's IT processing skills, and will bring hard currency earnings into South Africa. Further opportunities in the commercialisation of technology and operations are being pursued, with the aim of leveraging Nedcor's core processing competence in the international arena.

Nedcor's strategic technology investments also provide capacity and skills which support its technology and operations commercialisation strategy.

Nedcor – moving forward
The last two years have seen some important acquisitions and initiatives that have strengthened Nedcor's position and these continue to offer potential growth opportunities in various retail banking and technology processing markets. Nedcor's commercial, corporate and investment banking operations are well positioned in their respective markets, while the scalable platforms of its Technology and Operations Division are expected to benefit from volume increases and external processing revenues. The Group believes that Nedcor's strategy offers low risk growth opportunities and focuses on markets and initiatives that lie within its core competencies.

Given continued growth in its core business, improved efficiencies from technology applications and stable credit and interest rate conditions, the outlook is positive for Nedcor in 2002.

General Insurance
Financial performance
Operating profit, including long term investment return, from the Group's general insurance operations of £46 million increased marginally from £44 million in 2000.

Mutual & Federal – financial performance
Mutual & Federal returned an underwriting result under UK GAAP of R62 million for 2001. This represents a significant improvement on the break-even position achieved in 2000. The operating ratio improved to 97.9% from 99.9% in 2000. The strong capital position of Mutual & Federal enabled its Board to declare a special dividend of 350 cents per share in November 2001. Despite this dividend, the solvency ratio remains strong and was in excess of 70% at 31 December 2001. Mutual & Federal has now declared special dividends in three consecutive years, returning R1,444 million, R723 million and now R847 million in capital to shareholders. This capital reduction forms part of a continuing critical review of the efficient use of capital by members of the Group.

Each of Mutual & Federal's divisions performed well during the year. The Commercial Division grew substantially, with premiums increasing from R1.1 billion to R1.8 billion, and now represents over 40% of turnover. Levels of profitability improved following rating adjustments and renewed focus on underwriting margins. The Personal Lines Division continued to be the largest in the organisation. During 2001 the majority of portfolios returned to acceptable levels of profitability. The Corporate Business Division also showed improvement, with premiums growing to R650 million, a 35% increase over 2000. The Claims and Services Division continued to provide outstanding levels of support.

Mutual & Federal – business development
Considerable attention was given during the year to the consolidation of CGU, the South African business purchased from CGNU in late 2000. All CGU policies have now been successfully converted on to Mutual & Federal's systems.

In October 2001 Mutual & Federal acquired FGI Insurance Company of Namibia for N$76 million. This consolidating acquisition significantly increases Mutual & Federal's market share in Namibia and is expected to enable economies of scale to be achieved.

Mutual & Federal also acquired the balance of the shares not already owned by it in the South African specialist general insurer, Sentrasure Ltd, during the second half of 2001. This company occupies an extremely successful position in the agricultural insurance market. Having acquired the remaining shares, Mutual & Federal intends to rationalise arrangements so as to maximise economic value without detracting from brand identity and market performance.

Mutual & Federal – moving forward
During the year a number of rationalisations took place, as Mutual & Federal disposed of its interests in underwriting agencies which did not accord with its overall strategy. These disposals will enable management to focus more closely on the core activities of Mutual & Federal so as to maximise value.


Nedcor return on assets
1.95
2.16
2.22
Average assets (Rbn)
Return on assets (%)
124
144
178
1999
2000
2001


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$150 BILLION
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PBHG FUNDS
ASSET MANAGEMENT

United States Business Review

Operating profit from the Group's US asset management and life assurance operations of £129 million increased from £44 million for that part of 2000 for which their results were consolidated. The increase was attributable to a full year contribution in 2001 from the US asset management group (purchased in September 2000), and the commencement of the Group's US life assurance business in 2001.

The US asset management business made strong progress during 2001. Pilgrim Baxter, Old Mutual Asset Managers (US) and the remaining Old Mutual US asset management affiliates overall achieved net fund inflows in a challenging market environment. Good progress continued to be made with divestiture activity, and the Group has identified a number of affiliates which it intends to hold as longer term strategic investments. Old Mutual favours aligning these affiliates more closely with the Group over the long term, whilst the remaining affiliates will be held as financial investments, where their status as stand-alone firms will be maintained.

The Group commenced life assurance business in the US during 2001 through the acquisition of Fidelity & Guaranty Life (F&G), and the start-up operation of Americom Life & Annuity (Americom). Strong new business sales were recorded over the period of 2001 for which these businesses were operational as part of the Group, and Old Mutual is confident that a wider product offering under these brands will be successful.

Asset Management

Summary financial performance

Operating profit from the US asset management group was $167 million, compared to $67 million for the part year for which its results were consolidated in 2000. During 2001, nearly all categories of US equities declined, particularly growth stocks, which more than offset strength in fixed-income securities. The Standard & Poor's 500 index declined by 12% year on year, and the Nasdaq composite index declined by 21%.

Funds managed by the US asset management group, including F&G funds, were $150 billion at the end of 2001, compared to $178 billion at the beginning of the year. During the year, funds of $23 billion were disposed of through divestiture activity. The decline in equity markets reduced assets by $10 billion, partially offset by net cash inflows of $4 billion from new and existing clients, including the F&G funds now managed by Dwight Asset Management. The net client cash flow was a significant improvement over the prior four years' operating results for these businesses before they joined the Old Mutual Group, and their first overall positive net cash flow since 1993.

Comparative investment performance by the US asset management businesses continued to be strong, with a majority of products outperforming their benchmarks on a one- and three-year basis. At year end, 22 of the US asset management group's 51 mutual fund portfolios rated by Morningstar carried four- or five-star ratings, well ahead of the industry average. Assets managed by firms in the four- and five-star funds represented over 79% of the US asset management group's total mutual fund assets rated by Morningstar at the close of the year.

$4.4 billion

of net fund inflows

Pilgrim Baxter & Associates

Financial performance

Operating profit from Pilgrim Baxter of $42 million increased from $17 million for that part of 2000 for which its results were consolidated. Revenues generated by Pilgrim Baxter, including revenues from providing mutual fund services, of $123 million decreased by 36% in 2001 when compared to pro forma 2000 revenues of $191 million. The decrease in revenues was primarily attributable to lower average funds under management resulting from the fall in world equity markets, particularly equities in the Nasdaq composite index.

Business development

Despite challenging market conditions, which caused Pilgrim Baxter's funds under management to decline from $17.5 billion to $12.6 billion over the year, superior investment performance, increasingly diverse product lines, the firm's excellent client relationships and strong brand enabled it to record positive net client cash flow of $0.8 billion in 2001. Equally encouragingly, Pilgrim Baxter made notable progress in key areas of its long term growth strategy, further broadening its product lines and establishing important new relationships with major distribution partners.

In the product area, the firm has added five new high quality investment styles and asset classes to its flagship PBHG mutual fund family – real estate, fixed income, quantitative equity, intrinsic value and deep value. All five of the new portfolios are sub-advised by other Old Mutual investment managers. This development reflects the potential synergies inherent in the Group's US asset management franchise, as well as the depth and breadth of its investment talent.

Pilgrim Baxter established substantial sub-advisory relationships to manage portfolios for the mutual fund groups of three large financial services organisations – American Skandia Life Assurance, American Express, and Wachovia Corporation's First Union Securities. The sub-advised portfolios encompass both growth and value investment styles.

Pilgrim Baxter's investment performance, particularly in the value area, continued to achieve top ratings. At the end of the year, over half of the firm's Morningstar-rated portfolios achieved four- or five-star ratings.

Old Mutual Asset Managers (US)

Financial performance

Operating profit of $55 million from the seven firms within Old Mutual Asset Managers (US) (OMAM(US)) increased from $23 million for that part of 2000 for which their results were consolidated. Revenues of $212 million generated by OMAM(US) decreased by 20% when compared to pro forma 2000 revenues of $264 million. The decrease in revenues was primarily attributable to lower average funds under management resulting from the fall in world markets, and a shift towards an increased proportionate composition of value-style funds within total funds managed, on which lower fee rates are generally earned.

Business development

The seven OMAM(US) firms completed their first full year of operating together. Funds under management, including F&G Life funds, increased from $74.9 billion to $76.7 billion. Net positive client cash flow of $6.5 billion offset the negative impact of the fall in market indices, as well as underperformance in growth-style equity funds. Dwight Asset Management, a fixed-income manager specialising in stable value asset portfolios, brought in substantial net new business, including over $5 billion from F&G, which was acquired by Old Mutual during the year. Clay Finlay, which manages a full range of global equity mandates, also had strong new business results, driven by superior long term performance and client service.

Sub-advisory relationships, particularly for partners with strong distribution capabilities, remain one of the most attractive avenues to leverage OMAM(US)'s investment skills and accelerate asset gathering. Establishing these key sub-advisory relationships will be a significant component of its strategy in 2002.

US asset management – movement in funds under management* during 2001 ($bn)

* includes F&G Life funds managed by Dwight and all funds managed by Old Mutual Strategic and Financial Affiliates


177.9
(22.9)
(9.5)
4.4
149.9
Dec 2000
Divested
Market movement
Net cash flows
Dec 2001


CLAY FINLAY INC.



Old Mutual Affiliates

Financial performance

Operating profit from the remaining Old Mutual US asset management affiliates (the Old Mutual Affiliates) of $70 million compared to $28 million for that part of 2000 for which their results were consolidated.

For financial reporting purposes, the remaining Old Mutual affiliates have been analysed into two further groups. "Old Mutual Strategic Affiliates" are affiliates that have been identified by the Group as being of longer term strategic interest. "Old Mutual Financial Affiliates" include affiliates that are now held as financial investments and which will maintain operational autonomy, and affiliates which were divested during 2001. In 2001 operating profit from Old Mutual Strategic Affiliates was $31 million, and $39 million from Old Mutual Financial Affiliates.

Including affiliates geographically located outside the USA, funds managed by Old Mutual Strategic Affiliates remained constant at $37.5 billion over the year. Overall net negative client cash flow offset total positive market movement of $0.7 billion across these affiliates.

Funds managed by Old Mutual Financial Affiliates of $23.1 billion decreased by 4% over the year when compared on a like-for-like basis, excluding divested funds of $22.9 billion. This group recorded $2.1 billion of net negative cash flow during the year.

Business development

Nearly all the firms that indicated an interest in leaving Old Mutual, whether through management buyout or trade sale to a third party, have now accomplished their objectives. During 2001, eight affiliates were sold, and the principals of two additional affiliates purchased control of their organisations, with Old Mutual retaining an equity interest. Including divestitures already announced in 2002, fourteen affiliates with approximately $36 billion in funds under management have been sold to third parties or management.

eSecLending, which pioneered an innovative auction system for securities lending late in 2000, migrated its model to a fully functional internet-based platform in 2001, and ended the year with successful web-based auctions of exclusive securities borrowing rights to over $62 billion in domestic and international equities for its strategic partner, the California Public Employees Retirement System. With offices now established in London and Tokyo, as well as in the US and Bermuda, eSecLending is well positioned for a strong global marketing effort in 2002.

US Asset Management

Moving forward

Old Mutual's US asset management group will continue to pursue a three-pronged strategy of organic growth in 2002. Firstly, it intends to strengthen its position and accelerate growth in the core US defined benefit plan, mutual fund and wrap markets. Secondly, it will aim to source new investors in carefully defined areas. Finally, it will look for ways to realise appropriate economies of scale and cost-effectiveness across the organisation. These steps should position the US asset management group to benefit significantly from the long term growth of the investment management business in North America and selected overseas markets.





Life Assurance
2001 saw the commencement of operations of the Group's US life operations, which comprise Fidelity & Guaranty Life Insurance Company (F&G) and Americom Life & Annuity Insurance Company. The purchase of F&G was a boost for the Group's life operations in the USA, and has allowed Old Mutual to create a significant presence in the largest life market in the world.

In March 2001, the Group acquired 100% of the net assets of Unified Life Assurance Company, licensed for life assurance business in 43 states in the USA. The purchase consideration of $23 million was paid in cash. The business was renamed Americom, and it commenced operations in May 2001.

With effect from 1 July 2001, the Group acquired 100% of the net assets of F&G, a US-based, fixed annuity and life assurance specialist. The total consideration of $635 million was settled through a mixture of debt and Old Mutual plc equity.

Financial performance
F&G and Americom have contributed $19 million to operating profit for that part of 2001 for which their results were consolidated, after incurring $13 million of one-off transitional and restructuring expenses.

New business sales for the period since acquisition have been extremely encouraging at $871 million (Annual Premium Equivalent basis: $121 million). The value of new business of $18 million, at a margin of 15%, has provided 16% of the total value of new business for the Old Mutual Group in 2001. Embedded value profits were $23 million, and the embedded value of the US life businesses was $788 million at the end of the year.

Business development
The focus of 2001 was on the creation of the US life organisation. Americom commenced operations with four regional sales offices and the creation of a broad portfolio of life, fixed annuity and equity-linked annuity products for sale via independent agents.

As part of the F&G ownership change, management of most of its $6 billion portfolio was passed to OMAM(US)'s Dwight Asset Management, enabling the Group to extract synergies from its existing US resources. Dwight Asset Management has undertaken a review of F&G's portfolio and has realigned it to increase yield within acceptable risk parameters, while also bringing a more active investment process to bear on the assets.

Moving forward
In January 2002 the closure of Americom's Kansas City office and the consolidation of certain head office functions to Baltimore, Maryland were announced. The Group is well positioned to widen the product offerings available under the F&G and Americom brands. With the support of the Group, the US life businesses intend to expand these brands by various marketing initiatives during 2002.


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United Kingdom and Rest of World Business Review

Operating profit, before long term investment return, from the Group's UK and Rest of World asset management, life assurance and banking businesses of £74 million decreased from £105 million in 2000.

During 2001, the integration programme to bring the Group's principal UK businesses into one centre at Old Mutual Place was completed and a new Chief Executive, Edmond Warner, was appointed to oversee these businesses. Management teams across the UK businesses have been reviewed, and a number of new appointments were made during the year.

Asset Management

Private Client

Financial performance

Gerrard operating profit of £2 million, before integration costs of £12 million, decreased significantly from £26 million in 2000, principally due to declining commission levels and reduced fee income when compared to 2000.

Retail volumes through the London Stock Exchange reduced dramatically during 2001, as retail customers cut back on trading activity and, in line with other private client stockbroking firms, Gerrard's business suffered as a result of this. Consequently, commission income reduced by approximately £34 million, a 30% decrease when compared on a like-for-like basis to 2000.

Funds under management at 31 December 2001 were £17.4 billion, a decrease of 17% from £20.9 billion at 31 December 2000. The FTSE 100 index fell 16% over the same period. Fee-based revenues reduced by approximately £9 million, a 13% decrease when compared on a like-for-like basis to 2000.

The management systems and compliance processes within the Capel Cure Sharp operations have been strengthened, following £0.7 million of regulatory fines incurred during 2001 in connection with bank account reconciliation and pension mis-selling issues from prior years.

Gerrard – business development

A new Chief Executive and a number of other senior appointments have been made to build the expertise and capability of the management team. Gerrard will continue to strive for efficiencies in operations and build revenues, taking advantage of its scalable platform. The integration is complete in all Gerrard offices, enabling it to build on its current position to take advantage of more favourable market conditions ahead. Technology investment made in 2001 will now be directed toward building on existing client relationships and developing new ones.

Gerrard's core proposition is a personalised investment solution, delivered to the client through a direct relationship with a trusted adviser. Gerrard is the UK's largest private client investment manager and, with a single administrative platform, client managers will now be in a position to focus increasingly on growth opportunities. By augmenting the core proposition with additional, carefully selected and targeted products and services, the business is positioned strongly to take advantage of market opportunities in wealth management in the affluent and high net worth segments.

In conjunction with Nedcor, Fleming Offshore Banking was acquired in 2001 and re-branded Gerrard Private Bank (GPB). Initially operating offshore from the Channel Islands and the Isle of Man, GPB will seek opportunities to extend its offering onshore, giving the Group's UK businesses an opportunity to provide a broader private banking service to their clients.

Fund Management

Financial performance

Operating profit from the Group's UK and Rest of World fund management businesses of £6 million decreased by 57% from £14 million in 2000. Included in these results are Old Mutual Asset Managers (UK) (OMAM(UK)) and Old Mutual Asset Managers (Bermuda). The Bermudan operation provides investment management services to South African clients investing internationally, where the funds are generally sub-advised by OMAM(UK), and to international clients investing in South African funds.

Old Mutual Asset Managers (UK) – business development

OMAM(UK) continued to make good progress during the year and achieved net new funds of £92 million in a difficult environment. It has been focused on increasing market share in the UK unit trust sector, which, despite market downturns, maintains underlying growth. The announcement in October 2001 of the merger of the retail fund businesses of OMAM(UK) and Gerrard Investment Funds under the management of OMAM(UK) was an important step in this process. This integration is expected to yield substantial benefits in terms of improved client service, broader product scope, and meaningful savings through the elimination of duplication.

The UK Select Smaller Companies Fund, launched in the first quarter, was one of the industry's most successful fund launches during the year, raising a total of £26 million when launched and reaching £99 million by the end of 2001. The fund obtained an AA rating from Standard & Poor's.

OMAM(UK)'s strategy is to continue to focus on the retail sector in the short term and to develop a solid track record of performance from which to develop institutional business.

Other Financial Services

Financial performance

Operating profit from the Group's UK and Rest of World other financial services businesses of £1 million decreased from £8 million in 2000. Included in these results are GNI, GNI Fund Management, Old Mutual Securities and the central management and service costs associated with the UK businesses. An operating loss from Old Mutual Securities, UK property provisions, together with central management and service costs, were the main contributors to the decrease in operating profit.

GNI – business development

GNI produced operating profit before tax of £9 million, compared to £7 million in 2000. Whilst all areas of the business, with the exception of foreign exchange, showed strong growth in revenues, financial futures had an exceptional year, buoyed by interest rate volatility. Volumes in margined equity products grew steadily during the year, regardless of general equity market volumes, as GNI's hedge fund client base expanded.

GNI's margined equity products continued to grow in 2001, with expansion driven by the introduction of Contracts for Differences to European and US markets. The transfer of the residual Gerrard & King business into GNI, as well as increased activity in European equity markets, enhanced stock lending and repo income growth at GNI. Foreign exchange experienced reduced market volatility, leading to reduced levels of customer interest. A number of cost saving measures and process efficiencies are being implemented at GNI in 2002.

It is expected that GNI will benefit from the increased scalability of a number of its product lines, following the substantial IT investment in straight-through processing made during 2001.

£17.4 billion

of Private Client funds under management

GNI Fund Management – business development

GNI Fund Management launched an open-ended fund of hedge funds towards the end of 2001, using seed capital from Old Mutual. Its focus throughout the year remained on guaranteed multi-manager funds, with five new products being launched, raising $219 million in new funds in 2001. Total funds under management now stand at $529 million.

The hedge fund sector is undergoing rapid development and, with a new management team and revised business model, GNI Fund Management is well positioned to exploit this opportunity. The business is focusing on enhancing its distinctive real-time risk management capability, as well as expanding distribution potential.

Old Mutual Securities – business development

Old Mutual Securities (OMS) was adversely affected by the slump in market volumes, which was particularly marked in the small cap sector, its area of strength, and which fell 36% in volume terms from 2000. This was partly mitigated by an increase in market share of OMS in the small cap market. Income from corporate financing activities fell 30%, as demand for services fell sharply as a result of declining equity markets and a slowing economy.

OMS was involved in a number of corporate finance transactions during 2001, which raised a total of £208 million of new capital for corporate clients. In addition, it acted as adviser on transactions with a value of £350 million. OMS took on a number of new brokerships during the year, including Business Post, Synstar and Chorion.

Going forward, OMS intends to focus on extending its business into the more liquid mid-cap market by increasing both its research coverage and making markets in an increased number of stocks.

Life Assurance

Financial performance

Operating losses, before long term investment return, of £7 million from the Group's UK and Rest of World life businesses compared to an operating profit of £7 million in 2000. Excluding the start-up costs of £19 million in 2001 associated with the new UK life business, Selestia, the operating profit from these businesses was £12 million, an increase of 71% over 2000.

United Kingdom – business development

On 1 November 2001 the Group successfully launched Selestia, an IFA distributed retail investment solution which is unique in the UK in bringing the disciplines of institutional investment to the private investor. Through a fully online service, Selestia offers the IFA and investor access to a range of third party funds, including funds of funds. On completion of its full launch in mid-2002, it is envisaged that Selestia will offer a full range of product choice to investors, from pure investment in unit trusts through ISAs and PEPs to life bonds and pensions.





Selestia has demonstrated the power of leveraging the Group's South African resources and expertise. Its core system has been taken from OMSA's successful *Investment Frontiers* business in South Africa, and OMSA's South African technology team was largely responsible for the delivery to market on time of the UK enhanced proposition.

The Group has continued to extract value from its UK life businesses, as demonstrated by the post-year end disposal of its Isle of Man business for £36 million.

Rest of Africa
Included in the Group's results is operating profit, before long term investment return, of £6 million from its operations in Zimbabwe, Namibia, Malawi, Kenya and Botswana, which increased from £2 million in 2000.

The Group's operations in Zimbabwe continued to suffer from political turmoil, which was heightened this year by disturbances in the build-up to the March 2002 General Election. The Group's business, which is the largest financial services business in that country, continued to be profitable, but rapid currency devaluation has significantly reduced its contribution to the Group's results.

The Group's Namibian business made steady progress during the year, as a result of improved sales of individual life products and a strong focus on cost savings.

India
The Group's 26% owned joint venture life assurance company in India, OM Kotak Mahindra, continued to make satisfactory progress during 2001. By the end of the year, OM Kotak Mahindra had an agency force of approximately 1,000 agents, with offices in nine cities. In 2002, it intends to increase its agency force further, open an additional four offices, and substantially diversify its product range.

Banking
Operating profit from the Group's UK and Rest of World banking operations of £79 million have increased by 36% from £58 million in 2000. These results principally reflect the international and offshore banking activities of Nedcor, which include Gerrard Private Bank.

Julian Roberts
Group Finance Director
25 February 2002


FUND MANAGERS
Gerrard


PHILLIP GNI
P

BOARD OF DIRECTORS








The Board has eleven members, with three executive and eight non-executive directors.

Mike Levett (62)[2]
B.Com., D.Econ.Sc. (hc), FIA, FFA, FASSA, is non-executive Chairman, having until 31 October 2001 held the dual role of Chairman and Chief Executive. He has worked for the Old Mutual Group for a total of 43 years. He is also a non-executive director of Barloworld Limited, Central Africa Building Society, Mutual & Federal Insurance Company Limited, Nedcor Limited, South African Breweries plc and Old Mutual South Africa Trust plc.

Richard Laubscher (50)
B.Com. (Hons), AMP (Harvard), FIBSA, joined the Board as an executive director on 1 January 2001. He is Chief Executive of Nedcor Limited, a position he has held since 1994, and of Nedcor Bank Limited and Chairman of Cape of Good Hope Bank Limited and of Peoples Bank, as well as a director of Nedcor Investment Bank Holdings Limited. He has worked for the Nedcor Group for 30 years.

Jim Sutcliffe (45)[4]
B.Sc., FIA, became Chief Executive of the Company on 1 November 2001, having been appointed to the Board as Chief Executive of the Group's life businesses in January 2000. He is also a non-executive director of Nedcor Limited and Nedcor Bank Limited. Before joining the Group, he was Chief Executive, UK, of Prudential plc and Chief Operating Officer of Jackson National, Prudential's US subsidiary.

Rudi Bogni (54)
D.Econ. (Bocconi), joined the Board as a non-executive director on 1 February 2002. He chairs the board of Medinvest International SCA, Luxembourg and the International Advisory Board of Oxford Analytica. He is a member of the boards of the LGT Foundation, Civilia, and Prospect Publishing, and of the governing council of the Centre for the Study of Financial Innovation. He served previously as member of the Executive Board of UBS AG and Chief Executive, Private Banking, and before that he was Group Treasurer and a member of the Executive Committee of Midland Bank plc.

Julian Roberts (44)
B.A., FCA, MCT, is Group Finance Director, a position he has held since joining the Group in August 2000. He is also a non-executive director of Mutual & Federal Insurance Company Limited and Nedcor Limited. He was formerly Group Finance Director of Sun Life & Provincial Holdings PLC. Before joining Sun Life & Provincial Holdings PLC, he was a director and Chief Financial Officer of Aon UK Holdings Limited.

Norman Broadhurst (60)[1,2,3,4]
FCA, FCT, has been a non-executive director of the Company since March 1999. He chairs the Audit Committee. He was Group Finance Director of Railtrack plc from 1994 to 2000. He was appointed Chairman of Freightline Limited in February 2001 and of Chloride Group plc in September 2001. His other non-executive directorships include Cattles plc, Tomkins plc, Taylor Woodrow plc and United Utilities plc.







Warren Clewlow (65)[1,2,3,4]
OMSG, CA(SA), D.Econ. (hc), has been a non-executive director of the Company since March 1999. He chairs the Group Risk Management and Compliance Committee. He has been Chairman of Barloworld Limited since 1991. He was previously Chief Executive of the Barloworld group and has managed many of its diverse divisions. He is also a non-executive director of Nedcor Limited, Sasol Limited and Iscor Limited.

Chris Liebenberg (67)[1,2]
CAIB(SA), FIBSA, AMP (Harvard), D.Com. (hc), has been a non-executive director of the Company since March 1999. He is also Chairman of Nedcor Limited and Nedcor Bank Limited and a former Minister of Finance in the South African Government of National Unity. He is a past Chief Executive of Nedcor Limited and past Chairman of Hoechst SA. He is also a director of Mutual & Federal Insurance Company Limited, Nedcor Investment Bank Holdings Limited and MacSteel Holdings (Pty) Ltd.

Christopher Collins (62)[1,2,3]
FCA, has been a non-executive director of the Company since March 1999. He chairs the Remuneration Committee. He was appointed Chairman of Hanson PLC in 1998, having previously been Vice-Chairman from 1995. His international experience includes working as a Hanson PLC representative in Australia. He is also Chairman of Forth Ports PLC and a non-executive director of The Go-Ahead Group plc and Alfred McAlpine PLC.

Murray Stuart (68)[1,2,3]
CBE, M.A., LL.B., D.Univ., CA, FCT, has been the senior non-executive director of the Company since he was appointed to the Board in March 1999. He chairs the Nomination Committee. He is also a non-executive director of The Royal Bank of Scotland Group plc and of CMG plc, a member of the Supervisory Board of Vivendi Environnement, and a member of the Advisory Board of Credit Lyonnais Europe. He was Chairman of ScottishPower plc from 1992 to 2000. He was previously Deputy Managing Director of ICL and Chief Executive of Metal Box.

Peter Joubert (68)[1,2,3]
B.A., DPWM, has been a non-executive director of the Company since March 1999. He is also Chairman of Delta Motor Corporation (Pty) Limited, Delta Electrical Industries Limited, Foodcorp Holdings (Pty) Limited, Munich Reinsurance of Africa Ltd, NEI Africa Holdings Limited and Sandvik (Pty) Limited, Deputy Chairman of Nedcor Limited and a director of Impala Platinum Holdings Limited, Malbak Limited, Murray & Roberts Holdings Ltd and Nedcor Bank Limited. He is a past Managing Director and Chairman of African Oxygen Limited.

Key:

[1]Member of the Audit Committee
[2]Member of the Nomination Committee
[3]Member of the Remuneration Committee
[4]Member of the Group Risk and Compliance Committee

Directors' Report

The directors of Old Mutual plc submit their report and the audited financial statements of the Group for the year ended 31 December 2001.

Principal activities
The Company is the holding company of the Old Mutual group of companies, whose principal activities are life assurance (including retirement savings), asset management (including unit trusts and portfolio management and services), banking and general insurance.

Share capital
The Company's issued share capital as at 31 December 2001 was £374,371,097.60 divided into 3,743,710,976 ordinary shares of 10p each (2000: £355,141,289.10 divided into 3,551,412,891 ordinary shares of 10p each). During the year ended 31 December 2001, a total of 1,941,454 shares in the Company were issued pursuant to the Group's share schemes (including on the exercise of "roll-over" options granted under the Gerrard Group plc share schemes in connection with the Group's acquisition during 2000 of Gerrard Group plc) and 190,356,631 shares were issued to St Paul Fire & Marine Insurance Company in connection with the acquisition of Fidelity & Guaranty Life Insurance Company. Authorities from the shareholders for the Company to make market purchases of, and/or to purchase pursuant to contingent purchase contracts relating to each of the four African stock exchanges on which the Company's shares are listed, up to an aggregate of 355,183,913 of its own shares were in force at 31 December 2001. No purchases of shares were made pursuant to any of those authorities during the year ended 31 December 2001.

Review of the year and future developments
The Chairman's Statement, Chief Executive's Statement and the Group Financial and Business Reviews contained in this document include a review of the year and of future developments of the Group. The Group's profit, appropriations and financial position are shown in the financial statements.

Dividend
The directors recommend a final dividend of 3.1p per share for payment on 31 May 2002 to holders of ordinary shares on the register at the close of business on 19 April 2002.

If approved at the Annual General Meeting, this dividend will be paid to shareholders on the South African, Malawi and Zimbabwe branch registers and the Namibian section of the UK register in the respective local currencies of those territories, by reference to the relevant exchange rates prevailing on 4 April 2002, as determined by the Company. The equivalents of the recommended Sterling dividend in these currencies will be announced by the Company on 5 April 2002. It is expected that payment will be made via dividend access trust mechanisms in each country concerned. This means that holders of shares on the South African branch register will receive their dividend from a South African domestic entity and will therefore not be subject to the South African tax on foreign dividends in relation to it.

The Board's policy on dividends is to seek to achieve stable returns to shareholders over time, reflecting the Group's long term rate of return and the cash flow requirements of its businesses. The Board anticipates declaring an interim dividend for the current year in August 2002, payable in November 2002, representing approximately one third of the expected full dividend for the year.

Directors
The Board currently has eleven members, consisting of three executive and eight non-executive directors. All of the current directors (except for Dr R Bogni, who was appointed to the Board on 1 February 2002) served throughout the year ended 31 December 2001. Mr R C M Laubscher's appointment as an executive director took effect on 1 January 2001. Mr E E Anstee, who was formerly Chief Executive, Financial Services, resigned as a director on 31 August 2001. On 1 November 2001, Mr M J Levett, who had formerly been Chairman and Chief Executive, became non-executive Chairman and Mr J H Sutcliffe, who had formerly been Chief Executive, Life, became Chief Executive.

Directors' interests
Details of the directors' interests (within the meaning of section 346 of the Companies Act 1985, including interests of connected persons) in the share capital of the Company and its quoted subsidiaries at the beginning and end of the year under review are set out in the following table, whilst their interests in share options and restricted share awards are described in the section of the Remuneration Report entitled "Directors' share options and restricted share awards".

	Old Mutual plc number of shares	Nedcor Limited number of shares	Nedcor Investment Bank Holdings Limited number of shares	Mutual & Federal Insurance Company Limited number of shares
At 31 December 2001				
N N Broadhurst	2,416	–	–	–
W A M Clewlow	30,700	2,000	–	–
C D Collins	5,541	–	–	–
P G Joubert	50,000	15,000	–	–
R C M Laubscher	12,100	105,258	102	–
M J Levett	334,642	4,000	250,000	864,100
C F Liebenberg	600	20,768	320,706	40,500
J V F Roberts	40,244	–	–	500
C M Stuart	5,541	–	–	–
J H Sutcliffe	130,121	–	–	–
At 1 January 2001				
N N Broadhurst	2,416	–	–	–
W A M Clewlow	30,700	–	–	–
C D Collins	5,541	–	–	–
P G Joubert	50,000	15,000	–	–
R C M Laubscher	12,100	105,258	102	–
M J Levett	184,000	–	–	864,100
C F Liebenberg	600	20,768	320,706	40,500
J V F Roberts	–	–	–	500
C M Stuart	5,541	–	–	–
J H Sutcliffe	10,000			

Included in the above interests are non-beneficial interests in 500 shares in Mutual & Federal Insurance Company Limited held as qualification shares by each of M J Levett, C F Liebenberg and J V F Roberts at both 1 January and 31 December 2001.

Except as disclosed in note 12 to the financial statements, no director had a material interest in any significant contract with the Company or any of its subsidiaries during the year.

Corporate governance and internal control

A statement on corporate governance and internal control appears on pages 39 to 43.

Substantial interests in shares

At 25 February 2002, the following substantial share interests had been declared to the Company in accordance with Part VI of the Companies Act 1985:

Name	Number of shares	% of total issued shares
Old Mutual Life Assurance Company (South Africa) Limited	300,000,000	8.0%
St Paul Fire & Marine Insurance Company	190,356,631	5.1%
Barclays PLC	113,218,293	3.0%

Employment policies and developments during 2001
The Group's employment policies are regularly reviewed and updated to ensure their appropriateness for the locations within which they apply. They are designed to promote a working environment which supports the recruitment and retention of highly effective employees, improves productivity and fosters relationships free of discrimination. Whilst local employment policies and procedures are developed by each subsidiary company according to its own circumstances, a number of key human resources values and policies are promoted throughout the Group:

- the Group considers that the establishment of the right priorities and environment for its people is essential for their performance and development and to the future of the Group;

- employees are recruited and promoted on the basis of their suitability for the job, without discrimination in terms of race, religion, national origin, colour, gender, age, marital status, sexual orientation or disability unrelated to the task at hand. In South Africa this principle needs to be balanced against the requirement to address the issues of employment equity, and the Group's practices are cognisant of this;

- the Group values the involvement of its employees and continues to keep them informed on matters affecting them as employees and factors relevant to the performance of the Group. Employee involvement and consultation are managed in a number of ways, including in-house publications, briefings, roadshows, and the intranet. In many parts of the business employee representatives are consulted regularly on a wide range of issues affecting their current and future interests. Where this is not the case, change management processes and capability are being developed to ensure the inclusion of staff in changes affecting them;

- the efforts of the individual in helping to create the success of the Group should be appropriately recognised. Pay systems are structured to recognise both the contribution of individuals and the performance of the sector of the business in which they work.

During 2001 the Group's South African businesses developed new initiatives in cultural transformation, management education and HIV/AIDS awareness. Share scheme participation was extended to middle management levels in the Group's wholly-owned South African operations during the year. A corporate university, the Old Mutual Business School, has been established in South Africa for business training of managers throughout the Group. Also during 2001, a talent review process, chaired by the Group Chief Executive, was implemented: this is designed to facilitate succession planning and performance monitoring for senior executives around the Group.

Supplier payment policy
In most cases a supplier of goods or services does so under standard terms of contract which lay down terms of payment. In other cases, specific terms are agreed beforehand. It is the Group's policy to ensure that the terms of payment are notified in advance and adhered to. The total outstanding indebtedness of the Company (and its service company subsidiary, Old Mutual Berkeley Square Limited) to trade creditors at 31 December 2001 amounted to £0.9 million, corresponding to five days' payments when averaged over the year then ended.

Charitable and political contributions
The Company, its subsidiaries in the UK, and the Group's Bermuda Foundation collectively made charitable donations of £168,712 (2000: £162,202) during 2001. The Group made no (2000: none) EU political donations during the year. Details of the Group's wider involvement in charitable support are contained in the Corporate Citizenship section on pages 44 to 49.

Social investment and environmental activities
A description of the Group's social investment and environmental activities is also set out in the Corporate Citizenship section.

Auditors
KPMG Audit Plc have expressed their willingness to continue in office as auditors of the Company and a resolution proposing their re-appointment will be put to the Annual General Meeting. During the year ended 31 December 2001, audit fees exceeded non-audit fees paid to KPMG by the Group. The Group Audit Committee considered the balance of audit and non-audit remuneration paid to KPMG at its meeting on 19 February 2002 and declared itself satisfied that the non-audit work was awarded on arm's length terms and did not compromise the independence of KPMG Audit Plc as auditors to the Company.

By order of the Board

Martin C Murray
Group Company Secretary
London, 25 February 2002

Corporate Governance and Internal Control

The Group is committed to the objective of achieving high standards of corporate governance and internal control. In the year ended 31 December 2001 and in the preparation of this Annual Report and Accounts, the Company has applied the principles set out in section 1 of the Combined Code and complied throughout the accounting period with the Code provisions set out therein in the following manner.

Board of directors

The Board meets eight times a year (including sessions devoted to strategy and business planning) and has specific matters reserved to it for decision. It also meets ad hoc, as and when required, to deal with specific matters requiring Board consideration between its regularly scheduled meetings. Directors, on appointment and regularly thereafter, are briefed in writing and orally by executive management and may take independent professional advice at the Company's expense, if necessary for the furtherance of their duties. The Company also ensures that newly appointed non-executive directors receive appropriate external training on their duties and on the responsibilities that they are expected to discharge, and that they are familiarised with the Group's main businesses as soon as practicable. All directors have access to the Company Secretary.

The Board currently comprises three executive and eight non-executive directors, as described in more detail on pages 34 and 35. Mr Levett, who is now non-executive Chairman, was until 31 October 2001 Chairman and Chief Executive of the Company. Mr Liebenberg is Chairman of the Company's subsidiary, Nedcor Limited. The other non-executive directors are considered to be free from any business or other relationship that could materially interfere with the exercise of their independent judgement. In reaching this view, the Board has taken into account that Mr Clewlow is non-executive Chairman of Barloworld Limited, a South African company on whose board Mr Levett also serves as a non-executive director.

The executive element of the Board is balanced by a strong independent group of non-executive directors. Mr Stuart serves as the senior independent non-executive director.

The Articles of Association of the Company require that at least one third of the directors (excluding those appointed by the Board during the year) shall retire by rotation each year. This reflects the principle of the Combined Code and is applied in such a manner that each of the directors will submit himself for re-election at regular intervals and at least every three years. Proposals for re-election to the Board are considered by the Nomination Committee, and are not automatic.

Standing committees

The Nomination Committee, chaired by Mr Stuart, met three times during 2001. It makes recommendations to the Board in relation to the appointment of directors and the structure of the Board. The committee members currently comprise all of the non-executive directors, except for Dr Bogni.

The Remuneration Committee, chaired by Mr Collins, comprises five of the non-executive directors, as described in the Remuneration Report on pages 50 to 55, all of whom are considered by the Board to be independent for the purposes of the Combined Code. Details of how the Remuneration Committee and the Board have applied the principles of the Combined Code in respect of directors' remuneration are provided in the Remuneration Report.

The Group Audit Committee comprises all of the non-executive directors except for Mr Levett and Dr Bogni, and is chaired by Mr Broadhurst. Its terms of reference enable it to take an independent view of the appropriateness of the Group's accounting policies and practices for presentation of its interim and final results and the Report and Accounts and the effectiveness of the Group's internal control system (including financial, operational, compliance controls and risk management). It met four times during 2001.

The Group Audit Committee reviews annually the remit, authority, resources and scope of the work of internal audit, and considers the appointment of, and fees (both audit and non-audit) for, the external auditors, who have unrestricted access to it. It also monitors internal and external auditors' performance against expectations.

A number of audit committees operate at subsidiary level, including at Old Mutual Financial Services (UK) plc, Old Mutual (South Africa) Limited, Old Mutual (US) Holdings Inc., Nedcor Limited and Mutual & Federal Insurance Company Limited, with terms of reference (in relation to the businesses under their respective remit) broadly equivalent to those of the Group Audit Committee. The Group Audit Committee receives minutes of the proceedings and reports from subsidiary audit committees on a regular basis.

The Group Risk Management and Compliance Committee, chaired by Mr Clewlow, was reconstituted during 2001 as a sub-committee of the Group Audit Committee, to combine the roles formerly carried out by the Compliance Committee of the Board and the Group Risk Management Committee. Other members of this committee are Mr Sutcliffe and Mr Broadhurst. It reviews compliance and other significant risks within the Group's wholly-owned operations, with a view to ensuring that appropriate controls are in place to address those risks. Responsibility for the day to day control of risk and compliance remains, however, primarily with the management of the underlying operations. Each business has an executive director or directors responsible for the risk and compliance functions. An escalation process is in place which is designed to ensure that significant risk and compliance issues and significant control failures are reported to the Group Risk Management and Compliance Committee and, as appropriate, to the Group Audit Committee.

Corporate Governance and Internal Control (continued)

Internal control environment
The Board acknowledges its overall responsibility for the Group's system of internal control and for reviewing its effectiveness, whilst the role of executive management is to implement Board policies on risk and control.

Executive management have implemented an internal control system designed to facilitate the effective and efficient operation of the Group and its business units and aimed at enabling them to respond appropriately to significant business, operational, financial, compliance and other risks to achieving the Group's business objectives. These include protecting policyholders' interests, safeguarding shareholders' investments, safeguarding assets from inappropriate use or from loss or fraud, and ensuring that liabilities are identified and managed. The system of internal control also helps to ensure the quality of internal and external reporting, compliance with applicable laws and regulations, and internal policies with respect to the conduct of business.

The Group's internal control system is designed to manage, rather than eliminate, the risk of failure to achieve the Group's business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board is of the view that there is a sufficient ongoing process for identifying, evaluating and managing the significant risks faced by the Group, and that this process has been in place for the year ended 31 December 2001 and up to the date of approval of this Report. The process accords with the guidance set out in "Internal Control Guidance for Directors on the Combined Code" dated September 1999 (commonly referred to as the Turnbull guidance) and is regularly reviewed by the Board.

The key components of the Group's overall system of internal control currently in operation and the process of review by the directors are set out below.

Business planning
The Board regularly reviews the Group's strategic direction and the executive directors consider the strategy for individual businesses with executive management on a planned basis. Annual budgets and three year strategic plans are prepared, with performance targets for each business set by the executive directors in conjunction with executive managers. The overall Group plan is then reviewed by the Board in the light of the Group's objectives. Performance against plan is regularly monitored at Board level.

Management structures
The Group has an appropriate organisational structure for planning, executing, controlling and monitoring its business operations in order to achieve the strategic business objectives approved by the Board. The management of the Group as a whole is delegated to the executive directors in accordance with Schemes of Delegated Authority, which also govern the conduct of the executive managers of the underlying wholly-owned operations of the Group. These executive managers are accountable for the control, conduct and performance of their businesses within an agreed business strategy.

Each of the Group's separately quoted subsidiaries, Nedcor Limited, Nedcor Investment Bank Holdings Limited and Mutual & Federal Insurance Company Limited, has a board that comprises executive and non-executive directors. Each such board is responsible for compliance with good corporate governance and codes of conduct applicable to listed South African companies. In addition, as regulated businesses, all three of these entities must comply with regulatory requirements in their sectors.

Risk management
Executive management are responsible for the identification, evaluation and management of risks affecting their areas of business. These risks are assessed on a regular basis and may be associated with a variety of internal or external sources. The Group Risk Management and Compliance Committee is responsible for maintaining and updating on a regular basis the Group's strategic risk profile and monitoring changes to it.

The Group Risk Management and Compliance Committee reports to the Group Audit Committee on risks to the achievement of the Group's objectives and instances of significant control failures (status and accountability for resolution being also noted). It is supported by a Group risk function which coordinates regular reports from the risk management and compliance committees within the Group's subsidiaries or business units, whose terms of reference are aligned with those of the Group Risk Management and Compliance Committee.

The Chief Actuary is responsible for monitoring financial soundness with regard to actuarial and underwriting risks in the Group's South African life business. He reports three times a year to an Actuarial Review Committee, which comprises senior actuaries and executive management of the Group, on the integrity of the actuarial valuation results and his satisfaction with overall financial discipline within that business.

Management of specific risks
At Company level, the principal risks are the volatility of the major currencies in which the Group operates (Rand and US$) to Sterling and investment market movements.

Given the lack of deep and liquid markets for African trading currencies and the size of currency-related risks, the Group does not currently hedge translation risk for African currencies, although action may be taken to hedge specific forecast cash flows, such as the payment of dividends from South Africa.

In order to manage investment risk, the Group makes limited use of derivative contracts, outside regulated entities, only for the purposes of risk reduction or efficient portfolio management. Speculative activity is not permitted and all transactions must be fully covered by cash or corresponding assets and liabilities. The total income of all derivative instruments outside regulated entities is not material to the Group.

Other risks managed by the Group's businesses are described below.

Life assurance
Underwriting risk is controlled by underwriting principles governing product repricing procedures and authority limits. The underwriting process takes into account actual and prospective mortality, morbidity and expense experience. The impact of HIV/AIDS is mitigated wherever possible by writing products that allow for repricing on a regular basis or are priced to allow for the expected inflationary effects of AIDS. The Group also conducts HIV and other tests for lives insured above specific values and offers reduced premiums for those willing to undergo regular testing.

For fixed annuities, market risks are managed by investing in fixed interest securities with a duration closely corresponding to those liabilities. Market risks on policies where the terms are guaranteed in advance and the investment risk is carried by the shareholders, principally reside in the South African guaranteed non-profit annuity book, which is closely matched with gilts and semi-gilts. Other non-profit policies are also suitably matched through comprehensive investment guidelines. Market risks on with-profit policies, where investment risk is shared, are minimised by appropriate bonus declaration practices.

Equity price risk and interest rate risk (on the value of securities) are modelled by the Group's risk-based capital practices, which require sufficient capital to be held by the life assurance company in excess of the statutory minimum to allow the Group to manage significant equity exposures. Credit risk is monitored by credit committees covering life and third party funds, which have established appropriate exposure limits by portfolio.

Banking
Financial instruments are fundamental to the operations of Nedcor and such instruments are frequently used to create, alter or reduce the risks that Nedcor is exposed to in the course of its normal operations. Risks relating to trading and non-trading activities are managed through a comprehensive framework of policies, methods and independent monitoring committees.

Asset and liability management is conducted within a formal structure which monitors the levels of acceptable financial risk and the management thereof. Asset and liability management is not heavily reliant on trading securities and derivatives. The focus is on using on-balance sheet mechanisms.

Interest rate risk for Nedcor is its net income exposure to adverse movements in rates arising as a result of the mismatches in the repricing terms of assets and liabilities. Prospective repricing of assets and liabilities is assessed using gap analysis and earnings at risk modelling techniques to assess the potential impact.

Liquidity risk is the risk of being unable to raise funds at market prices to meet commitments as they fall due or to satisfy client demands for funds. This risk is managed by the maintenance of adequate capital, combined with sophisticated cash flow forecasting and strategic planning, maintaining an adequate pool of high quality marketable assets and ensuring appropriate diversity in liabilities.

Credit risk is governed by policy guidelines and administered by an appropriately constituted committee at Nedcor, which approves all facilities in excess of 10% of capital, together with other large exposures, risk limits, provisions and non-performing loans. Concentrations in country credit risk are similarly managed.

Nedcor's trading in foreign exchange and interest rate markets primarily involves interest rate swaps, forward rate agreements, bonds and bond options. Currency options, equities and equity derivatives are also traded on a limited basis. Trading exposures are measured using sensitivity analysis, value at risk and scenario testing, and Nedcor operates a formal system of monitoring and oversight on market trading risk.

Corporate Governance and Internal Control (continued)

Asset management
The exposure of the Group's asset management businesses to market fluctuations arises from the potential impacts on revenue levels, which are a function of the value of client portfolios. Investment risk is principally borne by the client. Compliance risks faced by these businesses are monitored and reviewed by compliance and risk committees established for this purpose. The risk of loss of key employees is managed by the use of long term incentive schemes aligned with shareholder value targets, and by competition restrictions in employment agreements.

GNI makes extensive use of derivatives in the ordinary course of its business: however, the nature of its business requires that positions be matched with minimal basis risk, therefore exposures are small. Credit exposures at GNI are monitored daily by a credit committee.

General insurance
Underwriting risks are controlled through a formal system of parameters within Mutual & Federal, which is regularly updated and only deviated from following approval by senior management. Reinsurance cover is in place, with retentions set at conservative levels. Equity price risk is covered by the capital strength of the Mutual & Federal group.

Monitoring of controls
The Board has reviewed the effectiveness of the system of internal control during the year. The key processes supporting the Board's regular and annual review process are summarised below.

The Chief Executive Officers of the Group's principal subsidiaries and business units report to the Board on behalf of their respective executive committees on major changes in the business and external environment that affect the significant risks to the businesses. The Group Finance Director provides the Board with monthly performance information which includes key performance and risk indicators.

As part of the Board's annual review process, each executive director is asked to complete a letter of assurance confirming compliance throughout the year and up to the date of approval of the Annual Report with the Group's Schemes of Delegated Authority and risk management and control policies. The results of these letters are reported to the Group Audit Committee. These letters of assurance are supported by regularly updated risk profiles of each subsidiary and business unit, combined with a process of control self-assessment. Management teams in each subsidiary and business unit have applied the Criteria of Control Model (CoCo) developed by the Canadian Institute of Chartered Accountants, and have produced a control integrity profile for successive assurances given at increasingly higher levels of management and finally to the Group Audit Committee. This process is coordinated by the Group Risk Management and Compliance Committee and facilitated by the Group risk function.

The Group's internal audit function operates on a global basis and carries out regular risk-focused reviews of the system of internal control. It operates independently of executive management, reporting to the Group Finance Director, with unrestricted access to the Chairman and the Group Audit Committee. An internal audit charter, reviewed and approved by the Group Audit Committee, governs internal audit activity within the Group and is conducted in accordance with an annual audit plan. Progress against that plan is reported regularly to that Committee.

Control failures are reported pursuant to an escalation protocol to the appropriate level of risk and audit committee, where rectification procedures and progress are closely monitored. Planned corrective actions are independently monitored for timely completion by internal audit and, as appropriate, the Group Audit Committee and Board.

Acquisitions
In the case of companies acquired during 2001, including Americom Life acquired in March 2001, and Fidelity & Guaranty Life Insurance Company, acquired with effect from July 2001, the internal controls in place in these companies have been reviewed against the Group's benchmarks of effective risk and control and they are being integrated into the Group's systems.

Associates
The policyholders' funds of the Group's South African and Zimbabwean life assurance operations have holdings representing an aggregate in excess of 20% of the issued share capital of a number of major South African and Zimbabwean companies listed on the JSE Securities Exchange South Africa and the Zimbabwe Stock Exchange, respectively. These are held as investments and the companies concerned are not subject to the governance or control structures of the Group.

Investor relations

The Company is committed to a process of continuing dialogue with its investors and has maintained a policy of proactive communication, appropriate disclosure, and transparency of information throughout the past year. After each results declaration and following major corporate actions, the Company makes appropriate contact with investors and intermediaries, and issues news releases and other materials including electronic communications. Formal presentations, webcasts and speeches are posted on the Company's website, *www.oldmutual.com*, where they are accessible by interested parties.

The Company's share registrars in the UK and each country where its shares are listed offer comprehensive services to personal shareholders to deal with specific requests that they may have. The Company's brokers in each of the five markets where Old Mutual's shares are listed also maintain active communication with, and provide other services for, the Company's shareholders.

Group strategy and performance are communicated to financial markets through annual and interim reports, news releases, speeches, transcripts and presentations, using a wide spectrum of internal and external communications channels. Frequently asked questions are posted on the Company's website and the Company responds to many direct requests for information and also provides answers to specific queries. The Company's website offers a wide range of services for investors, which includes the Company's share price, details of dividends, procedures for electing to receive communications electronically, and other relevant data for shareholders.

The Board monitors investor relations matters closely. The executive directors participate fully in specific investor programmes on an international basis.

Going concern

The Board has satisfied itself that the Group has adequate resources to continue in operation for the foreseeable future. The Group's financial statements have accordingly been prepared on a going concern basis.

By order of the Board

Martin C Murray
Group Company Secretary
London, 25 February 2002

CORPORATE CITIZENSHIP

HELPING LOCAL COMMUNITIES



Masizakhe Environmental Project...
Claremont, South Africa. A local food
garden project supported by Old Mutu
Rural Economic Development Initiativ



Nelson Mandela at the opening of Battswood Primary School, Ottery, Western Cape, South Africa. Supported by the Old Mutual (South Africa) Foundation and project managed by Old Mutual Properties.



Our Daily Bread, Baltimore, USA. A soup kitchen feeding over 1,200 daily, supported by the Old Mutual (US) Holdings Charitable Foundation.

Corporate Citizenship

Social investment
During 2001 the Group continued its involvement in social investment and charitable donations programmes within the regions in which its principal businesses operate. A significant proportion of these activities was undertaken through the Group's Foundations, established in South Africa, Zimbabwe, Namibia, Malawi and Bermuda. Support was also given to programmes developed by individual business units in the context of their own environments. Priority is generally given to the areas of education, health and welfare (in southern Africa particular attention is given to HIV/AIDS), local economic development, sports, the arts and the environment, as well as staff community initiatives.

South Africa
During 2001 good progress was made with the transformation programme at Old Mutual South Africa (OMSA). This programme was established in 2000 as a focus for OMSA's corporate citizenship. Its principles include a commitment to growing and investing in South Africa, socially responsible business activities, leadership in workplace practices including corporate governance, employment equity and diversity, skills development and affirmative procurement, as well as sustainable social investment projects and the active involvement of employees in social and community affairs. The programme is an integral part of OMSA's business strategy and recognises the value of non-financial performance and social accountability. Non-financial measurement and reporting were introduced during 2001. Among the specific issues addressed by OMSA are black economic empowerment and employment equity, savings and the low-income market, HIV/AIDS and infrastructure investment. The implementation of a new social investment strategy has begun, and OMSA continues to be a substantial investor in infrastructural assets, whilst leadership in corporate skills training has been furthered through the launch of the Old Mutual Business School.

Old Mutual's social investment programme in South Africa is driven largely through the work of its Old Mutual (South Africa) Foundation, which disbursed some R20 million during 2001. The main focus areas for the Foundation during the year were education (regeneration of school infrastructure and primary school mathematics), local economic development, including the Rural Economic Development Initiative (REDI), welfare (with a focus on HIV/AIDS) and the Staff Community Builder programme (OMSA's staff volunteering and matching scheme). One of the flagship projects of the Foundation is the "I Have Hope" HIV/AIDS programme established in 1993. This programme focuses on education for prevention, with trainers being equipped to present the programme in schools, communities and churches. The Foundation also funds several other AIDS programmes, including the training of caregivers for home-based care, and in 2002 it will launch a substantial AIDS Orphans programme.

In the eight years it has been running, the Staff Community Builder has supported over 300 community projects. This programme continues to grow, as staff increasingly adopt a hands-on approach in developing their communities. The programme encourages, financially supports and recognises Old Mutual's employees who give their time, energy and talents to play an active role in developing their communities. Some of the recent projects supported through the programme include the Sakhisizwe pre-school in Mount Ayliff, Eastern Cape, which used Old Mutual's donation to buy building materials for a new classroom. The Ekhaya Community Development Project is an organic vegetable and poultry farming initiative in the Somalia informal settlement outside Boksburg. Financial backing from the Staff Community Builder programme enabled the purchase of farming implements. The Rehoboth Community Support Centre in Tzaneen is a one-stop facility, where parents can safely leave their children in a creche and where adults can learn brick-making skills. Old Mutual's donation was used to start building the centre. Learn to Earn is a skills training/job creation initiative based in Khayelitsha, where an estimated 36 per cent of the population are unemployed. Learn to Earn seeks to develop the skills of the unemployed in sewing, desktop publishing/ web design and business skills training.

The Battswood Primary School was built in Ottery, Western Cape and opened by Nelson Mandela in October 2001. Old Mutual funded the cost of R6 million and Old Mutual Properties project managed the building work, using, wherever possible, the services and products of contractors from the previously disadvantaged sector. After consultation with the Western Cape Education Department, this project was chosen to provide premises for a school which had previously rented two separate campuses. It now accommodates approximately 800 pupils.

Economic development
A key part of the Black Economic Empowerment (BEE) process is investing assets under management into BEE businesses. Current holdings in listed BEE companies total some R368 million. Old Mutual has also been the lead investor in a number of structured financing transactions designed to facilitate the acquisition of equity by BEE consortia. In a major BEE development, a new empowerment group has been formed in the asset management industry through an





alliance between Old Mutual Asset Managers (South Africa) (OMAM(SA)) and Umbono Fund Managers. OMAM(SA) has taken a 20% interest stake in Umbono, with an option to increase this in two years' time, and also provides technical and back office support to Umbono. The Group's South African life business has given Umbono a R2 billion investment mandate. From 2002, all divisions of the Group's wholly-owned South African operations will be required to build BEE into their business plans.

Investment in infrastructure has one of the biggest impacts on economic development, poverty alleviation, broad-based empowerment and South Africa's global competitiveness. Old Mutual is the biggest private sector manager of infrastructure assets in South Africa, with some R1.7 billion in its management portfolio. The Group is associated with bulk infrastructure, including roads and railways, but also in social infrastructure, delivering vital services such as electricity and telecommunications. Whilst the main focus is on South African investment, it is accepted that the development of the greater SADC region has a substantial and positive impact on the South African economy. Investments in projects such as Trans Africa Concessions' N4 Maputo corridor, the New Limpopo Bridge and the Beit Bridge to Bulawayo railway mark a significant beginning in the Fund's commitment to regional advancement. The Fund has contributed significantly to the broad-based empowerment of communities through its investments in a number of projects.

REDI was established in partnership with 18 rural communities (1.8 million people), the Small Business Project, the UK Department for International Development and the Ford Foundation, and is an innovative development project being implemented in five of the nine provinces. Old Mutual is the major funder and has committed R27 million over three years. REDI's vanguard project is the Local Economic Development (LED) programme. Workshops aim to improve skills in financial management, project management, entrepreneurship and business plan development. Grants seed-fund the establishment and expansion of new, viable businesses within REDI communities, with REDI "champions" (community leaders) assisting with needs analyses of their communities and helping to develop sound business plans.

REDI achievements during 2001 included the start up of 64 businesses, 76 per cent of them owned by women, with 300 new jobs created as a result. LED investment, leveraged by champions, stands at R19 million. 100 business development workshops were held throughout the year, attracting 4,057 participants. The REDI education programme is focused on 250 primary schools and has two components. A primary school mathematics project focuses on improved teaching and learning of mathematics, whilst a schools regeneration programme focuses on improving the physical infrastructure of the schools. School communities are challenged to become actively involved in the regeneration programme via a matching grant scheme and 100 schools have so far participated and received funding. Mathematics workshops and follow-up classroom visits have taken place in all 250 schools, with each of the schools receiving comprehensive sets of mathematics resources. REDI communities, like many others, must deal with the effects of poverty, HIV/AIDS and malnutrition. As a result, the third part of the REDI programme adopts a responsive approach to community requests for assistance, largely around HIV/AIDS education, care and support with train-the-trainer workshops piloted in two of the communities. A food garden project is creating opportunities for many to feed their families and sell their produce. One REDI community champion, living at New Crossroads, has embarked on local gardening, arts and crafts and educational initiatives aimed at developing individuals in her community. She has also established pre-school and after-school projects to meet the needs of working parents.

OMSA intends to publish a more detailed report on its Corporate Citizenship activities in late April 2002. Copies of this report will be available on the website *www.oldmutual.com* from May and will also be obtainable upon request from Ms Debra Marsden, Public Affairs Manager, Old Mutual, PO Box 66, Cape Town 8000 (e-mail: dmarsden@oldmutual.com), or from the Director of Investor Relations, Old Mutual plc, 3rd Floor Lansdowne House, 57 Berkeley Square, London W1J 6ER.

Rest of Africa

A record amount was spent by the Group on its social responsibility programme in Zimbabwe during 2001. Support was given to education, sports, economic empowerment, arts and cultural projects. A large proportion of 2001 funds were committed to established recipients, including the Cancer Association, the National AIDS Programme, the Bulawayo Technical College and the Jairos Jiri Centres for the disabled throughout the country. This was achieved through donations made in cash and in kind and through staff involvement. A major part of Old Mutual Zimbabwe's social investment programme focuses on education, such as the Mathematics Olympiad, which was created in order to promote the study of mathematics at high school level, and bursaries in mathematics with statistics at the University of Zimbabwe, which encourage students to pursue careers in actuarial sciences. Attention is also given to the important area of economic empowerment and Old Mutual Zimbabwe is associated with supporting the recognition of Zimbabwe's entrepreneurs through events such as the Entrepreneur of the Year Award. Old Mutual Zimbabwe considers sport to be another step towards self development and the Foundation supports various sporting activities and community sporting events, including the Old Mutual National 10km Road Race, the Hwange Sports Day and Junior Tennis Zimbabwe. Arts and culture were supported primarily through the Harare International Festival of the Arts, an event that attracts Zimbabweans from all racial and economic groups. In 2001 the Group signed an agreement with the Zimbabwe Cricket Union (ZCU) in which it became the official sponsor of the One-Day International cricket series tournament which was played between Zimbabwe and England in October. This tournament,The Old Mutual Cup, involved sponsorship by Old Mutual.

The Old Mutual Namibia Foundation endeavours to empower the communities in which it operates through supporting sustainable initiatives. Funding is concentrated on the areas of primary and secondary education, especially mathematics and technology, educational programmes and support initiatives for those most at risk from HIV/AIDS, skills development, job creation and training programmes in disadvantaged rural and urban communities. A staff community builder programme has been



established and sponsorships have a strong social component, ranging from sporting events to community and cultural festivals to business forums and economic seminars. During 2001 support was provided for education through the funding of translating mathematics books into indigenous languages and donating computers to schools, as well as support for disabled children through the funding of their education through satellite classes and transporting them to school from homes across Windhoek. Old Mutual, in cooperation with Schoolnet Namibia and the Ministry of Basic Education, is planning to establish a multi-purpose resource centre, the first of its kind in Namibia. This centre will offer disadvantaged communities the use of modern IT equipment, as well as training in basic computer literacy. Many other initiatives and partnerships have been forged, including work with the Cancer Association, support for the aged, young entrepreneurs, disadvantaged athletes and programmes to bring arts and culture to poorer communities.

In Malawi, Foundation funds were made available primarily to the key areas of health and education. This included the sponsorship of the top medical student of the year and annual university registration fees for four Maths Olympiad candidates, as well as the donation of blankets to flood victims in the Phalombe District and a cash donation to the Malawi Union of the Blind.

Nedcor
Nedcor contributes 1.2% of its earnings to social investment programmes, mainly through the work of its Foundation, which it considers to be an integral part of its business. The Foundation focuses its activities on education (in particular maths, science and technology and literacy programmes), business and leadership development, conservation and the environment, primary healthcare and poverty relief. Programmes supported in 2001 were diverse and included the Johannesburg Alliance for Street Children, the South African Graduates Development Programme, the National Council for the Aged, the Natal Society for the Blind, the Maths Centre for Professional Teachers, the Black Business Council and the Wilderness Leadership School Eco-Warriors Leadership Training Programme.



Mutual & Federal
Mutual & Federal has committed a portion of its earnings towards its social responsibility programme which supports a wide range of activities to address socio-economic needs and imbalances, as well as specific programmes to address crime prevention, traffic safety and environmental issues. The company's approach has recently developed towards greater social investment, rather than outright donations, with a view to helping beneficiaries to become more self-reliant and reducing dependence on future aid. Mutual & Federal has supported a wide range of organisations and projects including the Read Educational Trust, The Nelson Mandela Children's Fund, the AIDS Foundation and the World Wildlife Fund. It is also engaged with the President's Award for Youth Empowerment, South Africa's largest youth development programme. The President's Award Young Offenders' Programme helps young offenders learn new skills and prepare for gainful employment, while building self-reliance and a new sense of self-worth.

United Kingdom
A large proportion of the Bermuda Foundation funds was allocated during 2001 to support two major projects that are due to take place during 2002. These are an arts project, in association with OMSA, which will enable the Durban Serenade Choral Society (the winner of the South African National Choir Festival, which is sponsored by OMSA, in each of the years from 1997 to 2000) to tour in the UK during July 2002, and a sports project in association with Gerrard to support youth and sport through the sponsorship of Under-14s schools football and England Under-18s international football. Funds from these two initiatives will be donated to breast cancer and testicular cancer through the registered charity, the Garland Appeal.

Financial support was also given by the Bermuda Foundation to disabled sports through the sponsorship of the 2002 World Friendship Tour supporting wheelchair rugby. Arts and culture were supported during 2001 through Old Mutual and Nedcor both acting as major sponsors of "Celebrate South Africa", a London-based festival of South African arts, culture, technology and innovation. Donations were also made to the London International Festival of Theatre and the National Botanical Institute of South Africa, enabling Kirstenbosch again to bring its gold award-winning entry to the Chelsea Flower Show. Support was also given to The Joint British Cancer Charities, to DEBRA, the charity supporting Epidermolysis Bullosa, and to the Eating Disorders Association through the October Club. Old Mutual is also a member of The Heart of the City, a City of London organisation involved in corporate social investment.

The businesses within Old Mutual Financial Services made various charitable donations throughout the year. In 2001 Gerrard supported the Red Cross and the Great Ormond Street Hospital through support of fundraising initiatives and The Outward Bound Trust, Jeans for Genes Day and Demelza House Children's Hospices through staff participation. A donation of £25,000 was made to the Duke of Edinburgh's Award Scheme for youth in the UK and the company has also supported testicular cancer awareness through the Garland Appeal. GNI is a member of the October Club, a City-based fundraising organisation, and is a supporter of the charity DEBRA. Staff involvement has seen money raised for the NSPCC. During 2001 Old Mutual Securities supported Children Nationwide and Mencap. Old Mutual Asset Managers (UK) continued its support of the arts with sponsorship of the London Philharmonic Orchestra.

Old Mutual International (OMI) centres its charitable donations policy on its Charity of the Month programme, for which its donations totalled over £15,000 during 2001. Projects supported were nominated by OMI staff based at offices in Hook, Guernsey, Hong Kong and the South African branches, as well as the former OMI office on the Isle of Man. A diverse range of projects gained benefit, including the China Baby Food Project, the Hampshire Wildlife Trust, the Guernsey Maths Challenge, Manx Cancer Care and the Fikelela Children's Centre in Khayelitsha, Cape Town. Staff donations were also matched for causes such as Comic Relief and a donation was made to The World Trade Centre Disaster Fund created in Britain.

United States
Old Mutual (US) Holdings (OMUSH) has a Charitable Foundation whose mission is to support organisations in the Greater Boston area which help minorities and disadvantaged children and adults to improve their lives, especially through education and social services. In recent years, the Foundation has supported such organisations as the Boston Urban Youth Foundation, the Massachusetts

Society for Prevention of Cruelty to Children, and Greater Boston Social Services. The Foundation also supports Greater Boston area cultural programmes that enhance the lives of all citizens and investment management industry-related initiatives that benefit minorities and the disadvantaged. There is also a staff matching scheme, under which OMUSH will match most employee charitable contributions with up to $2,000 per employee per year. Following the tragic events of 11 September 2001, OMUSH made a donation of $10,000 to the New York Police and Fire Widows and Children's Benefit Fund.

Environment

Old Mutual recognises that it has an appreciable impact on the environment, both directly through the consumption of energy and other resources used in its daily business activities, and indirectly in meeting its clients' needs, some of which may involve significant environmental effects.

During 2001 Old Mutual commissioned RPS Consultants to conduct a Baseline Environmental Review of the Group's environmental performance and to assist the Group in developing a new Group Environmental Policy, which was adopted in February 2002. The Group intends to roll out this policy across its principal businesses and facilitate its implementation at regional and individual site level, according to local needs and circumstances. It has also appointed Mr Roberts, the Group Finance Director, to have overall responsibility for the Group's environmental performance. The Company intends to task specific staff with environmental responsibilities at key sites across its three principal operating regions and to instigate formal environmental performance reporting to the Board, at least annually.

Old Mutual is committed to continuous improvement in its environmental performance, and has set itself the following environmental objectives:

- ensuring regulatory compliance – local, national and international;
- minimising the consumption of energy, water and materials in its operations;
- minimising generation of solid waste materials by re-using and recycling wastes wherever reasonably possible;
- avoiding the use of materials that may cause harm to the environment;
- promoting internal awareness of environmental issues with its staff; and
- supporting environmentally-related initiatives by its employees and relevant external groups.

The Group intends to report its performance to selected benchmarking bodies. During 2002 consultants will be commissioned to measure current consumption accurately and then to assist the Group in identifying key performance indicators (KPIs) and targets, which will facilitate the monitoring of its environmental impacts from 2003 onwards.

These KPIs and targets will be reviewed annually, to ensure their continuing appropriateness.

Old Mutual intends to sign up to the UK government's "Making a Corporate Commitment" (MACC2) campaign during 2002/03, a framework through which the Group can track its improvements in environmental performance and enable interested parties to follow its progress.

Health and Safety

The Group recognises its responsibility to provide its employees with a safe, healthy and clean working environment. During 2001 the Company commissioned RPS Consultants to conduct a high level assessment of the Group's occupational health and safety (OHS) performance. Following this, the Company has appointed Mr Roberts as the Board member with responsibility for OHS at Group level. His role will be in addition to the functions already carried out by specific designated staff who have responsibility over OHS issues at the key sites of the Group. The Company also intends during 2002/03 to codify its OHS practices and associated reporting structures, through the adoption and implementation of a Group OHS policy.

FTSE4 Good

Old Mutual is a member of the FTSE4 Good Index of the London Stock Exchange.

Code of Business Conduct/Ethics

The Company has adopted a Code of Business Conduct/Ethics. Copies of this are available to staff on the Old Mutual intranet and may also be obtained from the Group Company Secretary at the registered office.


OLD MUTUAL


FIRE DEPARTMENT
CITY OF
NEW YORK
IN MEMORY OF
THOSE WHO GAVE THEIR LIVES
September 11, 2001
N.Y.

Remuneration Report

This report has been prepared by the Remuneration Committee (referred to in this section as the Committee) and has been approved by the Board.

The Committee consists exclusively of non-executive directors who are considered by the Board to be independent. Mr Collins is Chairman of the Committee and the other members are Mr Broadhurst, Mr Clewlow, Mr Joubert and Mr Stuart. The Committee meets at least four times a year and is responsible for:

- determining the remuneration, incentive arrangements and benefits of the executive directors and of certain other senior executive employees of the Group;
- making recommendations to the Board on the framework of executive remuneration and its cost; and
- reviewing, monitoring and approving, or recommending for approval, incentive share arrangements (including option schemes) of the Company.

Where appropriate, the Committee takes advice on specific issues from independent consultants. During the year under review, the Committee met on five occasions. All of the meetings were attended by all of the members of the Committee, save for one from which Mr Clewlow was absent. Advice was received from external consultants including Bacon & Woodrow, Andersen and the Company's principal UK legal advisers, Slaughter and May.

The Board accepted the recommendations made by the Committee during the year without amendment.

Remuneration policy

The Company embraces the principles and complies with the provisions of the Combined Code relating to directors' remuneration. It seeks to attract, retain and motivate the high quality management necessary to lead and develop the Group's businesses. The importance of aligning the interests of directors and senior managers with shareholders is carefully considered, particularly in the design of the performance-related elements of their remuneration packages.

The individual salary, incentive and benefit levels of the executive directors are reviewed annually by the Committee, having regard to individual responsibilities and performance.

Compensation for loss of office, where applicable, is tailored to reflect the Company's contractual obligations, but also to reflect the obligation on the part of the employee to mitigate loss.

Employee Share Ownership Plans (ESOPs)

Prior to demutualisation, the Group operated a share incentive scheme using shares in a subsidiary company, Old Mutual Group Achievements Limited (OMGA). Most entitlements to OMGA shares outstanding at the date of demutualisation have been converted into entitlements linked to Old Mutual plc shares and those entitlements continue to be governed by the OMGA rules.

The ESOPs currently in active use by the Company are as follows:

A) Share Option and Deferred Delivery Plan

This is the plan generally used for the grant of "executive" options (or, in the case of South African participants, deferred delivery shares) to qualifying senior level employees anywhere in the Group. A regular annual grant was made under this plan in March 2001 (with grants to employees of one subsidiary being made later, in April 2001) and an interim grant, for new appointments or promotions, was made in September 2001. All these grants were made subject to a Sterling-denominated earnings per share (EPS) performance target linked to the UK Retail Price Index (UK RPI). The minimum target specified, for option grants of up to 100% of salary, was that growth in EPS must exceed the accumulated growth in UK RPI, over the three year vesting period, plus 9%. Higher targets apply to grants in excess of 100% of salary. The Committee considers these to be demanding performance targets, in view of the currency in which the majority of the Group's profits are currently earned. Options and deferred delivery shares awarded during 2001 have a maximum life of six years.

B) Restricted Share Plan

The Restricted Share Plan is used to assist in recruiting and retaining key individuals. Shares awarded under the Plan are restricted for three or more years and are subject to forfeiture in the event of early termination of employment, unless special circumstances apply. The Restricted Share Plan has also been used as an adjunct to the annual bonus arrangements for the executive directors and certain other senior executives, to provide contingent matching awards of shares, subject to the annual bonus being invested and retained for the matching period in shares in the Company. The Committee has determined that Mr Roberts and Mr Sutcliffe may elect to defer some or all of their annual bonus entitlement for 2001 into shares in the Company for three years on the terms that, provided (i) in relation to one half of the shares under the matching award, the Group's EPS in Sterling increases by a factor of at least 9% above UK RPI over that period and (ii) as to the other half of the matching award, the Group's EPS in Rand increases by a factor of at least 9% above the South African rate of inflation over that period, and subject to the participant remaining employed by the Group until the end of that three year period, he will then receive free shares to the value (at the date of grant) equal to the bonus deferred.

The funding obligations under the Share Option and Deferred Delivery Plan and the Restricted Share Plan may be met directly by the Group or by an Employee Share Trust created for this purpose. The obligations of the Employee Share Trust have been hedged in part by a series of contracts for differences, which have the economic effect of a purchase of shares. The Employee Share Trust has no obligation to meet any of the costs associated with the granting of options to the directors of Old Mutual plc. These are expected to be met from market purchases at the time of exercise or by the issue of new shares.

C) Savings-Related Share Option Scheme/All Employee Share Plan
The Group operates a savings-related share option scheme, which provides a savings and investment opportunity for full-time and part-time employees of the Group's participating UK businesses. The options may normally be exercised after three or five years at a price equivalent to not less than 80% of the market value of the shares at the date of invitation to participate.

At the Company's Annual General Meeting in 2001, rules were approved to establish an All Employee Share Plan in accordance with applicable UK tax legislation, but this plan has not yet been activated.

The Company's separately listed subsidiaries, including Nedcor Limited, have their own share incentive schemes, which are under the control of the remuneration committees of the boards of those listed companies. Mr Laubscher, as Chief Executive of Nedcor Limited, has option rights under Nedcor's share incentive arrangements, as described later in this report.

Directors' service contracts
Directors holding executive office have service contracts or, in the case of Mr Laubscher, an engagement letter, with the Company, the terms of which are considered by the Committee to provide a proper balance of duties and security between the respective parties.

Mr Sutcliffe and Mr Roberts have service contracts terminable by the Company on 12 months' notice. If not terminated, these contracts can continue until the director attains the age of 60. Mr Laubscher's service arrangements are primarily with the Company's majority-owned, but separately listed, subsidiary, Nedcor Limited, of which he is Chief Executive. Nedcor Limited has its own remuneration committee, which reviews and monitors Mr Laubscher's remuneration and benefits in that role. His service contract with Nedcor Limited is terminable by one month's notice on either side. On appointment (with effect from 1 January 2001) to the Board of Old Mutual plc, he signed an engagement letter which does not contain a formal notice period, but which states that it is expected that he will remain an executive director of the Company whilst he is Chief Executive of Nedcor Limited and Nedcor Limited remains a subsidiary of the Company.

Details of the arrangements for the engagement of the non-executive directors (other than Mr Levett) are set out in the explanatory notes on resolutions 3 (i) to (v) in the Notice of Annual General Meeting on page 139. It was agreed, as part of the change in Mr Levett's role to non-executive Chairman from 1 November 2001, that his initial tenure of that new position would be until 30 June 2003 (the retirement date under his pre-existing contract as Chairman and Chief Executive) and would be reconsidered on completion of that term.

Directors' remuneration
Remuneration during the year for each of Mr Roberts, Mr Sutcliffe, Mr Levett (until 31 October 2001, when he ceased to be an executive director) and Mr Anstee (who ceased to be an executive director on 31 August 2001) comprised a basic salary, an allowance (described in more detail under "Benefit allowance" below) in lieu of pension or other benefits in kind, an annual performance-based bonus, and participation in the Company's executive share incentive schemes. Mr Laubscher received, for his role as an executive director of the Company and in addition to his remuneration from Nedcor Limited, a basic salary and participation in an annual Group performance-related bonus scheme and in the Company's executive share incentive schemes. His remuneration from Nedcor Limited comprised a basic salary, bonus, medical cover, participation in Nedcor Limited's defined contribution pension arrangements and membership of that company's share incentive arrangements. Details of individual directors' remuneration and share options are set out later in this Remuneration Report.

Benefit allowance
The Company has adopted a cash-based package approach for executive directors and other senior executives. The benefit allowance (equal to 35% of basic salary for those executive directors who receive it) is provided in lieu of contributions to retirement funds, full life and disability insurance and medical cover, and other fringe benefits which are usual at this level, such as the provision of an expensed car or travel allowance. Recipients of the benefit allowance may use it to purchase benefits appropriate to their needs from independent suppliers of their choice or, if they wish, may participate in certain benefit arrangements established for Group employees in the UK. Participation in any Group defined contribution pension arrangement is on a commercial basis, which must be fully funded from the benefit allowance. Life and disability cover up to four times the UK statutory cap and disability cover up to the free cover limit were provided at the Company's expense to Mr Roberts, Mr Sutcliffe, Mr Levett (until 31 October 2001) and to Mr Anstee (until 31 December 2001) as part of a Company-wide insurance policy.

Mr Levett's engagement letter as non-executive Chairman includes the provision of residential accommodation in the UK at the Company's expense. The Company had prepaid for the accommodation concerned for the period through to 1 April 2003 prior to Mr Levett's change of role, and it was agreed, as part of his new terms, that he would continue to be provided with this accommodation in connection with his non-executive duties while in London for the residue of the prepaid term.

Remuneration Report (continued)

Mr Sutcliffe's terms formerly included a monthly allowance for residential accommodation (in lieu of the provision of such accommodation) in South Africa, but this arrangement came to an end when Mr Sutcliffe became Chief Executive on 1 November 2001.

Annual bonus

The executive directors' annual targets for bonus from the Company for 2001 had various constituent parts, together amounting to a maximum of 100% of basic salary eligible for bonus. Achievement of financial targets based on Group results for the year accounted for a potential maximum of 100% for Mr Laubscher and Mr Levett, 70% for Mr Roberts and 35% for Mr Sutcliffe. A further 35% of Mr Sutcliffe's bonus target was based on performance of the Group's South African life business, which was his primary area of operational responsibility until he became Chief Executive on 1 November 2001. The balancing components in the bonus targets (of 30% for Mr Roberts and Mr Sutcliffe) were based upon fulfilment of certain specific personal and strategic objectives tailored to each of the individuals concerned. The personal and strategic targets of the annual bonus plan applicable to Mr Sutcliffe and Mr Roberts were substantially achieved to the satisfaction of the Committee, but, particularly because of currency and market effects, the Group financial targets were not met. The divisional targets applicable to Mr Sutcliffe were partially met. Accordingly, the percentages of salary payable by way of annual bonuses were between 0% and 37.5%. Details of Mr Laubscher's bonus from Nedcor Limited are set out in Note 2 to the table on page 54.

Directors' share options and restricted share awards

The following options and rights over shares in the Company were outstanding in favour of directors of the Company under the Company's share option schemes at 31 December 2001:

	Date of grant	Number of shares	Exercise price	Date exercisable or receivable
R C M Laubscher	08.03.01	92,500	162.25p	08.03.04[1] – 08.03.07
M J Levett	14.03.00	1,007,700	130.25p	14.03.03[1] – 14.03.06[2]
	08.03.01	1,017,000	162.25p	08.03.04[1] – 08.03.07[2]
	15.03.01	169,602	nil	15.03.04[1]
J V F Roberts	08.09.00	150,600	nil	21.08.03 – 21.08.05[3]
	08.09.00	288,800	172.75p	08.09.03[1] – 08.09.06
	08.03.01	582,500	162.25p	08.03.04[1] – 08.03.07
	15.03.01	51,688	nil	15.03.04[1]
	10.04.01	7,876	123.0p	01.06.04 – 30.11.04
J H Sutcliffe	14.03.00	517,300	130.25p	14.03.03[1] – 14.03.06
	14.03.00	460,700	nil	24.01.03[4]
	11.04.00	15,538	108.6p	01.06.05 – 30.11.05
	08.03.01	739,600	162.25p	08.03.04[1] – 08.03.07
	15.03.01	116,869	nil	15.03.04[1]
Former director				
E E Anstee	14.03.00	886,800	130.25p	– 31.08.02
	08.03.01	739,600	162.25p	– 31.08.02

Notes

1 Subject to the fulfilment of performance targets prescribed by the Committee, under which:

- options granted on 14 March and 8 September 2000 will only be exercisable if the Company's EPS increases by prescribed factors of between 9% and 15% in excess of UK RPI over the period between 1 January 2000 and 31 December 2002. The basic factor of 9% over UK RPI applies to multiples of up to one times basic salary, with a sliding scale applicable to multiples of up to three times basic salary;
- options granted on 8 March 2001 will only be exercisable if the Company's EPS increases by prescribed factors of between 9% and 15% in excess of UK RPI over the period between 1 January 2001 and 31 December 2003. The basic factor of 9% over UK RPI applies to multiples of up to one times basic salary, with a sliding scale applicable to multiples of up to three times basic salary;
- restricted shares awarded on 15 March 2001, in conjunction with the investment by the director concerned of his net bonus for 2000 in shares in the Company, will only be released if the Company's EPS increases by 9% in excess of UK RPI over the period between 1 January 2001 and 31 December 2003. No entitlement to dividends applies to these restricted shares, pending vesting.

2 Subject to curtailment to 12 months after Mr Levett's retirement as Chairman of the Company.

3 Restricted shares, which are to be released in three equal tranches on the third, fourth and fifth anniversaries of Mr Roberts' appointment (i.e. on 21 August 2003, 2004 and 2005), subject to his still being in employment with the Group on those dates. Mr Roberts is entitled to the dividends on these shares, pending vesting.

4 Restricted shares, which are to be released on the third anniversary of Mr Sutcliffe's appointment (i.e. on 24 January 2003), subject to his still being in employment with the Group on that date. Mr Sutcliffe is entitled to the dividends on these shares, pending vesting.

Details of the directors' share interests arising from the OMGA Share Incentive Scheme and outstanding at 31 December 2001 are set out below:

	Date of grant	Number of OMGA shares	Date exercised	Date of conversion	Number of Company shares	Price per Company share
M J Levett	01.01.97	470,200	16.04.99	26.04.99	507,816	R9.17
	15.05.97	654,100	23.07.97	26.04.99	706,428	R9.17
	01.10.98	876,300	22.10.98	26.04.99	946,404	R8.98
	01.10.98	1,939,800	01.10.98	26.04.99	2,094,984	R9.07
	01.10.98	200	22.10.98	26.04.99	216	R9.07
	01.10.98	808,000	16.04.99	26.04.99	872,640	R8.98
Former director						
E E Anstee	01.11.98	1,979,200	N/A	26.04.99	2,137,536	R9.21

Rights under the OMGA Share Incentive Scheme were awarded on the basis of the performance of the individuals, but are not linked to future performance criteria. Delivery or disposal of the shares (in the case of Mr Levett) is only permitted at the earliest, as to one third at the end of each of three, four and five years from, and must in any event take place within six years from, the date of grant. All of Mr Anstee's OMGA options may be exercised in the period ending 31 August 2002, failing which they will then lapse.

The market price of the Company's shares was 87.5p at 31 December 2001, ranging from a low of 83.5p to a high of 177.0p during the year then ended.

Mr Laubscher had the following options over shares in Nedcor Limited under the terms of the Nedcor Group (1994) Employee Incentive Scheme at 31 December 2001:

	Date of grant	Number of Nedcor shares	Price per share R	Availability date (where not yet vested)	Expiry date
R C M Laubscher	02.01.92	86,300	15.60		02.01.02
	04.09.92	100,000	14.87		04.09.02
	01.03.94	38,000	26.50		01.03.04
	08.11.94	70,000	35.25		08.11.04
	29.05.96	63,000	58.00		29.05.02
	06.08.97	33,000	95.00		06.08.03
	06.08.97	17,000	95.00	06.08.02	06.08.03
	14.08.98	33,462	98.75		14.08.04
	14.08.98	33,462	98.75	14.08.02	14.08.04
	14.08.98	34,476	98.75	14.08.03	14.08.04
	01.06.99	36,300	125.00	01.06.02	01.06.05
	01.06.99	36,300	125.00	01.06.03	01.06.05
	01.06.99	37,400	125.00	01.06.04	01.06.05
	06.11.01	21,500	131.00	06.11.04	06.11.06
	06.11.01	21,500	131.00	06.11.05	06.11.06

The share price of Nedcor Limited at 31 December 2001 was R124.20 and the range within which Nedcor Limited shares traded during 2001 was between R108.80 and R182.20.

In accordance with usual South African practice at the date the above options over shares in Nedcor Limited were granted, their exercise is not subject to any performance conditions, with the exception of the grant of options over 43,000 shares in Nedcor Limited made in 2001. The vesting criteria for the options granted in 2001 are as follows:

a) if the increase in Nedcor Limited's Earnings Per Share (Nedcor EPS) growth in the performance period (3-4 years) is equal to the South African rate of inflation (CPI) plus 4%, 50% of the grant will vest;

b) if the increase in Nedcor EPS growth in the performance period (3-4 years) is equal to CPI plus 5%, 75% of the grant will vest;

c) if the increase in Nedcor EPS growth in the performance period (3-4 years) is equal to CPI plus 6%, 100% of the grant will vest.

In addition to the above, Mr Laubscher had options at 31 December 2001 over a further 92,307 shares in Nedcor Limited granted on 31 May 1999 under a special incentive scheme, under which, provided Mr Laubscher remains in employment with Nedcor Limited until 31 May 2002 and Nedcor EPS grew in excess of 20% in both 1999 and 2000 (which it did), these options will become exercisable at R1 each in the period ending 31 May 2002.

Mr Laubscher converted his performance bonus for 2000 into options over 62,306 shares in Nedcor Limited at R106.20 each, and then exercised those options on 9 March 2001, when the price was R148.00, giving rise to an unrealised profit on exercise of R2.6 million.

Save as mentioned above, none of the directors exercised any options under any of the Group's share option schemes during 2001.

Directors' emoluments

1 Remuneration
Remuneration for the years ended 31 December 2001 and 31 December 2000 (including in each case, remuneration from offices held with the Company's subsidiaries, Old Mutual Financial Services (UK) plc, Old Mutual (South Africa) Limited, Old Mutual Life Assurance Company (South Africa) Limited, Nedcor Limited and Mutual & Federal Insurance Company Limited, where relevant) was as follows:

	Salary and fees £000	Bonus £000	Benefit and benefit allowance £000	Pension £000	Total £000
Year to 31 December 2001					
M J Levett	492	–	317[1]	–	809
R C M Laubscher	243	193[2]	3	32	471
J V F Roberts	315	80[3]	90	20	505
J H Sutcliffe	417	141[3]	170[4]	–	728
N N Broadhurst	88	–	–	–	88
W A M Clewlow	87	–	–	–	87
C D Collins	48	–	–	–	48
P G Joubert	98	–	–	–	98
C F Liebenberg	170	–	–	–	170
C M Stuart	48	–	–	–	48
Former director					
E E Anstee	266	–	93	–	359[5]
Year to 31 December 2000					
M J Levett	525	263[6]	336[1]	–	1,124
E E Anstee	385	193[6]	125	–	703
J V F Roberts	105	80[6]	31	6[7]	222[7]
J H Sutcliffe	362	181[6]	121[4]	–	664[8]
N N Broadhurst	51	–	–	–	51
W A M Clewlow	68	–	–	–	68
C D Collins	41	–	–	–	41
P G Joubert	72	–	–	–	72
C F Liebenberg	224	–	–	–	224
C M Stuart	43	–	–	–	43

Notes

1 Inclusive of the cost of accommodation in London provided by the Company.

2 Mr Laubscher's bonus for the year ended 31 December 2001 related solely to his employment by Nedcor Limited. The performance criteria were based on achievement by Nedcor of prescribed levels of positive headline earnings (excluding exceptional capital items) growth in 2001 and of increase in real terms of the current three year average headline earnings over the previous three year average. In addition the current three year average headline earnings of Nedcor, as a percentage of its current three year average published shareholders' funds, were required to be at least equal to a real rate of return of an agreed percentage. Mr Laubscher also received from Nedcor Limited during 2001 payment of R1,500,000 (£121,000) as the final payment due on 31 December 2000 under a deferred bonus arrangement designed to lock in key executives of Nedcor for the period 1997 to 2000.

3 Eligible for deferment, at the director's election, into a bonus matching arrangement under the Restricted Share Plan.

4 Inclusive of allowance for housing in South Africa, up to 31 October 2001.

5 The Company agreed with Mr Anstee that he would resign from the Board and from his position as Chief Executive, Financial Services, on 31 August 2001. As part of his severance terms and in addition to the remuneration set out in the table, it was agreed that he would receive (i) £135,000 as payment in lieu of notice; (ii) £45,000 by way of compensation for loss of employment; and (iii) £200,000 on 30 April 2002 in settlement of bonus for 2001. Mr Anstee was also permitted to retain certain executive options and OMGA options for a limited period, as described in more detail on pages 52 and 53.

6 Used, net of tax, to purchase shares in the Company, which are held in trust for the director under the bonus matching arrangement under the Restricted Share Plan. The shares so acquired by Mr Anstee were released to him following the lapse of his matching award, when he ceased to be a director on 31 August 2001.

7 Mr Roberts was first employed by the Group on 21 August 2000 and his emoluments for 2000 accordingly relate to service from 21 August to 31 December 2000. In March 2001 he joined the Old Mutual Berkeley Square Pension Fund, with effect from September 2000: part of his earnings for 2000 have accordingly been recategorised from "Benefit and benefit allowance" to "Pension".

8 Mr Sutcliffe was first employed by the Group on 24 January 2000 and his emoluments for 2000 accordingly relate to service from 24 January to 31 December 2000.

The directors waived in favour of the Company or its subsidiaries fees for non-executive directorships held in subsidiary companies totalling £93,000 during the year ended 31 December 2001. These waivers are currently expected to continue in effect in the future.

2 Pension benefits

Mr Laubscher has accrued retirement fund benefits in relation to his service with Nedcor Limited under the Nedcor Defined Contribution Provident Fund and the Nedcor Executive Provident Fund as follows:

	Date of birth	Actual service to year end	Increase in accrued Provident Funds value during the year £000	Accumulated total accrued Provident Funds value at 31 December 2001 £000
R C M Laubscher	4 April 1951	30 years	170	874

In February 2001, as detailed in last year's Remuneration Report, Mr Levett withdrew all sums accrued under the Old Mutual Staff Retirement Fund and the Old Mutual Offshore Retirement Savings Plan and, as a consequence, he no longer has any remaining pension benefits from the Group.

Mr Roberts joined the Old Mutual Berkeley Square Pension Fund, which is a defined contribution scheme, in March 2001, but with effect from September 2000. The accumulated value of his funds in that scheme as at 31 December 2001 was £25,000.

None of the other directors (nor the former director, Mr Anstee) has any accrued pension fund benefits in any Group pension fund and none of them contributed to any Group pension fund during 2001.

Shareholder approval of the remuneration policy

An advisory vote to approve the remuneration policy will be put to shareholders at this year's Annual General Meeting (AGM). Further details are set out in the explanatory notes accompanying the Notice of AGM later in this document.

C D Collins

Chairman of the Remuneration Committee, on behalf of the Board
London, 25 February 2002

Statement of Directors' Responsibilities in respect of the preparation of the financial statements

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Summary Consolidated Profit and Loss Account for the year ended 31 December 2001

The following table summarises the Group's results reported in the profit and loss accounts on pages 59 to 62. This summary does not form part of the statutory financial statements. In the table below, operating profit is based on a long term investment return and is stated before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc, short term fluctuations in investment return, non-operating items, taxation and minority interests.

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Operating profit				
South Africa				
Operating profit	**249**	250	**3,085**	2,630
Long term investment return	**148**	215	**1,830**	2,262
Life assurance	**397**	465	**4,915**	4,892
Asset management	**37**	46	**458**	484
Banking	**290**	269	**3,593**	2,829
General insurance	**46**	44	**570**	463
	770	824	**9,536**	8,668
United States				
Life assurance – acquired during the year	**13**	–	**161**	–
Asset management	**116**	44	**1,437**	462
	129	44	**1,598**	462
United Kingdom and Rest of World				
Life assurance	**(2)**	13	**(25)**	137
Asset management	**(3)**	34	**(38)**	359
Banking	**79**	58	**979**	611
	74	105	**916**	1,107
	973	973	**12,050**	10,237
Other shareholders' income/(expenses)	**(29)**	(34)	**(359)**	(357)
Debt service costs	**(67)**	(28)	**(830)**	(295)
Write-down of strategic investments	**(21)**	–	**(260)**	–
Operating profit based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return	**856**	911	**10,601**	9,585
Goodwill amortisation	**(132)**	(54)	**(1,636)**	(568)
Goodwill impairment	**(500)**	–	**(6,196)**	–
Write-down of investment in Dimension Data Holdings plc	**(269)**	–	**(3,334)**	–
Short term fluctuations in investment return	**126**	(180)	**1,561**	(1,894)
Operating profit on ordinary activities before tax and non-operating items	**81**	677	**996**	7,123
Non-operating items	**–**	356	**–**	3,746
Profit on ordinary activities before tax	**81**	1,033	**996**	10,869
Tax on profit on ordinary activities	**(278)**	(186)	**(3,445)**	(1,958)
(Loss)/profit on ordinary activities after tax	**(197)**	847	**(2,449)**	8,911
Minority interests	**(26)**	(341)	**(322)**	(3,588)
(Loss)/profit for the financial year	**(223)**	506	**(2,771)**	5,323
Dividends paid and proposed	**(172)**	(163)	**(2,606)**	(1,714)
Retained (loss)/profit for the financial year	**(395)**	343	**(5,377)**	3,609

Earnings per share		p		c
Operating earnings per share after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return	**13.2**	17.0	**163.4**	179.4
Basic earnings per share	**(6.3)**	15.0	**(77.9)**	157.8
Diluted earnings per share	**(6.3)**	14.9	**(77.9)**	156.6
Dividend per share	**4.8**	4.7	**72.7**	49.5
Weighted average number of shares – millions	**3,550**	3,373	**3,550**	3,373

Independent Auditors' Report to the members of Old Mutual plc for the year ended 31 December 2001

We have audited the financial statements set out on pages 59 to 129.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report. As described on page 56, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 39 to 43 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

25 February 2002

Consolidated Profit and Loss Account for the year ended 31 December 2001

Technical account – long term business	Notes	£m Year to 31 December 2001	£m Year to 31 December 2000	Rm Year to 31 December 2001	Rm Year to 31 December 2000
Earned premiums, net of reinsurance					
Gross premiums written					
Existing operations		**2,715**	3,255	**33,645**	34,246
Acquired operations		**656**	–	**8,130**	–
	5(b)(i)	**3,371**	3,255	**41,775**	34,246
Outward reinsurance premiums		**(38)**	(15)	**(471)**	(158)
		3,333	3,240	**41,304**	34,088
Investment income	6	**1,905**	1,896	**23,607**	19,948
Unrealised gains on investments		**1,519**	–	**18,824**	–
Other technical income, net of reinsurance		**63**	83	**780**	873
		6,820	5,219	**84,515**	54,909
Claims incurred, net of reinsurance					
Claims paid					
Gross amount		**(3,190)**	(3,667)	**(39,531)**	(38,580)
Reinsurers' share		**63**	36	**781**	379
		(3,127)	(3,631)	**(38,750)**	(38,201)
Change in the provision for claims, net of reinsurance		**(43)**	5	**(533)**	53
		(3,170)	(3,626)	**(39,283)**	(38,148)
Changes in other technical provisions, net of reinsurance					
Long term business provision, net of reinsurance					
Gross amount		**(1,764)**	14	**(21,860)**	147
Reinsurers' share		**(16)**	(23)	**(198)**	(242)
		(1,780)	(9)	**(22,058)**	(95)
Change in technical provisions for linked liabilities, net of reinsurance		**(819)**	(282)	**(10,149)**	(2,967)
		(2,599)	(291)	**(32,207)**	(3,062)
Net operating expenses	9	**(433)**	(420)	**(5,366)**	(4,419)
Unrealised losses on investments		–	(423)	–	(4,451)
Investment expenses and charges	7	**(21)**	(34)	**(261)**	(358)
Other technical charges net of reinsurance		**(16)**	(73)	**(204)**	(768)
Tax attributable to the long term business	15(a)	**(145)**	(117)	**(1,796)**	(1,231)
Allocated investment return transferred (to)/from the non-technical account	8(a)	**(104)**	184	**(1,289)**	1,936
Balance on the technical account – long term business		**332**	419	**4,109**	4,408
Analysed between:					
Existing operations		**323**	419	**4,003**	4,408
Acquired operations		**9**	–	**106**	–
		332	419	**4,109**	4,408

Analysis of balance on technical account – long term business					
Long term business result before investment return		**179**	204	**2,217**	2,146
Long term investment return on shareholders' funds	8(a)	**153**	215	**1,892**	2,262
Balance on the technical account – long term business		**332**	419	**4,109**	4,408

Consolidated Profit and Loss Account for the year ended 31 December 2001 (continued)

Technical account – general business	Notes	£m Year to 31 December 2001	£m Year to 31 December 2000	Rm Year to 31 December 2001	Rm Year to 31 December 2000
Earned premiums, net of reinsurance					
Gross premiums written					
Existing operations		**379**	338	**4,697**	3,556
Acquired operations		**15**	–	**185**	–
		394	338	**4,882**	3,556
Outward reinsurance premiums		**(43)**	(33)	**(533)**	(347)
	5(e)	**351**	305	**4,349**	3,209
Change in the provision for unearned premiums, net of reinsurance					
Gross amount		**(2)**	(3)	**(25)**	(32)
Reinsurers' share		**1**	1	**12**	11
		(1)	(2)	**(13)**	(21)
		350	303	**4,336**	3,188
Allocated investment return transferred from the non-technical account	8(a)	**41**	44	**508**	463
Claims incurred, net of reinsurance					
Claims paid					
Gross amount		**(290)**	(248)	**(3,594)**	(2,609)
Reinsurers' share		**33**	22	**409**	231
	5(e)	**(257)**	(226)	**(3,185)**	(2,378)
Change in the provisions for claims, net of reinsurance					
Gross amount		**(4)**	1	**(50)**	11
Reinsurers' share		**1**	(2)	**12**	(21)
		(3)	(1)	**(38)**	(10)
		(260)	(227)	**(3,223)**	(2,388)
Net operating expenses	9	**(85)**	(76)	**(1,051)**	(800)
Balance on the technical account – general business		**46**	44	**570**	463
Analysed between:					
Existing operations		**44**	44	**546**	463
Acquired operations		**2**	–	**24**	–
		46	44	**570**	463

Analysis of balance on technical account – general business	Notes	£m 2001	£m 2000	Rm 2001	Rm 2000
General business result before long term investment return		**5**	–	**62**	–
Long term investment return on shareholders' funds	8(a)	**41**	44	**508**	463
Balance on the technical account – general business		**46**	44	**570**	463

Non-technical account – insurance and asset management	Notes	£m Year to 31 December 2001	£m Year to 31 December 2000	Rm Year to 31 December 2001	Rm Year to 31 December 2000
Balance on the technical account – long term business		**332**	419	**4,109**	4,408
Tax attributable to shareholders' profits on long term business	15(b)	**76**	53	**942**	558
Profit from long term business before tax	5(b)(iii)	**408**	472	**5,051**	4,966
Balance on the technical account – general business		**46**	44	**570**	463
Investment income	6	**207**	104	**2,565**	1,094
Allocated investment return transferred from/(to) the long term business technical account	8(a)	**104**	(184)	**1,289**	(1,936)
Investment expenses and charges	7	**(67)**	(28)	**(830)**	(295)
Unrealised losses on investments		**(129)**	(30)	**(1,599)**	(315)
Allocated investment return transferred to the general business technical account	8(a)	**(41)**	(44)	**(508)**	(463)
Asset management operating profit before goodwill amortisation	5(c)(i)	**150**	124	**1,857**	1,305
Goodwill amortisation		**(106)**	(30)	**(1,314)**	(315)
Goodwill impairment		**(500)**	–	**(6,196)**	–
Other income		**–**	3	**–**	32
Other charges		**(65)**	(57)	**(805)**	(600)
Insurance and asset management operating profit on ordinary activities before tax		**7**	374	**80**	3,936
Analysed between:					
Existing operations		**(35)**	374	**(434)**	3,936
Acquired operations		**42**	–	**514**	–
		7	374	**80**	3,936
Non-technical account – banking business					
Interest receivable		**1,385**	1,864	**17,163**	19,612
Interest payable		**(956)**	(1,400)	**(11,847)**	(14,730)
Net interest income	5(d)	**429**	464	**5,316**	4,882
Dividend income		**9**	9	**112**	95
Fees and commissions receivable		**259**	255	**3,208**	2,682
Fees and commissions payable		**(29)**	(24)	**(359)**	(253)
Dealing profits		**179**	115	**2,218**	1,210
Other operating income		**50**	28	**620**	295
Operating income	5(d)	**897**	847	**11,115**	8,911
Administrative expenses		**(395)**	(265)	**(4,896)**	(2,789)
Depreciation		**(33)**	(48)	**(409)**	(505)
Other net operating income/(charges)		**3**	(137)	**38**	(1,441)
Operating profit before provisions		**472**	397	**5,848**	4,176
Provisions	5(d)	**(118)**	(94)	**(1,462)**	(989)
Operating profit before share of associated undertakings' operating profit, goodwill amortisation and write-down of investment in Dimension Data Holdings plc		**354**	303	**4,386**	3,187
Share of associated undertakings' operating profit	5(d)	**15**	24	**186**	253
Operating profit before amortisation and write-down of investment in Dimension Data Holdings plc	5(d)	**369**	327	**4,572**	3,440
Goodwill amortisation		**(26)**	(24)	**(322)**	(253)
Write-down of investment in Dimension Data Holdings plc	11	**(269)**	–	**(3,334)**	–
Banking operating profit on ordinary activities before tax		**74**	303	**916**	3,187

Consolidated Profit and Loss Account for the year ended 31 December 2001 (continued)

Non-technical account – insurance, asset management and banking businesses	Notes	£m Year to 31 December 2001	£m Year to 31 December 2000	Rm Year to 31 December 2001	Rm Year to 31 December 2000
Insurance and asset management operating profit on ordinary activities before tax and non-operating items		**7**	374	**80**	3,936
Banking operating profit on ordinary activities before tax and non-operating items		**74**	303	**916**	3,187
Operating profit on ordinary activities before tax and non-operating items		**81**	677	**996**	7,123
Non-operating items	11	**–**	356	**–**	3,746
Profit on ordinary activities before tax	*10*	**81**	1,033	**996**	10,869
Analysis of profit on ordinary activities before tax					
Operating profit based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc, short term fluctuations in investment return and non-operating items	5(a)	**856**	911	**10,601**	9,585
Goodwill amortisation and impairment		**(632)**	(54)	**(7,832)**	(568)
Write-down of investment in Dimension Data Holdings plc		**(269)**	–	**(3,334)**	–
Short term fluctuations in investment return		**126**	(180)	**1,561**	(1,894)
Non-operating items		**–**	356	**–**	3,746
		81	1,033	**996**	10,869
Tax on profit on ordinary activities	15(b)	**(278)**	(186)	**(3,445)**	(1,958)
(Loss)/profit on ordinary activities after tax		**(197)**	847	**(2,449)**	8,911
Minority interests		**(26)**	(341)	**(322)**	(3,588)
(Loss)/profit for the financial year		**(223)**	506	**(2,771)**	5,323
Dividends paid and proposed	4	**(172)**	(163)	**(2,606)**	(1,714)
Retained (loss)/profit for the financial year		**(395)**	343	**(5,377)**	3,609

Earnings and dividend per share attributable to equity shareholders			p		c
Operating earnings per share after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return	3	**13.2**	17.0	**163.4**	179.4
Basic earnings per share	3	**(6.3)**	15.0	**(77.9)**	157.8
Diluted earnings per share	3	**(6.3)**	14.9	**(77.9)**	156.6
Dividend per share	4	**4.8**	4.7	**72.7**	49.5
Weighted average number of shares – millions	3	**3,550**	3,373	**3,550**	3,373

Consolidated Statement of Total Recognised Gains and Losses for the year ended 31 December 2001

	Note	£m Year to 31 December 2001	£m Year to 31 December 2000	Rm Year to 31 December 2001	Rm Year to 31 December 2000
(Loss)/profit for the financial year		**(223)**	506	**(2,771)**	5,323
Foreign exchange movements	28	**(964)**	(415)	**4,697**	477
Total recognised gains and losses for the year		**(1,187)**	91	**1,926**	5,800

Reconciliation of Movements in Consolidated Equity Shareholders' Funds for the year ended 31 December 2001

	Note	£m Year to 31 December 2001	£m Year to 31 December 2000	Rm Year to 31 December 2001	Rm Year to 31 December 2000
Total recognised gains and losses for the year		**(1,187)**	91	**1,926**	5,800
Dividends paid and proposed	4	**(172)**	(163)	**(2,606)**	(1,714)
		(1,359)	(72)	**(680)**	4,086
Issue of new capital in connection with the acquisition of Fidelity & Guaranty Life		**203**	–	**2,690**	–
Shares issued under option schemes		**5**	–	**61**	–
Issue of new capital in respect of re-equitisation of Pilgrim Baxter & Associates and other affiliates		**–**	153	**–**	1,691
Proceeds from sale of shares previously held to satisfy claims and errors on demutualisation		**3**	24	**37**	253
Net (decrease)/increase in equity shareholders' funds		**(1,148)**	105	**2,108**	6,030
Equity shareholders' funds at the beginning of the year		**3,618**	3,513	**40,937**	34,907
Equity shareholders' funds at the end of the year		**2,470**	3,618	**43,045**	40,937

Consolidated Balance Sheet at 31 December 2001

	Notes	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Intangible assets					
Goodwill	18	**1,580**	2,279	**27,537**	25,786
Insurance and other assets					
Investments					
Land and buildings	19	**586**	831	**10,213**	9,403
Other financial investments	20	**16,714**	15,173	**291,301**	171,680
		17,300	16,004	**301,514**	181,083
Assets held to cover linked liabilities	20	**4,415**	5,602	**76,947**	63,386
	5(i)	**21,715**	21,606	**378,461**	244,469
Reinsurers' share of technical provisions					
Long term business provision		**421**	118	**7,337**	1,335
Claims outstanding		**33**	19	**575**	215
Provision for unearned premiums		**9**	7	**157**	79
	32	**463**	144	**8,069**	1,629
Debtors					
Debtors arising from direct insurance operations	23(a)	**147**	268	**2,562**	3,032
Debtors arising from reinsurance operations		**6**	6	**105**	68
Other debtors	23(b)	**8,024**	3,616	**139,847**	40,914
		8,177	3,890	**142,514**	44,014
Other assets					
Tangible fixed assets	27	**102**	101	**1,778**	1,143
Cash at bank and in hand		**475**	458	**8,279**	5,182
Present value of acquired in-force business	25	**325**	–	**5,664**	–
Other assets	24	**393**	429	**6,849**	4,854
		1,295	988	**22,570**	11,179
Prepayments and accrued income					
Accrued interest and rent		**99**	193	**1,725**	2,184
Deferred acquisition costs	26	**66**	–	**1,150**	–
Other prepayments and accrued income		**100**	39	**1,743**	441
		265	232	**4,618**	2,625
Total insurance and other assets		**31,915**	26,860	**556,232**	303,916
Banking assets					
Cash and balances at central banks		**630**	1,138	**10,980**	12,876
Treasury bills and other eligible bills	22(a)	**653**	657	**11,372**	7,433
Loans and advances to banks	22(b)	**649**	1,218	**11,313**	13,781
Loans and advances to customers	22(c)	**7,797**	11,404	**135,884**	129,033
Debt securities	22(f)	**725**	924	**12,648**	10,455
Equity securities	22(g)	**225**	624	**3,921**	7,061
Interest in associated undertakings	21	**118**	207	**2,057**	2,343
Tangible fixed assets	27	**111**	93	**1,935**	1,052
Land and buildings	19	**80**	102	**1,392**	1,154
Other assets	24	**62**	547	**1,080**	6,189
Prepayments and accrued income		**259**	373	**4,517**	4,220
Total banking assets		**11,309**	17,287	**197,099**	195,597
Total assets		**44,804**	46,426	**780,868**	525,299

	Notes	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Capital and reserves					
Called up share capital	28	**374**	355	**6,517**	4,017
Share premium account	28	**516**	511	**8,993**	5,782
Merger reserve	28	**184**	–	**3,205**	–
Profit and loss account	28	**1,396**	2,752	**24,330**	31,138
Equity shareholders' funds		**2,470**	3,618	**43,045**	40,937
Minority interests	30	**565**	1,013	**9,847**	11,458
Subordinated liabilities	31	**22**	39	**383**	442
Insurance and other liabilities					
Technical provisions					
Long term business provision		**14,154**	13,048	**246,684**	147,636
Claims outstanding		**272**	323	**4,741**	3,654
Provision for unearned premiums		**54**	62	**941**	702
	32	**14,480**	13,433	**252,366**	151,992
Technical provisions for linked liabilities		**4,415**	5,602	**76,947**	63,386
Provisions for other risks and charges	33	**341**	220	**5,944**	2,490
Creditors					
Creditors arising from direct insurance operations	34(a)	**401**	275	**6,989**	3,112
Creditors arising from reinsurance operations		**7**	4	**122**	44
Other creditors including taxation and social security	34(b)	**10,078**	5,367	**175,646**	60,727
		10,486	5,646	**182,757**	63,883
Amounts owed to credit institutions	35	**897**	1,224	**15,633**	13,850
Convertible loan stock	35(a)	**439**	–	**7,651**	–
Accruals and deferred income		**234**	230	**4,079**	2,602
Total insurance and other liabilities		**31,292**	26,355	**545,377**	298,203
Banking liabilities					
Deposits by banks	36	**1,862**	1,873	**32,454**	21,193
Customer accounts	37	**6,802**	10,737	**118,550**	121,487
Debt securities in issue	38	**986**	1,417	**17,183**	16,033
Other liabilities	39	**501**	1,195	**8,729**	13,521
Provisions for liabilities and charges	40	**84**	114	**1,471**	1,290
Subordinated liabilities	31	**220**	65	**3,829**	735
Total banking liabilities		**10,455**	15,401	**182,216**	174,259
Total liabilities		**44,804**	46,426	**780,868**	525,299
Memorandum items					
Commitments	45	**431**	554	**7,514**	6,269
Contingent liabilities	46	**798**	937	**13,908**	10,602

These financial statements were approved by the duly authorised Executive Committee on 25 February 2002 and were signed on the Board's behalf by:

Julian V F Roberts
Group Finance Director

Company Balance Sheet
at 31 December 2001

	Notes	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Fixed assets					
Investments					
Shares and other variable yield securities		**1**	8	**17**	91
Fixed interest securities		**1**	1	**17**	11
Deposits with credit institutions		**74**	33	**1,290**	373
Shares in associated companies		**13**	–	**227**	–
Shares in group undertakings	41	**1,595**	1,281	**27,798**	14,494
Loans due from group undertakings	41	**1,561**	1,227	**27,206**	13,883
		3,245	2,550	**56,555**	28,852
Current assets					
Debtors					
Amounts owed by group undertakings		**26**	188	**453**	2,127
Other debtors		**–**	1	**–**	11
Other prepayments and accrued income		**11**	–	**192**	–
Cash at bank and in hand		**18**	2	**314**	23
		55	191	**959**	2,161
Creditors: amounts falling due within one year					
Amounts owed to credit institutions	35	**870**	643	**15,163**	7,275
Amounts owed to group undertakings		**935**	515	**16,293**	5,827
Other creditors including taxation and social security		**17**	14	**347**	158
Accruals and deferred income		**4**	8	**70**	91
Dividend proposed	4	**44**	35	**716**	395
		1,870	1,215	**32,589**	13,746
Net current liabilities		**(1,815)**	(1,024)	**(31,630)**	(11,585)
Provisions for other risks and charges	33	**(8)**	–	**(140)**	–
Net assets		**1,422**	1,526	**24,785**	17,267
Capital and reserves					
Called up share capital	28	**374**	355	**6,517**	4,017
Share premium account	28	**516**	511	**8,993**	5,782
Profit and loss account	29	**532**	660	**9,275**	7,468
Equity shareholders' funds		**1,422**	1,526	**24,785**	17,267

These financial statements were approved by the duly authorised Executive Committee on 25 February 2002 and were signed on the Board's behalf by:

Julian V F Roberts
Group Finance Director

Consolidated Cash Flow Statement
for the year ended 31 December 2001

		£m		Rm	
	Notes	**Year to 31 December 2001**	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Operating activities					
Net cash inflow from insurance operating activities	48	**851**	128	**10,545**	1,346
Net cash inflow from banking operating activities	48	**13**	847	**163**	8,913
Net cash inflow from operating activities		**864**	975	**10,708**	10,259
Net cash outflow from returns on investments and servicing of finance	48(a)	**(183)**	(72)	**(2,268)**	(753)
Total taxation paid	48(a)	**(269)**	(156)	**(3,334)**	(1,642)
Net cash outflow from capital expenditure and financial investment	48(a)	**(152)**	(295)	**(1,884)**	(3,104)
Net cash outflow from acquisitions and disposals	48(a)	**(316)**	(1,718)	**(3,916)**	(18,076)
Equity dividends paid		**(167)**	(122)	**(2,070)**	(1,284)
Net cash outflow before financing activities		**(223)**	(1,388)	**(2,764)**	(14,600)
Net cash inflow from financing activities	48(a)	**676**	1,027	**8,377**	10,801
Net cash inflow/(outflow) of the Group excluding long term business		**453**	(361)	**5,613**	(3,799)
Cash flows relating to insurance activities were invested as follows:					
Increase in cash holdings	48(b),(c)	**63**	142	**781**	1,494
Increase/(decrease) in net portfolio investments	48(b),(c)	**543**	(1,008)	**6,729**	(10,605)
		606	(866)	**7,510**	(9,111)
Cash flows relating to banking activities were invested as follows:					
(Decrease)/increase in cash and balances at central banks		**(153)**	505	**(1,897)**	5,312
Net cash inflow/(outflow) of the Group excluding long term business		**453**	(361)	**5,613**	(3,799)

The cash flows presented in this statement reflect only amounts transferred to/from shareholders' funds from long term business, the cash flows of general business, banking and other non-insurance businesses included in the non-technical account.

Notes to the Financial Statements for the year ended 31 December 2001

1 ACCOUNTING POLICIES

The following principal accounting policies have been applied consistently in dealing with items that are considered material in relation to the Group's financial statements.

Basis of preparation
The Group's consolidated financial statements have been prepared under the historical cost convention, modified to include investment properties at market value, and in accordance with applicable accounting standards and with the provisions of Section 225A of, and Schedule 9A (modified to include the profit and loss account and balance sheet formats for the Group's banking subsidiaries as set out in Schedule 9 and described below) to, the Companies Act 1985, except as stated under investments. In relation to the insurance business, the financial statements have also been prepared in accordance with the Statement of Recommended Practice *Accounting for Insurance Business* issued by the Association of British Insurers (ABI SORP) in December 1998.

In order to present a true and fair view of the Group's insurance and banking operations, the directors have prepared these financial statements using Schedule 9A and 9 formats respectively. Had a Schedule 9A format been used solely, banking activities would be summarised in appropriate income and expense lines within the non-technical account, and banking assets and liabilities would be shown together with insurance and other assets and liabilities in the balance sheet.

The Group has adopted Financial Reporting Standard 17 "Retirement Benefits" (FRS 17) and Financial Reporting Standard 18 "Accounting Policies" (FRS 18) during the year. The adoption of FRS 17 has had no material impact on the current year's results as only the transitional disclosure requirements have been included. The adoption of FRS 18 has required more detailed disclosure of the Group's accounting policies.

The Company's balance sheet has been prepared in accordance with Section 226 of, and Schedule 4 to, the Companies Act 1985. As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the Company is presented.

No note of historical cost profits has been prepared as the Group's only material gains or losses on assets relate to the holding and disposal of Company investments.

Basis of consolidation
The Group accounts include the assets, liabilities and results of the Company and its subsidiary undertakings. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. All intercompany transactions are eliminated on consolidation, except for investment management fees charged by Group asset management companies to long term business funds.

An associate is an undertaking in which the Group has a long term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates outside the long term business fund is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet. Investments in associated undertakings attributable to long term business, or otherwise held as part of the Group's investment portfolio, are accounted for as investments.

US subsidiaries
The results of the Group's US subsidiaries are determined initially using US GAAP bases of accounting, with subsequent adjustments where necessary to comply with the Group's accounting and other business policies. In accordance with the ABI SORP, policyholder liabilities of the US life subsidiaries are incorporated into the Group's accounts on a US GAAP basis. For investment accounting, however, the US GAAP results are adjusted to comply with UK GAAP.

For Group reporting purposes, all fixed income securities are carried at market value. For the purposes of determining Group operating profit, realised and unrealised gains and losses are recognised on a longer term basis. Under US GAAP, these items are not included in operating income but are included in profit before tax.

1 ACCOUNTING POLICIES CONTINUED

Insurance business

Investments
Investments, including those classified under assets held to cover linked liabilities, are stated at their current value. Listed investments are stated at year end market value. Unlisted investments are valued, on a prudent basis, by the directors having regard to their likely realisable value.

Investment properties are accounted for in accordance with SSAP 19 as follows:
a) Investment properties are revalued annually at open market values by internal professional valuers. Surpluses and deficits arising are taken to the profit and loss account for the year.

b) No depreciation or amortisation is provided in respect of freehold investment properties and leasehold investment properties with over 20 years to run.

This treatment, as regards certain of the Group's investment properties, may be a departure from the requirements of the Companies Act 1985 concerning depreciation of fixed assets. However, these properties are not held for consumption but for investment and the directors consider that systematic annual depreciation would be inappropriate. The accounting policy adopted is therefore necessary for the accounts to give a true and fair view. Depreciation or amortisation is only one of the many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

Securities borrowed and lent that are collateralised by cash are included in the balance sheet at amounts equal to the collateral advanced or received.

Shares in subsidiary undertakings are included in the Company balance sheet at historical cost, adjusted for any permanent impairment.

Investment return
Investment return comprises investment income, realised gains and losses and changes in unrealised gains and losses, net of investment expenses and charges.

Dividends on equity investments are accrued on an ex-dividend basis. Interest on fixed income securities, net rental income from property investments and investment expenses are recorded on an accruals basis.

Realised gains and losses represent the difference between net sales proceeds and purchase price. Unrealised gains and losses represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously valued, their valuation at the last balance sheet date. Movements in unrealised gains and losses are recorded in the profit and loss account, and include an adjustment for previously recognised unrealised gains and losses on investments disposed during the reporting period.

Income arising from securities lending and borrowing is recognised in the non-technical account on an accruals basis over the term of the related loans.

For long term business, an allocation is made from the long term business technical account to the non-technical account, representing the difference between the long term investment return and the actual return on shareholder assets supporting the long term business. The long term investment return for relevant categories of investments takes into account past performance, current trends and future expectations.

For the US long term business, due to the nature of its products, investment risk is borne by the shareholders. Therefore, in determining the operating profit for the business, the investment return earned by the whole of the portfolio is smoothed on the basis of a market rate appropriate to the portfolio of investments, management philosophy and US market conditions for each reporting period.

The long term investment return on investments supporting general insurance technical provisions and related shareholders' funds is allocated from the non-technical account to the general business technical account.

Notes to the Financial Statements
for the year ended 31 December 2001 (continued)

1 ACCOUNTING POLICIES CONTINUED

Long term business
The results are prepared on a modified statutory solvency basis, as set out in the ABI SORP. The main features of this basis are outlined below.

(i) Premiums
Premiums and annuity considerations are stated gross of commission, exclude taxes and levies and are accounted for when due for payment, except for unit-linked premiums which are accounted for when the liability is established. Outward reinsurance premiums are accounted for on a payable basis.

(ii) Claims
Claims paid include maturities, annuities, surrenders, death and disability.

Maturity and annuity claims are recorded as they fall due for payment. Death and disability claims and surrenders are accounted for when notified.

Reinsurance recoveries are accounted for in the same period as the related claim.

(iii) Long term business provision
Long term business provisions for South African and other African businesses have been computed using a gross premium valuation. Provisions in respect of South African business have been prepared in accordance with the Financial Soundness Valuation basis as set out in the guidelines issued by the Actuarial Society of South Africa in Prudential Guidance Note ("PGN") 103 (1998). Under this guideline, the provisions are valued using realistic expectations of future experience with prescribed margins for prudence and deferral of profit emergence. This method makes implicit allowance for deferred acquisition costs.

Technical provisions supporting linked policies reflect the market value of assets supporting these liabilities.

For the US business the long term business provision for ordinary life assurance reserves is calculated using the net level premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. Assumptions are set at the time the contract is issued. Rates of interest used in establishing the technical provisions approximate 7 per cent.

Universal life and deferred annuity reserves are computed on the retrospective deposit method, which produces reserves equal to the cash value of the contracts.

Reserves on immediate annuities and guaranteed payments are computed on the prospective deposit method, which produces reserves equal to the present value of future benefit payments.

For other territories, the valuation bases adopted are in accordance with local actuarial practices and methodologies.

Whilst the directors consider that the gross long term business provision and the related reinsurance recovery is fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events and may result in significant adjustments to the amount provided.

The provision, estimation technique, and assumptions are periodically reviewed with any changes in estimates reflected in the long term business technical account as they occur.

(iv) Acquisition costs
Acquisition costs comprise all direct and indirect costs arising from the sale of insurance contracts.

As the gross premium valuation method used in South Africa and other African territories to determine the long term business provision makes implicit allowance for the deferral of acquisition costs, no explicit deferred acquisition cost asset has been included in the balance sheet for these businesses.

For the US life business, an explicit deferred acquisition costs asset has been established in the balance sheet. Deferred acquisition costs are amortised over the period that profits on the related insurance policies are expected to emerge. Acquisition costs are deferred to the extent that they are deemed recoverable from available future profit margins.

Deferral of costs on other business is limited to the extent that there are available future margins.

1 ACCOUNTING POLICIES CONTINUED

(v) Present value of acquired in-force business
The present value of acquired in-force business is recorded in connection with the Group's acquisition of Fidelity & Guaranty Life and is capitalised in the consolidated balance sheet as an asset.

The present value of acquired in-force business is calculated by performing a cash flow projection of the long term fund and the in-force policies in order to estimate future after-tax profits attributable to shareholders. These profits are then discounted at a rate of return allowing for the risk of uncertainty of the future cash flows. This calculation is particularly sensitive to the assumptions regarding discount rate, future investment returns and the rate at which policies discontinue.

The asset is amortised over the expected profit recognition period on a systematic basis over the anticipated lives of the related contracts which the directors have considered to be 30 years. The amortisation charge is stated net of any unwind in the discount rate used to calculate the asset.

The carrying value of the asset is reviewed annually for impairment.

The amortisation charge and any adjustments to reflect impairments are recorded in the long term business technical account under "Other technical charges".

General insurance business
All classes of general business are accounted for on an annual basis.

(i) Premiums
Premiums are stated gross of commissions, exclude taxes and levies and are accounted for in the period in which the risk commences. The proportion of the premiums written relating to periods of risk after the balance sheet date is carried forward to subsequent accounting periods as unearned premiums, so that earned premiums relate to risks carried during the accounting period.

Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance.

(ii) Claims
Claims incurred comprise the settlement and handling costs of paid and outstanding claims arising during the year and adjustments to prior year claim provisions. Outstanding claims comprise claims incurred up to, but not paid, at the end of the accounting period, whether reported or not.

Whilst the directors consider that the gross provisions for claims and the related reinsurance recoveries are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events, and may result in significant adjustments to the amounts provided. Adjustments to the amounts of claims provisions established in prior years are reflected in the financial statements for the period in which the adjustments are made, and disclosed separately if material. The methods used and estimates made are reviewed regularly.

(iii) Acquisition costs
Acquisition costs, which represent commission and other related expenses, are deferred and amortised over the period in which the related premiums are earned.

Banking business

Banking income
Interest receivable and interest payable are recognised in the banking non-technical account as they accrue.

Fee and other income is recognised in the banking non-technical account when receivable, except where it is charged to cover the costs of a continuing service to, or risk borne for, the customer. In these cases, the income is recognised on an appropriate basis over the relevant period.

Other operating income is derived from township development and computer related services, including distribution and servicing of equipment. The net income from these activities is accounted for on the accruals basis and included within "Other operating income".

Derivative financial instruments
The Group uses a variety of derivative instruments including forwards, swaps, options and exchange traded financial futures. Transactions in the foreign exchange, interest rate and equity markets are negotiated directly with customers, with the Group acting as a counterparty, or can be dealt through exchanges.

1 ACCOUNTING POLICIES CONTINUED

Accounting for these instruments is dependent on whether the transactions are undertaken for trading or non-trading purposes:

Trading activities
Trading transactions include transactions undertaken for market-making, for customer facilitation and for proprietary purposes, as well as any related hedges.

Transactions undertaken for trading purposes are measured at fair value, including an allowance for credit and market risk, and the resultant profits and losses are accounted for in the non-technical account. Fair values are based on quoted market prices when available. Where no quoted prices are available for a particular derivative, its fair value is determined by reference to quoted market prices for its component parts.

Non-trading activities
Non-trading transactions are those that are held for hedging purposes as part of the Group's overall risk management strategy as a means of managing exposure to price, foreign currency and interest rate risk. To qualify as a hedge:

(a) the transaction must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities, other positions or cash flows being hedged and which results from potential movements in interest rates, exchange rates and market values, both at the inception and over the life of the contract;

(b) adequate evidence of the intention to hedge and linkage with the underlying risk inherent in the assets, liabilities, other positions or cash flows being hedged must be established at the start of the transaction; and

(c) there must be a continual assessment of whether the market value of the hedge instrument matches the market value of the hedged item.

If these criteria are met, the derivative is accounted for in the non-technical account on the same basis and over the same period as the underlying hedged item to which it relates.

Qualifying hedges, which cease to be effective or are terminated prior to the end of the life of the underlying hedged item, are measured at fair value and transferred to the trading portfolio. Any resulting gain or loss is deferred and amortised to earnings over the original life of the underlying item.

Derivatives that do not qualify as hedges are marked to market through the non-technical account.

Provisions for doubtful debts
All operating companies make provisions for bad and doubtful debts where required on a prudent basis. Advances are designated as non-performing based on credit risk management tools and indicators as well as management judgement as to the ultimate collectibility of the principal or interest. When an advance is designated as non-performing, interest is suspended and specific provisions raised where required.

There are two basic types of provision, specific and general, each of which is assessed in terms of the charge and the amount outstanding. The provisions made during the year, less recoveries of advances previously written off, are charged to the profit and loss account.

Specific provisions represent the quantification of actual and expected losses made against identified doubtful advances and after considering security values. The balance is deducted from advances in the balance sheet.

A general provision is maintained against significant unforeseen losses present in every advances portfolio and augments specific provisions to provide cover for those advances which may require impairment at the balance sheet date but which will not be identified as such until some time in the future. General provisions are deducted from advances in the balance sheet.

Interest on non-performing loans is charged to the customer's account and recorded as income, provided that there is a realistic prospect of interest being paid at some future date. However, where interest to be recovered is considered to be doubtful, the interest is suspended and is not credited to income but to an interest reserve account in the balance sheet, which is included as part of specific provisions and deducted from advances in the balance sheet. Where the probability of receiving interest payments is remote, interest is no longer accrued.

Instalment transactions
Instalment credit agreements are regarded as financing transactions and total instalments, less unearned finance charges, are included in advances and other accounts in the banking balance sheet.

Lease income and finance charges are computed at the commencement of the contractual periods and are recognised in income in proportion to the net cash investment capital balances outstanding. Unearned lease income and finance charges are carried forward as deferred income and deducted from advances.

Debt securities in issue and subordinated debt instruments issued
Premiums and discounts incurred on the issue of debt securities and fixed rate subordinated liabilities are accounted for as an adjustment to the amount of the liability and amortised over the relevant period to maturity.

1 ACCOUNTING POLICIES CONTINUED

Investments
Securities which are intended to be held to maturity are stated at cost, adjusted for differences between cost and redemption value which are amortised over the period to redemption date. Securities held for trading purposes are marked to market value and the related gains and losses are taken directly to the banking non-technical profit and loss account as they arise. Other investments are stated at cost and provision is made where, in the opinion of the directors, there has been a permanent diminution in value.

Freehold land and buildings are held at historic cost. In the opinion of the directors, it is not appropriate to provide for depreciation on these buildings, as it would not be material and the Group has a policy and practice of regular maintenance and repair, the costs of which are recognised in the profit and loss account.

Unsold properties in possession are included under advances and valued at the lower of cost or net realisable value. Cost includes the outstanding balance on repossession, which may or may not include capitalised interest incurred by the client, together with other charges relating to the repossession.

Where securities are sold under agreements to repurchase these securities at future dates, the securities are recorded in the financial statements with the corresponding liability to repurchase those securities. Securities purchased under agreements to resell those securities at future dates are treated as secured loans and reflected on the balance sheet. Profits and losses arising from these transactions are accounted for over the period of the contracts.

Acceptances, promissory notes, trade and other bills drawn by customers and discounted by banking subsidiaries are included under advances. Amounts rediscounted are included under the contra items for liabilities and acceptances.

Asset management business
Asset management fees and commissions are credited as earned, while expenses are recognised when incurred.

All businesses
Tax
Tax is charged on all taxable profits arising during the year and is determined in accordance with the relevant tax legislation. Deferred tax is calculated on the liability method and is provided on the timing differences between the accounting and tax bases of assets and liabilities.

The tax charge attributable to long term business includes the tax expense for both policyholders and shareholders, at rates applicable to those parties.

The tax attributable to shareholders' profits on long term business, calculated at the effective tax rate of the underlying businesses, is added to the balance on the long term business technical account to present life assurance profits on a pre-tax basis, and is then included in the tax expense on profit on ordinary activities in the non-technical account.

Goodwill
Purchased goodwill (representing the excess of the fair value of the consideration given for acquired businesses and associated costs over the fair value of net assets acquired) is capitalised and amortised to nil by equal annual instalments over its estimated useful life, normally 20 years.

On the subsequent disposal or termination of a business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

The carrying value of goodwill is reviewed periodically for indicators of impairment in value. Adjustments to reflect an impairment in value are recognised in the non-technical account in the period in which the impairment is determined.

Tangible fixed assets
Tangible fixed assets, principally computer equipment and software, motor vehicles, fixtures and furniture, are capitalised and depreciated by equal annual instalments over their estimated useful lives.

Notes to the Financial Statements for the year ended 31 December 2001 (continued)

1 ACCOUNTING POLICIES CONTINUED

Pension plans and post retirement benefits
Defined benefit and defined contribution schemes have been established for eligible employees of the Group with the assets held in separate trustee administered funds.

For defined benefit schemes, pension costs are charged to the profit and loss account so as to spread the related charges over the service lives of employees and are determined by independent qualified actuaries undertaking formal actuarial valuations at least every three years. The effects of variations from regular cost are spread over the expected average remaining service lives of members of the scheme. Any difference between the amounts charged against profits and the amounts contributed to schemes is included as a prepayment or provision in the balance sheet.

Contributions in respect of defined contribution schemes are recognised when incurred.

Certain Group companies make provision for post retirement medical and housing benefits for eligible employees. The expected costs of post retirement benefits are charged over the expected working lives of eligible employees.

Employee share ownership plans
The Group offers share award and option plans to management and certain key employees and a Save As You Earn plan for all UK employees. Further details are provided in the Remuneration Report.

The assets, liabilities, income and expenses of employee share ownership plans (ESOPs) are incorporated into the financial statements. These shares are recognised as fixed assets in the balance sheet and amortised over the vesting period, until they vest unconditionally with the employees.

The shares in the trust are put under option to employees at their value on the date the options are granted. The difference between the shares' value at the date of grant and their residual value is charged as an operating expense to the profit and loss account over the vesting period.

2 FOREIGN CURRENCIES

The information contained in these financial statements is expressed in both Sterling and South African Rand. This is in order both to meet the legal requirements of Schedule 9A of the UK Companies Act 1985 and to provide the users of the accounts in South Africa with illustrative information.

Principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments are presented below:

	Rand		US$	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Profit and loss account (average rate)	**12.3923**	10.5213	**1.4405**	1.5159
Balance sheet (closing rate)	**17.4286**	11.3148	**1.4542**	1.4937

Foreign currency revenue transactions are translated at weighted average exchange rates for the year. Foreign currency assets and liabilities are translated at year end exchange rates. Exchange differences arising from the translation of net investments in foreign subsidiary undertakings are taken to the consolidated statement of total recognised gains and losses. Exchange differences arising on the translation of foreign integrated operations are taken through the non-technical account. Other exchange differences are included in the profit and loss account as part of unrealised gains and losses on investments.

3 EARNINGS AND EARNINGS PER SHARE

Basic earnings per share is calculated based upon the profit or loss attributable to equity shareholders after the amortisation and impairment of goodwill arising on acquisitions, the write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return. The directors' view is that operating earnings per share derived from operating profit or loss based on a long term investment return and before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return provides a better indication of the underlying performance of the Group. A table reconciling profit on ordinary activities after tax and minority interests to this underlying measure of operating earnings is included below.

		£m		Rm
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
(Loss)/profit on ordinary activities after tax and minority interests	**(223)**	506	**(2,771)**	5,323
Goodwill amortisation net of minority interests	**120**	42	**1,487**	442
Goodwill impairment	**500**	–	**6,196**	–
Short term fluctuations in investment return net of tax and minority interests	**(73)**	205	**(905)**	2,158
Write-down of investment in Dimension Data Holdings plc net of tax and minority interests	**144**	–	**1,788**	–
Non-operating items net of tax and minority interests	**–**	(178)	**–**	(1,873)
Operating earnings after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return	**468**	575	**5,795**	6,050
		p		c
Basic earnings per share	**(6.3)**	15.0	**(77.9)**	157.8
Goodwill amortisation net of minority interests	**3.4**	1.2	**41.9**	13.1
Goodwill impairment	**14.1**	–	**174.5**	–
Short term fluctuations in investment return net of tax and minority interests	**(2.1)**	6.1	**(25.4)**	64.0
Write-down of investment in Dimension Data Holdings plc net of tax and minority interests	**4.1**	–	**50.3**	–
Non-operating items net of tax and minority interests	**–**	(5.3)	**–**	(55.5)
Operating earnings per share after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and short term fluctuations in investment return	**13.2**	17.0	**163.4**	179.4

Basic earnings per share is calculated by reference to the loss on ordinary activities after tax and minority interests of £223 million (R2,771 million) for the year ended 31 December 2001 (2000: £506 million profit (R5,323 million)) and a weighted average number of shares in issue of 3,550 million (2000: 3,373 million). This is calculated after taking into account shares held by Employee Share Ownership Plans (ESOPs), which have waived their rights to dividends.

Diluted earnings per share reflects the effect of options granted to employees, which upon vesting will have an anticipated dilutive effect of 29 million (2000: 26 million) shares, and the US Dollar Guaranteed Convertible Bond, which was not dilutive in the reported period.

316 million (2000: 316 million) Old Mutual plc shares held by policyholders' funds are included in the weighted average number of shares used in the earnings per share calculation, reflecting the policyholders' economic interest in these shares.

4 DIVIDEND

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Equity: ordinary				
Group				
Final dividend proposed: 3.1p (50.5c*) (2000: 3.1p (32.6c)) per 10p share	**113**	108	**1,839**	1,135
Interim dividend paid: 1.7p (22.2c) (2000: 1.6p (16.9c)) per 10p share	**59**	55	**767**	579
	172	163	**2,606**	1,714
Company				
Final dividend proposed: 3.1p (50.5c*) (2000: 3.1p (32.6c)) per 10p share	**44**	35	**716**	395
Interim dividend paid: 1.7p (22.2c) (2000: 1.6p (16.9c)) per 10p share	**22**	16	**273**	192
	66	51	**989**	587

Provision has been made in the Group financial statements for a final dividend of 3.1p (50.5c*) per share calculated using the number of shares in issue at 31 December 2001 of 3,744 million less 98 million shares in Employee Share Ownership Plans, which have waived their rights to dividends.

As a consequence of the exchange control arrangements in place in South Africa and other relevant African territories, dividends to shareholders on the branch registers in those countries (or in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose. The dividend payable by the Company represents only the proportion of the Group dividend payable to shareholders on the principal register (other than its Namibian section) and is calculated based on the directors' estimate of the number of shares that will be on the share registers at close of business on 19 April 2002, being the record date for the dividend.

*Indicative only – the actual amount of the dividend per share in Rand will be determined by reference to the exchange rate prevailing on 4 April 2002 and announced by the Company on 5 April 2002.

5 SEGMENTAL ANALYSIS

5(a) Summary of operating profit	Notes	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
Year to 31 December 2001									
Life assurance	5(b)(iii)	**397**	**13**	**(2)**	**408**	**4,915**	**161**	**(25)**	**5,051**
Asset management	5(c)(i)	**37**	**116**	**(3)**	**150**	**458**	**1,437**	**(38)**	**1,857**
Banking	5(d)	**290**	**–**	**79**	**369**	**3,593**	**–**	**979**	**4,572**
General insurance business	5(e)	**46**	**–**	**–**	**46**	**570**	**–**	**–**	**570**
Other shareholders' income/(expenses)	5(f)	**12**	**–**	**(41)**	**(29)**	**149**	**–**	**(508)**	**(359)**
Debt service costs	7	**–**	**(3)**	**(64)**	**(67)**	**–**	**(37)**	**(793)**	**(830)**
Write-down of strategic investments	5(f)	**–**	**–**	**(21)**	**(21)**	**–**	**–**	**(260)**	**(260)**
Smoothed operating profit based on a long term investment return		**782**	**126**	**(52)**	**856**	**9,685**	**1,561**	**(645)**	**10,601**
Goodwill amortisation					**(132)**				**(1,636)**
Goodwill impairment					**(500)**				**(6,196)**
Write-down of investment in Dimension Data Holdings plc					**(269)**				**(3,334)**
Short term fluctuations in investment return					**126**				**1,561**
Profit on ordinary activities before tax					**81**				**996**
Year to 31 December 2000									
Life assurance	5(b)(iii)	465	–	13	478	4,892	–	137	5,029
Asset management	5(c)(i)	46	44	34	124	484	462	359	1,305
Banking	5(d)	269	–	58	327	2,829	–	611	3,440
General insurance business	5(e)	44	–	–	44	463	–	–	463
Other shareholders' income/(expenses)	5(f)	17	–	(51)	(34)	179	–	(536)	(357)
Debt service costs	7	–	–	(28)	(28)	–	–	(295)	(295)
Smoothed operating profit based on a long term investment return		841	44	26	911	8,847	462	276	9,585
Goodwill amortisation					(54)				(568)
Short term fluctuations in investment return					(180)				(1,894)
Profit on ordinary activities before tax and non-operating items					677				7,123
Non-operating items					356				3,746
Profit on ordinary activities before tax					1,033				10,869

All United States life assurance activities were acquired during the year ended 31 December 2001.

Notes to the Financial Statements
for the year ended 31 December 2001 (continued)

5 SEGMENTAL ANALYSIS CONTINUED

5(b) Life assurance	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
(i) Gross premiums written								
Year to 31 December 2001								
Individual business								
Single	**854**	**578**	**97**	**1,529**	**10,583**	**7,163**	**1,202**	**18,948**
Recurring	**757**	**78**	**87**	**922**	**9,381**	**967**	**1,078**	**11,426**
	1,611	**656**	**184**	**2,451**	**19,964**	**8,130**	**2,280**	**30,374**
Group business								
Single	**598**	**–**	**13**	**611**	**7,411**	**–**	**161**	**7,572**
Recurring	**280**	**–**	**29**	**309**	**3,470**	**–**	**359**	**3,829**
	878	**–**	**42**	**920**	**10,881**	**–**	**520**	**11,401**
Total gross premiums	**2,489**	**656**	**226**	**3,371**	**30,845**	**8,130**	**2,800**	**41,775**
Year to 31 December 2000								
Individual business								
Single (restated)	1,053	–	189	1,242	11,078	–	1,988	13,066
Recurring	893	–	109	1,002	9,396	–	1,147	10,543
	1,946	–	298	2,244	20,474	–	3,135	23,609
Group business								
Single	630	–	30	660	6,628	–	316	6,944
Recurring	294	–	57	351	3,093	–	600	3,693
	924	–	87	1,011	9,721	–	916	10,637
Total gross premiums	2,870	–	385	3,255	30,195	–	4,051	34,246

South African individual gross single premiums include flexi and conventional maturity transfers of £155 million (R1,923 million) (2000: £150 million (R1,577 million)) and guaranteed capital fund transfers of £61 million (R761 million) (2000: £140 million (R1,473 million)) to *Investment Frontiers* not previously reported in gross premiums written.

5 SEGMENTAL ANALYSIS CONTINUED

5(b) Life assurance continued	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
(ii) New business premiums								
Year to 31 December 2001								
New business premiums on a statutory basis								
Individual business								
Single	854	578	97	1,529	10,583	7,163	1,202	18,948
Recurring	159	26	11	196	1,970	322	136	2,428
	1,013	604	108	1,725	12,553	7,485	1,338	21,376
Group business								
Single	598	–	13	611	7,411	–	161	7,572
Recurring	20	–	1	21	248	–	12	260
	618	–	14	632	7,659	–	173	7,832
Total new business premiums	1,631	604	122	2,357	20,212	7,485	1,511	29,208
Annual premium equivalent	324	84	23	431	4,017	1,038	284	5,339
Year to 31 December 2000								
New business premiums on a statutory basis								
Individual business								
Single (restated)	1,053	–	189	1,242	11,078	–	1,988	13,066
Recurring	179	–	20	199	1,883	–	210	2,093
	1,232	–	209	1,441	12,961	–	2,198	15,159
Group business								
Single	630	–	30	660	6,628	–	316	6,944
Recurring	48	–	1	49	505	–	11	516
	678	–	31	709	7,133	–	327	7,460
Total new business premiums	1,910	–	240	2,150	20,094	–	2,525	22,619
Annual premium equivalent	395	–	43	438	4,159	–	451	4,610

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums.

South African individual new business single premiums include flexi and conventional maturity transfers of £155 million (R1,923 million) (2000: £150 million (R1,577 million)) and guaranteed capital fund transfers of £61 million (R761 million) (2000: £140 million (R1,473 million)) to *Investment Frontiers* not previously reported in new business premiums.

5 SEGMENTAL ANALYSIS CONTINUED

5(b) **Life assurance** continued	South Africa £m	United States £m	UK and Rest of World £m	Total £m	South Africa Rm	United States Rm	UK and Rest of World Rm	Total Rm
(iii) Life assurance operating profit								
Year to 31 December 2001								
Individual business	**174**	**13**	**(8)**	**179**	**2,152**	**161**	**(99)**	**2,214**
Group business	**75**	**–**	**1**	**76**	**933**	**–**	**12**	**945**
Life assurance technical result	**249**	**13**	**(7)**	**255**	**3,085**	**161**	**(87)**	**3,159**
Long term investment return	**148**	**–**	**5**	**153**	**1,830**	**–**	**62**	**1,892**
Smoothed operating profit based on a long term investment return	**397**	**13**	**(2)**	**408**	**4,915**	**161**	**(25)**	**5,051**
Year to 31 December 2000								
Individual business	165	–	4	169	1,736	–	42	1,778
Group business	85	–	3	88	894	–	32	926
Life assurance technical result	250	–	7	257	2,630	–	74	2,704
Long term investment return	215	–	6	221	2,262	–	63	2,325
Smoothed operating profit based on a long term investment return	465	–	13	478	4,892	–	137	5,029
Interest receivable from group undertakings eliminated on consolidation	(6)	–	–	(6)	(63)	–	–	(63)
	459	–	13	472	4,892	–	137	4,966

The United States operations, Fidelity & Guaranty Life and Americom (see note 17), were both acquired during 2001. The results of Fidelity & Guaranty Life are included in the profit and loss account from 1 July 2001, and are disclosed net of restructuring costs of £9 million (R113 million). The operating profit of the US life business includes the investment return earned by the whole of the portfolio on a smoothed basis.

The start-up costs of £19 million (R231 million) associated with the Group's new UK life assurance business, Selestia, are included in the life assurance technical result. Excluding these costs, the UK and Rest of World life assurance operating profit would have been positive £17 million (R206 million).

The life assurance operating result of £478 million (R5,029 million) presented above and "Other shareholders' income/(expenses)" of £34 million (R357 million) presented in note 5(f) are disclosed gross of intra-group interest of £6 million (R63 million) for the year ended 31 December 2000. The results for the year ended 31 December 2001 are presented after intra-group interest eliminations.

5 SEGMENTAL ANALYSIS CONTINUED

5(c) Asset management	South Africa £m	United States £m	UK and Rest of World £m	Total £m	South Africa Rm	United States Rm	UK and Rest of World Rm	Total Rm
(i) Analysis of operating profit								
Year to 31 December 2001								
Fund management worldwide	**28**	**116**	**6**	**150**	**346**	**1,437**	**74**	**1,857**
United States	**–**	**116**	**–**	**116**	**–**	**1,437**	**–**	**1,437**
Old Mutual Asset Managers (US)	**–**	**38**	**–**	**38**	**–**	**471**	**–**	**471**
Pilgrim Baxter	**–**	**29**	**–**	**29**	**–**	**359**	**–**	**359**
Other Old Mutual (US) affiliates	**–**	**49**	**–**	**49**	**–**	**607**	**–**	**607**
Rest of World	**28**	**–**	**6**	**34**	**346**	**–**	**74**	**420**
Old Mutual Asset Managers (South Africa)	**16**	**–**	**–**	**16**	**198**	**–**	**–**	**198**
Old Mutual Asset Managers (except South Africa)	**–**	**–**	**6**	**6**	**–**	**–**	**74**	**74**
Old Mutual Unit Trusts	**11**	**–**	**–**	**11**	**136**	**–**	**–**	**136**
Other	**1**	**–**	**–**	**1**	**12**	**–**	**–**	**12**
Private client UK – gross profit	**–**	**–**	**2**	**2**	**–**	**–**	**25**	**25**
– integration costs	**–**	**–**	**(12)**	**(12)**	**–**	**–**	**(149)**	**(149)**
Other financial services	**9**	**–**	**1**	**10**	**112**	**–**	**12**	**124**
Asset management operating profit before goodwill amortisation and impairment	**37**	**116**	**(3)**	**150**	**458**	**1,437**	**(38)**	**1,857**
Year to 31 December 2000								
Fund management worldwide	39	44	14	97	410	462	148	1,020
United States	–	44	–	44	–	462	–	462
Old Mutual Asset Managers (US)	–	15	–	15	–	157	–	157
Pilgrim Baxter	–	11	–	11	–	116	–	116
Other Old Mutual (US) affiliates	–	18	–	18	–	189	–	189
Rest of World	39	–	14	53	410	–	148	558
Old Mutual Asset Managers (South Africa)	19	–	–	19	199	–	–	199
Old Mutual Asset Managers (except South Africa)	–	–	14	14	–	–	148	148
Old Mutual Unit Trusts	16	–	–	16	169	–	–	169
Other	4	–	–	4	42	–	–	42
Private client UK – gross profit	–	–	26	26	–	–	274	274
– integration costs	–	–	(14)	(14)	–	–	(147)	(147)
Other financial services	7	–	8	15	74	–	84	158
Asset management operating profit before goodwill amortisation	46	44	34	124	484	462	359	1,305

The operating profit of £49 million (R607 million) (2000: £18 million (R189 million)) of Other Old Mutual (US) Affiliates comprises £22 million (R273 million) (2000: £8 million (R84 million)) relating to Old Mutual Strategic Affiliates and £27 million (R334 million) (2000: £10 million (R105 million)) relating to Old Mutual Financial Affiliates.

5 SEGMENTAL ANALYSIS CONTINUED

5(c) Asset management continued	OMAM (US) £m	Pilgrim Baxter £m	Other Old Mutual (US) Affiliates £m	**Total** £m	OMAM (US) Rm	Pilgrim Baxter Rm	Other Old Mutual (US) Affiliates Rm	**Total** Rm
(ii) Old Mutual (US) Holdings								
Year to 31 December 2001								
Revenue	**147**	**85**	**219**	**451**	**1,822**	**1,053**	**2,713**	**5,588**
Expenses	**(109)**	**(56)**	**(170)**	**(335)**	**(1,351)**	**(694)**	**(2,106)**	**(4,151)**
Asset management operating profit before goodwill amortisation and impairment	**38**	**29**	**49**	**116**	**471**	**359**	**607**	**1,437**
Year to 31 December 2000								
Revenue	41	29	58	128	431	305	610	1,346
Expenses	(26)	(18)	(40)	(84)	(274)	(189)	(421)	(884)
Asset management operating profit before goodwill amortisation	15	11	18	44	157	116	189	462

The results of Old Mutual (US) Holdings are included in the Group's fund management worldwide result, from the date of acquisition, for the last three months of 2000.

5 SEGMENTAL ANALYSIS CONTINUED

5(d) Banking operating profit	£m South Africa	£m UK and Rest of World	£m Total	Rm South Africa	Rm UK and Rest of World	Rm Total
Year to 31 December 2001						
Net interest income	**386**	**43**	**429**	**4,783**	**533**	**5,316**
Non-interest revenue (including exceptional revenue of £36 million (R441 million))	**413**	**55**	**468**	**5,118**	**681**	**5,799**
Total operating income	**799**	**98**	**897**	**9,901**	**1,214**	**11,115**
Specific and general provisions (including exceptional provision of £32 million (R400 million))	**(118)**	**–**	**(118)**	**(1,462)**	**–**	**(1,462)**
Net income	**681**	**98**	**779**	**8,439**	**1,214**	**9,653**
Operating expenses	**(399)**	**(26)**	**(425)**	**(4,945)**	**(322)**	**(5,267)**
Operating profit before goodwill amortisation, share of associated undertakings' profit and write-down of investment in Dimension Data Holdings plc	**282**	**72**	**354**	**3,494**	**892**	**4,386**
Share of associated undertakings' profit	**8**	**7**	**15**	**99**	**87**	**186**
Operating profit before goodwill amortisation and write-down of investment in Dimension Data Holdings plc	**290**	**79**	**369**	**3,593**	**979**	**4,572**
Year to 31 December 2000						
Net interest income	421	43	464	4,430	452	4,882
Non-interest revenue	358	25	383	3,766	263	4,029
Total operating income	779	68	847	8,196	715	8,911
Specific and general provisions	(90)	(4)	(94)	(947)	(42)	(989)
Net income	689	64	753	7,249	673	7,922
Operating expenses	(428)	(22)	(450)	(4,504)	(231)	(4,735)
Operating profit before goodwill amortisation and share of associated undertakings' profit	261	42	303	2,745	442	3,187
Share of associated undertakings' profit	8	16	24	84	169	253
Operating profit on ordinary activities before goodwill amortisation and non-operating items	269	58	327	2,829	611	3,440

There are no banking operations in the United States.

Non-interest revenue includes £29 million (R359 million) (2000: £24 million (R253 million)) of fees and commissions payable previously shown within operating expenses.

5 SEGMENTAL ANALYSIS CONTINUED

5(e) Analysis of general insurance result by class of business	£m Premiums written net of reinsurance	£m Claims incurred net of reinsurance	£m Smoothed operating result based on a long term investment return	Rm Premiums written net of reinsurance	Rm Claims incurred net of reinsurance	Rm Smoothed operating result based on a long term investment return
Year to 31 December 2001						
Motor	**164**	**131**	**–**	**2,032**	**1,623**	**2**
Fire	**56**	**36**	**–**	**694**	**446**	**1**
Accident	**126**	**88**	**2**	**1,561**	**1,091**	**24**
Other	**5**	**2**	**3**	**62**	**25**	**35**
	351	**257**	**5**	**4,349**	**3,185**	**62**
Long term investment return	**–**	**–**	**41**	**–**	**–**	**508**
	351	**257**	**46**	**4,349**	**3,185**	**570**
Analysed between:						
Existing operations	**338**	**249**	**44**	**4,193**	**3,080**	**546**
Acquired operations	**13**	**8**	**2**	**156**	**105**	**24**
	351	**257**	**46**	**4,349**	**3,185**	**570**
Year to 31 December 2000						
Motor	141	113	(3)	1,484	1,189	(32)
Fire	131	96	–	1,378	1,010	–
Accident	11	5	2	116	53	21
Other	22	12	1	231	126	11
	305	226	–	3,209	2,378	–
Long term investment return	–	–	44	–	–	463
	305	226	44	3,209	2,378	463

5(f) Other shareholders' income/(expenses) and write-down of strategic investments	£m **Year to 31 December 2001**	£m Year to 31 December 2000	Rm **Year to 31 December 2001**	Rm Year to 31 December 2000
Long term investment return credited to operating result	**12**	17	**149**	179
Net corporate expenses	**(41)**	(51)	**(508)**	(536)
Other shareholders' income/(expenses)	**(29)**	(34)	**(359)**	(357)
Write-down of strategic investments	**(21)**	–	**(260)**	–

The write-down of £21 million (R260 million) shown above was made following a review of the Group's portfolio of strategic investments.

5 SEGMENTAL ANALYSIS CONTINUED

5(g) Net assets	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
At 31 December 2001								
Life assurance	**802**	**588**	**28**	**1,418**	**13,978**	**10,248**	**488**	**24,714**
Asset management	**60**	**1,252**	**469**	**1,781**	**1,046**	**21,821**	**8,173**	**31,040**
Banking	**341**	**–**	**147**	**488**	**5,943**	**–**	**2,562**	**8,505**
General insurance	**69**	**–**	**3**	**72**	**1,203**	**–**	**52**	**1,255**
Other	**75**	**–**	**(6)**	**69**	**1,307**	**–**	**(109)**	**1,198**
	1,347	**1,840**	**641**	**3,828**	**23,477**	**32,069**	**11,166**	**66,712**
Debt				**(1,358)**				**(23,667)**
Net assets				**2,470**				**43,045**
At 31 December 2000 (restated)								
Life assurance	1,249	–	85	1,334	14,132	–	962	15,094
Asset management	67	1,456	676	2,199	758	16,474	7,649	24,881
Banking	534	–	292	826	6,042	–	3,304	9,346
General insurance	139	–	9	148	1,573	–	102	1,675
Other	81	–	293	374	917	–	3,316	4,233
	2,070	1,456	1,355	4,881	23,422	16,474	15,333	55,229
Debt				(1,263)				(14,292)
Net assets				3,618				40,937

The amounts shown for 31 December 2000 have been restated to show debt separately.

5(h) Banking business average assets	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Retail	**3,346**	3,487	**41,465**	36,688
Commercial	**1,658**	1,280	**20,546**	13,467
Corporate	**2,713**	2,730	**33,620**	28,723
Investment merchant banking	**2,095**	2,128	**25,962**	22,389
International	**1,354**	774	**16,779**	8,143
Other	**3,248**	3,272	**40,250**	34,426
	14,414	13,671	**178,622**	143,836
Average interest-earning assets	**13,540**	12,989	**167,792**	136,661
		%		%
Net interest margin (based on average assets)	**3.17**	3.57	**3.17**	3.57

5 SEGMENTAL ANALYSIS CONTINUED

5(i) Funds under management	£m South Africa	£m United States	£m UK and Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK and Rest of World	Rm Total
At 31 December 2001								
Investments including assets held to cover linked liabilities	11,519	4,497	5,699	21,715	200,760	78,376	99,325	378,461
Unit trusts								
Fund management worldwide								
Old Mutual Asset Managers	670	–	360	1,030	11,677	–	6,274	17,951
Private client UK	–	–	1,051	1,051	–	–	18,317	18,317
Other financial services	–	–	159	159	–	–	2,771	2,771
	670	–	1,570	2,240	11,677	–	27,362	39,039
Third party								
Fund management worldwide								
Old Mutual Asset Managers	2,783	–	401	3,184	48,504	–	6,989	55,493
Old Mutual Asset Managers (US)	–	48,884	–	48,884	–	851,979	–	851,979
Pilgrim Baxter	–	8,675	–	8,675	–	151,193	–	151,193
Old Mutual Strategic Affiliates	–	20,110	5,336	25,446	–	350,489	92,999	443,488
	2,783	77,669	5,737	86,189	48,504	1,353,661	99,988	1,502,153
Private client UK	–	–	16,347	16,347	–	–	284,905	284,905
Other financial services	12	–	363	375	209	–	6,327	6,536
	2,795	77,669	22,447	102,911	48,713	1,353,661	391,220	1,793,594
Fund management worldwide								
Old Mutual Financial Affiliates	–	13,485	2,745	16,230	–	235,025	47,841	282,866
	2,795	91,154	25,192	119,141	48,713	1,588,686	439,061	2,076,460
Total funds under management	14,984	95,651	32,461	143,096	261,150	1,667,062	565,748	2,493,960
At 31 December 2000								
Investments including assets held to cover linked liabilities	14,913	–	6,693	21,606	168,739	–	75,730	244,469
Unit trusts								
Fund management worldwide								
Old Mutual Asset Managers	1,266	–	779	2,045	14,325	–	8,814	23,139
Private client UK	–	–	1,252	1,252	–	–	14,166	14,166
Other financial services	–	–	200	200	–	–	2,263	2,263
	1,266	–	2,231	3,497	14,325	–	25,243	39,568
Third party								
Fund management worldwide								
Old Mutual Asset Managers	4,101	–	379	4,480	46,402	–	4,288	50,690
Old Mutual Asset Managers (US)	–	50,153	–	50,153	–	567,471	–	567,471
Pilgrim Baxter	–	11,735	–	11,735	–	132,779	–	132,779
Old Mutual Strategic Affiliates	–	18,412	6,179	24,591	–	208,328	69,914	278,242
	4,101	80,300	6,558	90,959	46,402	908,578	74,202	1,029,182
Private client UK	–	–	19,619	19,619	–	–	221,985	221,985
Other financial services	15	–	420	435	170	–	4,752	4,922
	4,116	80,300	26,597	111,013	46,572	908,578	300,939	1,256,089
Fund management worldwide								
Old Mutual Financial Affiliates	–	29,190	3,442	32,632	–	330,278	38,945	369,223
	4,116	109,490	30,039	143,645	46,572	1,238,856	339,884	1,625,312
Total funds under management	20,295	109,490	38,963	168,748	229,636	1,238,856	440,857	1,909,349

6 INVESTMENT INCOME

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Technical account – long term business				
Income from investment properties	**43**	60	**533**	631
Income from other financial investments	**977**	1,137	**12,107**	11,963
Gains on the realisation of investments	**885**	699	**10,967**	7,354
	1,905	1,896	**23,607**	19,948
Non-technical – insurance and asset management activities				
Income from other financial investments	**42**	70	**520**	736
Gains on the realisation of investments	**165**	34	**2,045**	358
	207	104	**2,565**	1,094

7 INVESTMENT EXPENSES AND CHARGES

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Technical account – long term business				
Interest payable on other loans	**4**	1	**50**	11
Investment management expenses	**17**	33	**211**	347
	21	34	**261**	358
Non-technical – insurance and asset management activities				
Interest payable on bank loans and overdrafts	**67**	27	**830**	284
Investment management expenses	**–**	1	**–**	11
	67	28	**830**	295

8 INSURANCE LONG TERM INVESTMENT RETURN ON SHAREHOLDERS' FUNDS

As permitted by the ABI SORP, balances on the long term business and general business technical accounts are stated after allocating an investment return earned by the insurance businesses, based on a long term investment return, to/from the non-technical account.

For the South African life assurance business, the return is applied to an average value of investible shareholders' assets, adjusted for net fund flows. For general insurance liabilities, the return is an average value of investible assets supporting shareholders' funds and insurance liabilities, adjusted for net fund flows. Short term fluctuations in investment return represent the difference between actual return and long term investment return.

For the US long term business, the return earned by assets, mainly bonds, has been smoothed with reference to the actual yield earned by the portfolio, which translates into a long term rate of return of 7.04%.

The long term rates of investment return for equities and other investible assets are as follows:

	Year to 31 December 2001	Year to 31 December 2000
South Africa and Namibia	**14%**	14%
United States	**7.04%**	n/a

The long term rates of return are based on achieved real rates of return adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed annually for appropriateness. The directors are of the opinion that these rates of return are appropriate and have been selected with a view to ensuring that returns credited to operating earnings are not inconsistent with the actual returns expected to be earned over the long term.

8 INSURANCE LONG TERM INVESTMENT RETURN ON SHAREHOLDERS' FUNDS CONTINUED

8(a) Analysis of short term fluctuations in investment return	£m Year to 31 December 2001	£m Year to 31 December 2000	Rm Year to 31 December 2001	Rm Year to 31 December 2000
Technical account – long term business				
Actual investment return attributable to shareholders	**257**	31	**3,181**	326
Long term investment return credited to operating result	**153**	215	**1,892**	2,262
	104	(184)	**1,289**	(1,936)
Technical account – general business				
Actual investment return attributable to shareholders	**85**	55	**1,053**	579
Long term investment return credited to operating result	**41**	44	**508**	463
	44	11	**545**	116
Non-technical account				
Actual investment return attributable to shareholders	**(10)**	10	**(124)**	105
Long term investment return credited to operating result	**12**	17	**149**	179
	(22)	(7)	**(273)**	(74)
Excess of actual return over long term return	**126**	(180)	**1,561**	(1,894)

8(b) Comparison of long term investment return with actual investment return	1997-2001 £m	1997-2001 Rm	1996-2000 £m	1996-2000 Rm
Technical account – long term business				
Actual investment return attributable to shareholders	**1,179**	**11,555**	1,586	12,325
Long term investment return credited to operating result	**1,050**	**9,851**	1,241	10,006
	129	**1,704**	345	2,319
Technical account – general business				
Actual investment return attributable to shareholders	**374**	**3,787**	467	3,796
Long term investment return credited to operating result	**313**	**2,921**	345	2,847
	61	**866**	122	949
Non-technical account				
Actual investment return attributable to shareholders	**82**	**789**	92	913
Long term investment return credited to operating result	**50**	**535**	38	386
	32	**254**	54	527
Excess of actual return over long term return	**222**	**2,824**	521	3,795

For the US life assurance business, compiling a comparison of actual return against the return determined by using the long term rate of return over a five year period would be particularly onerous and would not provide a meaningful comparison. The five year history will be built going forward. The US returns are included in the long term business technical account.

9 NET OPERATING EXPENSES

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Technical account – long term business				
Acquisition costs	**109**	175	**1,351**	1,841
Administration expenses	**324**	245	**4,015**	2,578
	433	420	**5,366**	4,419
Technical account – general business				
Acquisition costs	**53**	49	**654**	516
Administration expenses	**32**	27	**397**	284
	85	76	**1,051**	800

10 PROFIT ON ORDINARY ACTIVITIES BEFORE TAX

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Profit on ordinary activities before tax is stated				
After crediting				
Aggregate rentals receivable under				
Finance leases	**140**	134	**1,735**	1,409
Operating leases	**5**	8	**62**	84
Income from listed investments	**723**	826	**8,960**	8,691
Gains on the disposal of investment securities – banking	**18**	8	**223**	84
After charging				
Depreciation	**74**	68	**917**	715
Rental charges – operating leases and similar hire purchase	**49**	31	**607**	326
Auditors' remuneration	**7**	8	**87**	86

10(a) Auditors' remuneration

For audit services	**4**	4	**50**	45
Other fees paid to auditors and their associates	**3**	4	**37**	41
	7	8	**87**	86

The above figures include £0.2 million (2000: £0.2 million) in respect of audit fees payable by the Company.

10(b) Regulatory fine

During the year, Capel Cure Sharp, one of the Group's UK-based private client businesses, incurred a regulatory fine of £0.7 million (R9 million) in connection with bank account reconciliation and pension mis-selling issues from prior years.

Notes to the Financial Statements
for the year ended 31 December 2001 (continued)

11 INVESTMENT IN DIMENSION DATA HOLDINGS PLC

Profit attributable to shareholders is stated after crediting/(charging) the following items:

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Loss on holding in Dimension Data Holdings plc before tax and minority interests	**(269)**	–	**(3,334)**	–
Gain on restructuring of Dimension Data Holdings plc and other interests before tax and minority interests	**–**	356	**–**	3,746
Tax	**(14)**	(5)	**(171)**	(52)
(Loss)/gain on holding in/restructuring of Dimension Data Holdings plc and other interests before minority interests	**(283)**	351	**(3,505)**	3,694
Minority interests	**139**	(173)	**1,717**	(1,821)
(Loss)/gain on holding in/restructuring of Dimension Data Holdings plc and other interests after tax and minority interests	**(144)**	178	**(1,788)**	1,873

During 2000, a non-operating gain was recognised following the exchange of Nedcor Limited's 25.1% interest in Dimension Data International Limited for the current holding of 8.2% in Dimension Data Holdings plc. In light of market movements during 2001, an exceptional impairment in the carrying value of the Group's investment in Dimension Data Holdings plc has been recognised, reflecting a market value of R14.50 per share at 31 December 2001. Although both events are exceptional in the context of their significance to the Group, the current year loss forms part of banking operating profit in the statutory financial statements, while the prior year gain was classified as non-operating in accordance with Financial Reporting Standard 3.

12 DIRECTORS' EMOLUMENTS AND INTERESTS

The remuneration payable to the directors of the Company for their services to the Group including the estimated money value of benefits in kind for the year ended 31 December 2001 is shown in the Remuneration Report on pages 50 to 55 of this document.

The interests of directors of the Company in shares of the Company and its quoted subsidiaries are shown in the Directors' Report on page 37 of this document.

At 31 December 2001, two directors of Old Mutual plc had loan advances outstanding totalling £0.24 million (R4.2 million) with banking subsidiaries of the Group. These loans have been provided on normal commercial terms.

13 REMUNERATION EXPENSES

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
The aggregate remuneration payable in respect of employees during the year was:				
Wages and salaries	**739**	525	**9,158**	5,524
Social security costs	**29**	19	**359**	200
Pension costs	**34**	23	**422**	242
	802	567	**9,939**	5,966

13(a) Particulars of staff	**Year to 31 December 2001**	Year to 31 December 2000
The average number of persons employed by the Group during the year was:		
Life assurance	**14,412**	14,473
Asset management	**5,446**	5,456
Banking	**19,268**	18,862
General insurance	**3,217**	2,617
Other	**99**	58
	42,442	41,466

14 EMPLOYEE BENEFITS

14(a) Employee pension plans

The Group operates a number of pension schemes around the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The assets of these schemes are held in separate trustee administered funds. Pension costs and contributions relating to defined benefit schemes are assessed in accordance with the advice of qualified actuaries. Actuarial advice confirms that the current level of contributions payable to each pension scheme, together with existing assets, are adequate to secure members' benefits over the remaining service lives of participating employees. The schemes are reviewed at least on a triennial basis or in accordance with local practice and regulations. In the intervening years the actuary reviews the continuing appropriateness of the assumptions applied. The actuarial assumptions used to calculate the projected benefit obligations of the Group's pension schemes vary according to the economic conditions of the countries in which they operate.

The last full actuarial valuations of the various schemes were performed between 1 January 2000 and 1 April 2001, and, in accordance with the transitional arrangements of FRS 17, have been updated on an FRS 17 basis by either internal or external actuaries as at 31 December 2001. The major assumptions used in these valuations were:

	South African schemes	UK schemes
Key assumptions at 31 December 2001		
Inflation assumption	6.5-7.0%	1.8-2.5%
Rate of increase in salaries	8.0-8.6%	3.8-4.5%
Rate of increase in pensions in payment	6.5%	1.8-3.0%
Discount rate	11.5-12.1%	5.8-6.0%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Expected long term rate of return		£m	Rm
	South African schemes	UK schemes	Value of assets	Value of assets
The assets in the pension schemes and the expected return on assets at 31 December 2001 were:				
Equities	12.0-13.5%	6.8-7.5%	**93**	**1,621**
Bonds	11.5-12.0%	4.0-5.0%	**39**	**680**
Insurance policies and annuities	11.5%	5.8%	**86**	**1,499**
Cash	9.5%	n/a	**8**	**139**
Properties	12.0%	n/a	**–**	**5**
Total market value of assets			**226**	**3,944**
Present value of liabilities			**(202)**	**(3,521)**
Net surplus			**24**	**423**
Associated deferred tax liability			**(1)**	**(16)**
Net pension surplus			**23**	**407**

When FRS 17 is fully adopted, the entire net pension asset will form part of the Group's profit and loss reserve.

Notes to the Financial Statements for the year ended 31 December 2001 (continued)

14 EMPLOYEE BENEFITS CONTINUED

14(a) Employee pension plans continued

At 31 December 2001, the provision for pension contributions included in other provisions and charges in the Group's balance sheet amounted to £16 million (R279 million) (2000: £9 million (R102 million)). The charges to the technical and non-technical accounts represent the regular pension cost, offset by the investment return on scheme assets, and variations from regular cost arising from the schemes' surplus being amortised on a straight-line basis over the average expected remaining service lives of current employees. An analysis of the charge is presented below.

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Regular cost	**40**	29	**496**	305
Variations from regular cost	**(6)**	(6)	**(74)**	(63)
Profit and loss charge	**34**	23	**422**	242

14(b) Post retirement benefits

Certain Group subsidiary undertakings provide medical and mortgage bond benefits to qualifying employees beyond the date of retirement. The charge and related liability included in the Group's financial statements are presented below.

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Profit and loss charge	**6**	7	**74**	74
Provisions for other risks and charges	**39**	57	**680**	645

14(c) Employee share ownership plans (ESOPs)

The ESOPs currently in use are described in the Remuneration Report on pages 50 to 55 of this document.

Shares held by ESOPs are recognised as fixed assets in the balance sheet and amortised over the vesting period, until such point that they vest unconditionally with the employee.

The number and market value of the Company's ordinary shares held by ESOPs at 31 December 2001 were 98,496,684 (2000: 88,186,786) and £87 million (R1,078 million) (2000: £145 million (R1,640 million)) respectively.

The ESOP trusts have waived their rights to dividends on those shares.

15 TAX ON PROFIT ON ORDINARY ACTIVITIES

15(a) Technical account – long term business

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Overseas tax				
South African tax	**133**	225	**1,648**	2,367
United States tax	**2**	–	**25**	–
Rest of World tax	**(1)**	5	**(12)**	53
	134	230	**1,661**	2,420
Deferred tax	**11**	(113)	**135**	(1,189)
	145	117	**1,796**	1,231

The amounts shown for the year to 31 December 2000 have been restated to disclose deferred tax separately.

15(b) Non-technical account – insurance, asset management and banking business

	£m 2001	£m 2000	Rm 2001	Rm 2000
United Kingdom tax				
UK corporation tax	**64**	123	**793**	1,294
Double tax relief	**(49)**	(104)	**(607)**	(1,094)
	15	19	**186**	200
Overseas tax				
South African tax	**48**	118	**594**	1,241
United States tax	**31**	5	**384**	53
Rest of World tax	**4**	4	**50**	42
Secondary tax on companies (STC)	**23**	32	**285**	338
	106	159	**1,313**	1,674
Deferred tax	**88**	(76)	**1,091**	(800)
Prior period adjustment	**(7)**	31	**(87)**	326
Tax for the year	**202**	133	**2,503**	1,400
Tax attributable to shareholders' profits on long term business	**76**	53	**942**	558
Charge to non-technical account – insurance, asset management and banking activities	**278**	186	**3,445**	1,958
The tax charge is analysed as follows:				
Operating profit	**209**	181	**2,591**	1,905
Short term fluctuations	**55**	–	**683**	–
Investment in Dimension Data Holdings plc	**14**	–	**171**	–
Non-operating gain on restructuring of Dimension Data Holdings plc	**–**	5	**–**	53
Reported tax charge	**278**	186	**3,445**	1,958

15(c) Reconciliation of tax charge

	£m 2001	£m 2000	Rm 2001	Rm 2000
Tax at UK rate of 30.0% (2000: 30.0%) on profit on ordinary activities before tax	**24**	310	**299**	3,262
Untaxed and low taxed income (including tax exempt investment return)	**(118)**	(204)	**(1,462)**	(2,146)
Disallowable expenditure	**377**	16	**4,672**	166
STC	**23**	32	**285**	338
Other	**(28)**	32	**(349)**	338
Reported tax charge	**278**	186	**3,445**	1,958

16 PROFIT FOR THE FINANCIAL YEAR

As permitted by section 230(4) of the Companies Act 1985, no profit and loss account is presented for the parent Company. The Company's loss for the financial year was £94 million (R1,165 million) (2000: £81 million profit (R853 million)).

17 ACQUISITIONS AND DISPOSALS

17(a) Acquisitions

(i) Fidelity & Guaranty Life

With effect from 1 July 2001, the Group acquired 100% of the net assets of Fidelity & Guaranty Life Insurance Company, a US based, fixed annuity and life assurance specialist, for a total consideration of $635 million (£431 million; R5,711 million). This consideration comprised 190,356,631 new 10p ordinary shares valued at £203 million (R2,690 million), cash payments of £219 million (R2,902 million) and additional costs of £9 million (R119 million) directly associated with the acquisition.

As part of the agreement to acquire Fidelity & Guaranty Life, the Group has undertaken to pay additional consideration, either by way of cash or by the issue of shares, if the value of the new shares issued is less than $300 million on 28 September 2002. This additional consideration is subject to a maximum of $40 million. If the value of the new shares is greater than $330 million on 28 September 2002, the seller is obliged to repay the difference. No provision or asset has been recognised in respect of these potential acquisition cost adjustments, which may result in a future adjustment to goodwill.

In accordance with Section 131 of the Companies Act 1985, the premium of £184 million (R2,438 million) arising on the shares issued as consideration has been credited to a merger reserve on consolidation.

The table set out below shows the fair value of the net assets acquired.

			£m	Rm
Fair value table	Book value on acquisition	Fair value adjustments	**Fair value to Group**	**Fair value to Group**
Investments	3,954	(8)	**3,946**	**52,285**
Deferred policy acquisition costs	343	(343)	–	–
Present value of acquired in-force business	–	337	**337**	**4,465**
Other assets	495	(31)	**464**	**6,148**
Technical provisions	(4,074)	(34)	**(4,108)**	**(54,431)**
Other liabilities	(279)	4	**(275)**	**(3,644)**
Net assets acquired	439	(75)	**364**	**4,823**
Consideration satisfied by:				
Cash			**228**	**3,021**
Ordinary shares			**203**	**2,690**
			431	**5,711**
Goodwill arising on acquisition			**67**	**888**

Fair value adjustments

The main adjustments relate to the removal of deferred acquisition costs and the creation of an asset for the present value of in-force business. The initial asset has been determined using actuarial assumptions for the emergence of profits including a rate of return of 10%. The present value of the deferred acquisition cost asset has been subsumed into the present value of in-force business balance.

17 ACQUISITIONS AND DISPOSALS CONTINUED

17(a) Acquisitions continued

(ii) Americom

During March 2001, the Group acquired 100% of the net assets of Unified Life Assurance Company, a life assurance company licensed to do business in 43 states of the USA, for cash consideration of $23 million (£16 million (R181 million)). This operation commenced business in May 2001 and now operates under the name of Americom Life and Annuity Insurance Company.

The fair value of the assets acquired was $12 million (£9 million; R102 million) giving rise to goodwill on acquisition of $11 million (£7 million; R79 million).

(iii) Imperial Bank and Gerrard Private Bank

On 1 January 2001, the Group's 51% owned banking subsidiary, Nedcor Bank Limited, acquired 50.1% of the net assets of Imperial Bank and, on 1 June 2001, it acquired 100% of the net assets of Fleming (Jersey) Limited. During the year Fleming (Jersey) Limited was renamed Gerrard Private Bank Limited. The total consideration of the two purchases was £104 million (R1,182 million).

	£m	Rm
Fair value table	Book and fair value to Group	Book and fair value to Group
Investments	3	34
Other assets	1,002	11,380
Liabilities	(970)	(11,017)
Net assets acquired	35	397
Consideration satisfied by cash:	104	1,182
Goodwill arising on the acquisition of Imperial Bank and Gerrard Private Bank	69	785

(iv) Other additions

Other acquisitions made by Group companies during the year gave rise to additional goodwill of £31 million (R370 million).

The fair values of all net assets acquired are stated on a provisional basis.

17(b) Disposals

US affiliate disposals

In addition to the disposals of Murray Johnstone, Hellman Jordan and Chicago Asset Management Company during 2000, the Group has made further US affiliate disposals in the current year, principally, Pell Rudman. With the exception of Cooke and Bieler Inc., these affiliates were classified as assets held for resale.

Notes to the Financial Statements for the year ended 31 December 2001 (continued)

18 GOODWILL

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
At beginning of year	**2,279**	164	**25,786**	1,629
Additions arising on acquisitions in the period (note 17(a))	**174**	2,162	**2,122**	22,747
Adjustment in respect of prior year acquisitions	**2**	–	**25**	–
Disposals	**(10)**	–	**(174)**	–
Impairment loss	**(500)**	–	**(6,196)**	–
Reversal of Pilgrim Baxter & Associates option cost	**(241)**	–	**(4,200)**	–
Amortisation for the year	**(113)**	(33)	**(1,400)**	(347)
Foreign exchange and other movements	**(11)**	(14)	**11,574**	1,757
At end of year	**1,580**	2,279	**27,537**	25,786
Analysed between				
Life assurance	**76**	–	**1,325**	–
Asset management	**1,412**	2,215	**24,609**	25,062
Banking	**82**	55	**1,429**	622
General insurance	**10**	9	**174**	102
	1,580	2,279	**27,537**	25,786

The impairment loss arose from a review, in accordance with Financial Reporting Standard 11, of the carrying value of the Group's recently acquired UK private client and US asset management businesses. As a result of this exercise, the Group has now reduced the carrying value of its unamortised goodwill by £500 million (R6,196 million), reflecting the impact of declining equity markets.

In accordance with Financial Reporting Standard 7, adjustments have been made to the goodwill of £1,795 million (R19,147 million) that arose on the acquisition in September 2000 of Old Mutual (US) Holdings. The reduction to goodwill of £241 million (R4,200 million), net of tax, reflects the expiry on 31 December 2001 of the Group's option to purchase the remaining revenue share from Pilgrim Baxter.

The increase of £2 million (R25 million) in respect of prior year acquisitions reflects the latest estimate of the consideration paid for the purchase of revenue shares of certain affiliates combined with the effect of disposing of affiliates held for resale at values in excess of the original estimated carrying amount. The ultimate costs of purchasing these revenue shares will remain uncertain as they are dependent upon future events and hence are subject to adjustment in future years.

The goodwill amortisation charge for the period of £132 million (R1,636 million) (2000: £54 million (R568 million)) comprises £113 million (R1,400 million) (2000: £33 million (R347 million)) disclosed above and £19 million (R236 million) (2000: £21 million (R221 million)) included in interests in associated undertakings (note 21).

19 LAND AND BUILDINGS

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Insurance and other assets				
Market value				
At beginning of year	**831**	914	**9,403**	9,081
Net acquisitions	**35**	57	**434**	600
Market value movements	**51**	(8)	**632**	(84)
Foreign exchange and other movements	**(331)**	(132)	**(256)**	(194)
At end of year	**586**	831	**10,213**	9,403
Freehold	**577**	816	**10,056**	9,233
Long and short leasehold	**9**	15	**157**	170
	586	831	**10,213**	9,403
Market value of land and buildings occupied for own use	**73**	116	**1,272**	1,313
Cost				
Freehold	**393**	580	**6,849**	6,563
Long and short leasehold	**11**	–	**192**	–
	404	580	**7,041**	6,563
Cost of land and buildings occupied for own use	**54**	67	**941**	758
Banking				
Book value				
At beginning of year	**102**	89	**1,154**	884
Net acquisitions	**21**	3	**260**	30
Foreign exchange and other movements	**(43)**	10	**(22)**	240
At end of year	**80**	102	**1,392**	1,154
Freehold	**78**	100	**1,357**	1,131
Long and short leasehold	**2**	2	**35**	23
	80	102	**1,392**	1,154
Book value of land and buildings occupied for own use	**80**	97	**1,392**	1,100
Market value				
Freehold	**121**	117	**2,109**	1,327
Long and short leasehold	**2**	2	**35**	26
	123	119	**2,144**	1,353
Market value of land and buildings occupied for own use	**123**	110	**2,144**	1,242

Notes to the Financial Statements for the year ended 31 December 2001 (continued)

20 INSURANCE AND OTHER ASSETS – OTHER FINANCIAL INVESTMENTS

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Market value				
Shares and other variable yield securities and units in unit trusts	**6,641**	9,273	**115,743**	104,922
Debt securities and other fixed income securities	**8,504**	3,929	**148,213**	44,456
Other loans	**412**	308	**7,181**	3,485
Deposits with credit institutions	**1,031**	1,483	**17,969**	16,780
Other investments	**126**	180	**2,195**	2,037
	16,714	15,173	**291,301**	171,680
Included in the above were investments:				
Listed on London Stock Exchange	**1,343**	1,284	**23,407**	14,528
Listed on recognised southern African investment exchanges	**5,821**	9,638	**101,452**	109,052
Listed on other investment exchanges	**702**	18	**12,235**	204
	7,866	10,940	**137,094**	123,784
Cost				
Shares and other variable yield securities and units in unit trusts	**6,823**	6,912	**118,915**	78,208
Debt securities and other fixed income securities	**7,965**	3,732	**138,819**	42,227
Other loans	**398**	296	**6,937**	3,349
Deposits with credit institutions	**959**	1,337	**16,714**	15,128
Other investments	**109**	1	**1,900**	11
	16,254	12,278	**283,285**	138,923
Assets held to cover linked liabilities				
Market value	**4,415**	5,602	**76,947**	63,386
Cost	**2,942**	3,592	**51,275**	40,643

21 INTEREST IN ASSOCIATED UNDERTAKINGS

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
At beginning of year	**207**	179	**2,343**	1,779
Share of associated undertakings' operating profit	**9**	24	**112**	253
Net (disposals)/additions	**(42)**	41	**(520)**	460
Goodwill amortisation	**(19)**	(21)	**(236)**	(221)
Foreign exchange and other movements	**(37)**	(16)	**358**	72
At end of year	**118**	207	**2,057**	2,343

22 BANKING ASSETS

22(a) Treasury bills and other eligible bills	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Investment securities				
Treasury bills and similar securities	**430**	397	**7,494**	4,492
Other eligible bills	**216**	33	**3,765**	373
	646	430	**11,259**	4,865
Other securities	**7**	227	**113**	2,568
	653	657	**11,372**	7,433

The movement in the book value of Treasury bills and other eligible bills held for investment purposes was as follows:

	£m 2001	£m 2000	Rm 2001	Rm 2000
At beginning of year	**430**	644	**4,865**	6,399
Net additions/(disposals)	**371**	(158)	**4,598**	(1,788)
Foreign exchange and other movements	**(155)**	(56)	**1,796**	254
At end of year	**646**	430	**11,259**	4,865

Investment securities are those intended for use on a continuing basis in the activities of the Group and not for dealing purposes. The market value of Treasury bills and other eligible bills at 31 December 2001 was £663 million (R11,559 million).

22(b) Loans and advances to banks	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Remittances in transit	**4**	11	**70**	124
Other/loans to other banks	**645**	1,207	**11,243**	13,657
Total loans and advances to banks	**649**	1,218	**11,313**	13,781

All loans and advances to banks are repayable on demand.

22(c) Loans and advances to customers	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Advances secured on residential properties	**2,321**	3,213	**40,452**	36,354
Leases and instalment debtors	**1,003**	1,094	**17,481**	12,378
Factoring accounts	**21**	31	**366**	351
Preference shares and debentures	**262**	332	**4,566**	3,757
Other loans and overdrafts	**4,329**	6,933	**75,448**	78,446
Loans granted under resale agreements	**–**	75	**–**	849
Other	**157**	87	**2,730**	983
Total loans and advances before provisions (note 22(e))	**8,093**	11,765	**141,043**	133,118
Provision for bad and doubtful debts (note 22(d),(e))	**(296)**	(361)	**(5,159)**	(4,085)
Loans and advances to customers after provisions	**7,797**	11,404	**135,884**	129,033
Maturity profile				
Repayable on demand or at short notice	**1,668**	1,537	**29,071**	17,391
Three months or less but not repayable on demand or at short notice	**5**	2,834	**87**	32,066
One year or less but over three months	**428**	1,026	**7,459**	11,609
Five years or less but over one year	**3,474**	5,198	**60,541**	58,814
Over five years	**2,518**	1,170	**43,885**	13,238
Provision for bad and doubtful debts	**(296)**	(361)	**(5,159)**	(4,085)
Loans and advances to customers after provisions	**7,797**	11,404	**135,884**	129,033

22 BANKING ASSETS CONTINUED

22(d) Loans and advances to customers – provision for bad and doubtful debts	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Non-performing loans				
Value of non-performing loans before specific provisions	**400**	515	**6,971**	5,832
Specific provisions	**(201)**	(272)	**(3,503)**	(3,079)
Value of non-performing loans after specific provisions	**199**	243	**3,468**	2,753
Specific provisions				
At beginning of year	**272**	182	**3,079**	1,804
Charge to profit and loss account	**63**	82	**781**	862
Amounts written off in year	**(121)**	(71)	**(1,499)**	(745)
Recoveries of advances written off in previous years	**22**	9	**273**	91
Foreign exchange and other movements	**(35)**	70	**869**	1,067
At end of year	**201**	272	**3,503**	3,079
General provisions				
At beginning of year	**89**	103	**1,006**	1,028
Charge to profit and loss account	**55**	5	**682**	50
Foreign exchange and other movements	**(49)**	(19)	**(32)**	(72)
At end of year	**95**	89	**1,656**	1,006
Total provision for bad and doubtful debts	**296**	361	**5,159**	4,085

22(e) Loans and advances to customers – concentrations of exposure	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Loans and advances before provisions				
Individuals	**3,443**	4,041	**60,007**	45,723
Manufacturing	**694**	1,438	**12,095**	16,270
Financial services, insurance and real estate	**1,575**	3,647	**27,450**	41,265
Other	**2,381**	2,639	**41,491**	29,860
Loans and advances to customers before provisions	**8,093**	11,765	**141,043**	133,118
Specific provisions				
Individuals	**49**	98	**854**	1,114
Manufacturing	**7**	15	**122**	174
Financial services, insurance and real estate	**20**	31	**349**	348
Other	**125**	128	**2,178**	1,443
Specific provisions against loans and other advances to customers	**201**	272	**3,503**	3,079

22 BANKING ASSETS CONTINUED

22(f) Debt securities	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Book value				
Investment securities				
Government securities	**573**	393	**10,001**	4,447
Other public sector securities	**66**	–	**1,149**	–
	639	393	**11,150**	4,447
Other securities				
Government securities	**69**	140	**1,203**	1,584
Other public sector securities	**16**	391	**279**	4,424
Private sector securities	**1**	–	**16**	–
	86	531	**1,498**	6,008
	725	924	**12,648**	10,455

The market value of debt securities at 31 December 2001 was £728 million (R12,692 million).

	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Maturity profile – book value				
Due within one year	**133**	348	**2,318**	3,938
Due one year and over	**592**	576	**10,330**	6,517
	725	924	**12,648**	10,455
Investment securities analysed by listing status				
Listed on recognised southern African investment exchanges	**622**	385	**10,854**	4,356
Unlisted	**17**	8	**296**	91
	639	393	**11,150**	4,447

All other debt securities are listed on recognised southern African investment exchanges.

The movement in the book value of debt securities held for investment purposes was as follows:	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
At beginning of year	**393**	293	**4,447**	2,909
Additions	**660**	153	**8,179**	1,731
Disposals	**(364)**	(19)	**(4,511)**	(215)
Foreign exchange movements	**(50)**	(34)	**3,035**	22
At end of year	**639**	393	**11,150**	4,447

Notes to the Financial Statements
for the year ended 31 December 2001 (continued)

22 BANKING ASSETS CONTINUED

22(g) Equity securities	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Book value				
Investment securities				
Listed on London Stock Exchange	**86**	464	**1,499**	5,250
Listed on recognised southern African investment exchanges	**23**	50	**400**	566
Unlisted	**116**	110	**2,022**	1,245
	225	624	**3,921**	7,061
Market value				
Investment securities				
Listed on London Stock Exchange	**86**	464	**1,499**	5,250
Listed on recognised southern African investment exchanges	**25**	52	**436**	588
Unlisted	**121**	287	**2,109**	3,247
	232	803	**4,044**	9,085
The movement in the book value of equity securities held for investment purposes was as follows:				
At beginning of year	**624**	145	**7,061**	1,441
Net (disposals)/additions	**(254)**	534	**(3,148)**	6,043
Foreign exchange and other movements	**(145)**	(55)	**8**	(423)
At end of year	**225**	624	**3,921**	7,061

23 DEBTORS

23(a) Debtors arising from direct insurance operations	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Amounts owed by policyholders	**23**	52	**401**	588
Amounts owed by intermediaries	**36**	29	**627**	328
Outstanding securities realised	**32**	66	**558**	747
Other	**56**	121	**976**	1,369
	147	268	**2,562**	3,032

23(b) Other debtors	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Outstanding securities realised	**138**	186	**2,405**	2,105
Tax recoverable	**4**	1	**70**	11
Secured stock borrowing	**5,817**	2,308	**101,388**	26,114
Securities purchased under agreements to resell	**645**	60	**11,236**	679
Other	**1,420**	1,061	**24,748**	12,005
	8,024	3,616	**139,847**	40,914

24 OTHER ASSETS

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Insurance and other				
Deferred tax asset (note 24(a))	**278**	320	**4,845**	3,621
Other	**115**	109	**2,004**	1,233
	393	429	**6,849**	4,854
Banking				
Customer indebtedness for acceptances	**56**	76	**976**	860
Securities purchased under agreements to resell	**–**	459	**–**	5,193
Deferred tax asset	**5**	–	**87**	–
Other	**1**	12	**17**	136
	62	547	**1,080**	6,189

24(a) Deferred tax asset	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
At beginning of year	**320**	–	**3,621**	–
Acquisition of subsidiaries	**106**	236	**1,314**	2,526
Charge for the year	**17**	74	**210**	775
Utilised during the year	**(51)**	(10)	**(632)**	(113)
Foreign exchange and other movements	**(114)**	20	**332**	433
At end of year	**278**	320	**4,845**	3,621

The deferred tax asset comprises:

Insurance funds	**29**	34	**505**	385
Unrelieved tax losses	**6**	22	**105**	249
Accelerated capital allowances	**109**	109	**1,900**	1,233
Short term timing differences	**1**	11	**17**	124
Other timing differences	**133**	144	**2,318**	1,630
	278	320	**4,845**	3,621

24(b) Deferred tax asset – unrecognised	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Insurance funds	**–**	56	**–**	634
Unrelieved tax losses	**35**	4	**610**	45
Accelerated capital allowances	**3**	1	**52**	11
Short term timing differences	**14**	3	**244**	34
Other timing differences	**–**	(1)	**–**	(11)
	52	63	**906**	713

25 PRESENT VALUE OF ACQUIRED IN-FORCE BUSINESS

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Cost				
At beginning of year	–	–	–	–
Arising on acquisition of Fidelity & Guaranty Life	337	–	4,465	–
Foreign exchange and other movements	4	–	1,484	–
At end of year	341	–	5,949	–
Amortisation				
At beginning of year	–	–	–	–
Amortisation for the year	(15)	–	(186)	–
Foreign exchange and other movements	(1)	–	(99)	–
	(16)	–	(285)	–
Net book value	325	–	5,664	–

The amortisation charge for the year of £15 million (R186 million) is stated net of the unwind of the discount rate used to calculate the asset.

26 DEFERRED ACQUISITION COSTS

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Cost				
At beginning of year	–	–	–	–
Arising on policies written during the year	61	–	820	–
Foreign exchange and other movements	5	–	327	–
At end of year	66	–	1,147	–
Amortisation				
At beginning of year	–	–	–	–
Amortisation for the year	(1)	–	(12)	–
Foreign exchange and other movements	1	–	15	–
	–	–	3	–
Net book value	66	–	1,150	–

27 TANGIBLE FIXED ASSETS

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Insurance and other assets				
Computer and other equipment, fixtures and vehicles				
Cost				
At beginning of year	**209**	135	**2,365**	1,341
Additions	**65**	38	**805**	430
Acquisitions	**3**	60	**37**	679
Disposals	**(52)**	(25)	**(644)**	(283)
Foreign exchange and other movements	**(40)**	1	**661**	198
At end of year	**185**	209	**3,224**	2,365
Accumulated depreciation				
At beginning of year	**(108)**	(77)	**(1,222)**	(765)
Charge for year	**(41)**	(20)	**(508)**	(226)
Acquisitions	**–**	(24)	**–**	(272)
Disposals	**38**	13	**471**	147
Foreign exchange and other movements	**28**	–	**(187)**	(106)
At end of year	**(83)**	(108)	**(1,446)**	(1,222)
Net book value				
At end of year	**102**	101	**1,778**	1,143
Banking				
Computer and other equipment, fixtures and vehicles				
Cost				
At beginning of year	**225**	202	**2,546**	1,978
Additions	**81**	57	**1,004**	645
Acquisitions	**–**	12	**–**	136
Disposals	**(24)**	(15)	**(297)**	(170)
Foreign exchange and other movements	**(77)**	(31)	**320**	(43)
At end of year	**205**	225	**3,573**	2,546
Accumulated depreciation				
At beginning of year	**(132)**	(104)	**(1,494)**	(1,004)
Charge for year	**(32)**	(47)	**(397)**	(532)
Acquisitions	**–**	(9)	**–**	(102)
Disposals	**22**	10	**273**	113
Foreign exchange and other movements	**48**	18	**(20)**	31
At end of year	**(94)**	(132)	**(1,638)**	(1,494)
Net book value				
At end of year	**111**	93	**1,935**	1,052

28 EQUITY SHAREHOLDERS' FUNDS

	£m	
	At 31 December 2001	At 31 December 2000
Authorised		
6,000,000,000 ordinary shares of 10p each	**600**	600

The movement in consolidated equity shareholders' funds for the year is shown below.

Allotted, called up and fully paid 3,744 million shares of 10p each	Number of shares m	Share capital	Share premium	Merger reserve	Profit and loss	Total £m
Year to 31 December 2001						
Opening equity shareholders' funds	**3,551**	**355**	**511**	**–**	**2,752**	**3,618**
Shares issued to St Paul Fire & Marine Insurance Company on acquisition of Fidelity & Guaranty Life Insurance Company	**190**	**19**	**–**	**184**	**–**	**203**
Shares issued under option schemes	**3**	**–**	**5**	**–**	**–**	**5**
Retained profit for the financial year	**–**	**–**	**–**	**–**	**(395)**	**(395)**
Amounts taken directly to reserves	**–**	**–**	**–**	**–**	**3**	**3**
Foreign exchange and other movements	**–**	**–**	**–**	**–**	**(964)**	**(964)**
Closing equity shareholders' funds	**3,744**	**374**	**516**	**184**	**1,396**	**2,470**
Year to 31 December 2000						
Opening equity shareholders' funds	3,444	344	868	–	2,301	3,513
Issue of shares for re-equitisation of Pilgrim Baxter & Associates and employee share ownership schemes	107	11	142	–	–	153
Transfer between reserves	–	–	(500)	–	500	–
Retained profit for the financial year	–	–	–	–	343	343
Amounts taken directly to reserves	–	–	–	–	24	24
Foreign exchange and other movements	–	–	1	–	(416)	(415)
Closing equity shareholders' funds	3,551	355	511	–	2,752	3,618

28 EQUITY SHAREHOLDERS' FUNDS CONTINUED

	Number of shares m	Share capital	Share premium	Merger reserve	Profit and loss	Total
						Rm
Year to 31 December 2001						
Opening equity shareholders' funds	**3,551**	**4,017**	**5,782**	**–**	**31,138**	**40,937**
Shares issued to St. Paul Fire & Marine Insurance Company on acquisition of Fidelity and Guaranty Life Insurance Company	**190**	**252**	**–**	**2,438**	**–**	**2,690**
Shares issued under option schemes	**3**	**–**	**61**	**–**	**–**	**61**
Retained loss for the financial year	**–**	**–**	**–**	**–**	**(5,377)**	**(5,377)**
Amounts taken directly to reserves	**–**	**–**	**–**	**–**	**37**	**37**
Foreign exchange and other movements	**–**	**2,248**	**3,150**	**767**	**(1,468)**	**4,697**
Closing equity shareholders' funds	**3,744**	**6,517**	**8,993**	**3,205**	**24,330**	**43,045**
Year to 31 December 2000						
Opening equity shareholders' funds	3,444	3,418	8,625	–	22,864	34,907
Issue of shares for re-equitisation of Pilgrim Baxter & Associates and employee share ownership schemes	107	122	1,569	–	–	1,691
Transfer between reserves	–	–	(5,261)	–	5,261	–
Retained profit for the financial year	–	–	–	–	3,609	3,609
Amounts taken directly to reserves	–	–	–	–	253	253
Foreign exchange and other movements	–	477	849	–	(849)	477
Closing equity shareholders' funds	3,551	4,017	5,782	–	31,138	40,937

Total non-distributable reserves at 31 December 2001 were £1,114 million (R19,413 million) (2000: £888 million (R10,048 million)).

All ordinary shares in issue carry the same right to receive dividends and other distributions paid by the Company, except for certain shares held by Employee Share Ownership Plans where dividends have been waived.

On 28 September 2001, Old Mutual plc issued 190 million new ordinary shares valued at £203 million (R2,690 million). These shares were used to satisfy in part the purchase consideration of £431 million for Fidelity & Guaranty Life (see note 17(a)). The premium of £184 million (R2,438 million) on these shares has been credited to a merger reserve on consolidation in accordance with Section 131 of the Companies Act 1985. This amount has been deducted from investments in group undertakings in the individual company accounts of Old Mutual plc.

On demutualisation, the Company issued free shares to the existing members of the original society and in addition, issued 37 million free shares to a nominee company, incorporated in South Africa, where they were held in trust pending their use in correcting any errors made when allocating free shares to qualifying members. Under the terms of the demutualisation agreement if, on the expiry of a period of 18 months after demutualisation, any free shares issued to the nominee company remained in trust, having not been allocated to qualifying members, they were sold in the market and the proceeds paid to Old Mutual plc.

In accordance with the Scheme of Demutualisation 25 million shares were sold in 2000. Certain allocations were still in the process of being finalised, and the Company considered it appropriate to sell some of the remaining shares during 2001. As these proceeds represent external funds passing to the Company, they are treated as distributable reserves and reflected as a movement in reserves.

29 COMPANY RESERVES – PROFIT AND LOSS ACCOUNT

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
At beginning of year	**660**	55	**7,468**	547
Transfer from share premium account	**–**	500	**–**	5,261
Amounts taken directly to reserves	**3**	24	**37**	253
Retained (loss)/profit for the year	**(160)**	81	**(1,983)**	853
Foreign exchange movement	**29**	–	**3,753**	554
At end of year	**532**	660	**9,275**	7,468

Distributable reserves of the Company at 31 December 2001 were £532 million (R9,275 million) (2000: £660 million (R7,468 million)).

30 MINORITY INTERESTS

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
At beginning of year	**1,013**	857	**11,458**	8,515
Minority interests' share of profit net of dividends paid	**(56)**	276	**(694)**	2,904
Net (disposal)/acquisition of interests	**(38)**	3	**(471)**	32
Foreign exchange and other movements	**(354)**	(123)	**(446)**	7
At end of year	**565**	1,013	**9,847**	11,458

31 SUBORDINATED LIABILITIES

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Insurance and other liabilities				
Subordinated debt instruments are repayable:				
Less than two years	**4**	19	**69**	215
Between two and five years	**18**	18	**314**	204
Over five years	**–**	2	**–**	23
	22	39	**383**	442
The insurance and other subordinated debt instruments of the Group are as follows:				
Subordinated liabilities repaid during 2001	**–**	17	**–**	193
£1.0m repayable 31 July 2002 (base rate plus 2.0%)	**1**	1	**17**	11
$2.5m repayable during 2002 (5.5% – 7.0%)	**2**	2	**35**	23
£0.8m repayable 31 July 2003 (base rate plus 2.0%)	**1**	1	**17**	11
$27.1m repayable during 2004 (6.0%)	**18**	18	**314**	204
	22	39	**383**	442

31 SUBORDINATED LIABILITIES CONTINUED

	£m		Rm	
	At 31 December 2001	At 31 December 2000	At 31 December 2001	At 31 December 2000
Banking				
Subordinated debt instruments are repayable:				
Less than two years	**62**	14	**1,066**	158
Between two and five years	**–**	12	**–**	136
Over five years	**158**	39	**2,763**	441
	220	65	**3,829**	735
The banking subordinated debt instruments of the Group are as follows:				
R80m repaid 15 May 2001	**–**	7	**–**	80
R850m repayable 12 March 2002 – acquired during the year (16.0%)	**49**	–	**850**	–
R80m repayable 15 May 2002 (14.0%)	**5**	7	**80**	79
R140m repayable 15 May 2003 (14.0%)	**8**	12	**140**	137
$40m repayable 17 April 2008 (5.0%)	**28**	27	**478**	301
$18m repayable 31 August 2009 (5.0%)	**12**	12	**216**	136
R2,063m repayable 20 September 2011 – issued during the year (11.3%)	**118**	–	**2,063**	–
R1.6m repayable 30 November 2029 (16.0%)	**–**	–	**2**	2
	220	65	**3,829**	735

Nedcor Bank Limited has the option to elect for redemption of the R2,063 million debt listed above on 20 September 2006, subject to regulatory consent.

32 TECHNICAL PROVISIONS

	£m			Rm		
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
At 31 December 2001						
Long term business technical provision	**14,154**	**(421)**	**13,733**	**246,684**	**(7,337)**	**239,347**
Claims outstanding – long term business	**156**	**(11)**	**145**	**2,719**	**(192)**	**2,527**
Claims outstanding – general business	**116**	**(22)**	**94**	**2,022**	**(383)**	**1,639**
Provision for unearned premiums	**54**	**(9)**	**45**	**941**	**(157)**	**784**
	14,480	**(463)**	**14,017**	**252,366**	**(8,069)**	**244,297**
At 31 December 2000						
Long term business technical provision	13,048	(118)	12,930	147,636	(1,335)	146,301
Claims outstanding – long term business	169	–	169	1,912	–	1,912
Claims outstanding – general business	154	(19)	135	1,742	(215)	1,527
Provision for unearned premiums	62	(7)	55	702	(79)	623
	13,433	(144)	13,289	151,992	(1,629)	150,363

South Africa
Valuation methods and assumptions

The valuation was performed using the "Financial Soundness Valuation" method, in keeping with the applicable professional guidance notes issued by the Actuarial Society of South Africa ("ASSA"). This means that the assumptions used for valuing liabilities are based on realistic expectations of future experience, plus prescribed margins for prudence and further "second-tier" margins to ensure that profits are released appropriately over the term of each policy. The assets and liabilities have been valued on bases that are consistent with each other.

Where applicable, allowance has been made for bonuses already declared, as well as future bonuses still to be declared at rates consistent with the assumed valuation interest rates. These bonuses include both vested bonuses and non-vested (terminal) bonuses.

The valuation is particularly sensitive to the rate of interest used to discount the liabilities, assumed future mortality experience of policyholders and the level of assumed second-tier margins.

32 TECHNICAL PROVISIONS CONTINUED

The principal assumptions used at 31 December 2001 and 31 December 2000 for the life business are set out below.

	Rates of interest (gross of tax and charges)	Mortality tables used
Non-profit annuities	Discounted on appropriate spot yield curve	RMV92 with CMI improvements (adjusted for own experience)
With-profit annuities	Interest rate on which premiums were based	PA90 rated down 1 year (adjusted for own experience)
Assurances	14.0 per cent per annum for all years	Table derived from own experience with allowance for increasing AIDS claims

The gross interest rates were reduced as follows, where applicable:

- to allow for tax;
- to allow for the minimum margin of 0.25 per cent per annum, as prescribed by ASSA; and
- in the case of smoothed bonus business, by an additional margin equal to the excess over the 0.25 per cent of the capital charges applicable to the business. This second-tier margin is incorporated to ensure that the value of capital charges emerge as profit over the full duration of the policy.

For assurances, the above underlying mortality rates were further increased by the prescribed ASSA margin of 7.5 per cent. For annuities, the mortality rates were reduced by the prescribed ASSA margin of 7.5 per cent.

Renewal expenses

Renewal expense assumptions (including renewal commissions) have been based on recent experience inflating at 11 per cent per annum.

In terms of the prescribed ASSA margins, the underlying expense assumption was increased by 10 per cent, and the expense inflation assumption was increased to 12.1 per cent.

Surrenders/lapses

Where appropriate, allowance has been made for surrenders and lapses at rates consistent with past experience.

The underlying lapse rates were then increased by the prescribed ASSA margin of 25 per cent. Surrender rates were increased or decreased by the prescribed ASSA margin of 10 per cent, depending on which alternative gave rise to an increase in liabilities.

United States

Valuation methods and assumptions

The valuation was performed using the applicable standards for US GAAP products in keeping with the applicable professional guidance notes issued by the American Academy of Actuaries. This means that the assumptions used for valuing liabilities are based on realistic expectations of future experience to ensure that profits are released appropriately over the term of each policy. The assets and liabilities have been valued on bases that are consistent with each other.

The valuation is particularly sensitive to the rate of interest used to discount the liabilities, assumed future mortality experience of policyholders, assumed policyholder lapse experience and expected reinvestment rates on the asset portfolio.

The principal assumptions used at 31 December 2001 for the life business are set out below.

	Rates of interest (gross of tax and charges)	Mortality tables used
All products	7.28 per cent per annum	75-80 SU Table with appropriate modifiers

The gross interest rates were reduced for investment default assumptions and investment expenses.

32 TECHNICAL PROVISIONS CONTINUED

Renewal expenses
Renewal expense assumptions (including renewal commissions) have been based on projected costs with an assumed inflation rate of 3 per cent.

Surrenders/lapses
Where appropriate, allowance has been made for surrenders and lapses at rates based on company and industry experience.

Outside South Africa and United States
Valuation method and assumptions
Technical provisions have been calculated using generally accepted actuarial methods for the territory in question, and using interest rates and actuarial tables appropriate to the territory in question.

33 INSURANCE – PROVISIONS FOR OTHER RISKS AND CHARGES

	£m				Rm			
	Provision for deferred tax (note 33(a))	Provision for pension and other retirement obligations	Other provisions	Total	Provision for deferred tax (note 33(a))	Provision for pension and other retirement obligations	Other provisions	Total
Group								
Year to 31 December 2001								
At beginning of year	**5**	**66**	**149**	**220**	**57**	**747**	**1,686**	**2,490**
Acquisition of subsidiaries	**113**	**–**	**1**	**114**	**1,400**	**–**	**12**	**1,412**
Charge to the profit and loss account	**38**	**23**	**6**	**67**	**471**	**285**	**74**	**830**
Utilised during the year	**–**	**(9)**	**(23)**	**(32)**	**–**	**(112)**	**(285)**	**(397)**
Released during the year	**–**	**–**	**(4)**	**(4)**	**–**	**–**	**(50)**	**(50)**
Foreign exchange and other movements	**(3)**	**(25)**	**4**	**(24)**	**739**	**39**	**881**	**1,659**
At end of year	**153**	**55**	**133**	**341**	**2,667**	**959**	**2,318**	**5,944**
Year to 31 December 2000								
At beginning of year	58	74	185	317	576	732	1,842	3,150
Acquisition of subsidiaries	–	–	5	5	–	–	53	53
Charge to the profit and loss account	(49)	30	13	(6)	(516)	316	137	(63)
Utilised during the year	–	(13)	(14)	(27)	–	(137)	(147)	(284)
Released during the year	–	–	(9)	(9)	–	–	(95)	(95)
Foreign exchange and other movements	(4)	(25)	(31)	(60)	(3)	(164)	(104)	(271)
At end of year	5	66	149	220	57	747	1,686	2,490

The provision for pension and other retirement obligations relates to £16 million (R279 million) (2000: £9 million; R102 million) for pension contributions referred to in note 14(a) and £39 million (R680 million) (2000: £57 million; R645 million) for post retirement benefits referred to in note 14(b).

Other provisions primarily relate to provisions for impairment of various overseas life operations within the Group and onerous property leases.

Company
During the year the Company raised a provision of £8 million (R140 million) for onerous leases.

33 INSURANCE – PROVISIONS FOR OTHER RISKS AND CHARGES CONTINUED

33(a) Deferred tax liability	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
The deferred tax liability comprises:				
Deferred acquisition costs	**119**	–	**2,074**	–
Other short term timing differences	**34**	5	**593**	57
	153	5	**2,667**	57

Unprovided deferred tax at 31 December 2001 was £nil (Rnil) (2000: nil).

34 CREDITORS

34(a) Creditors arising from direct insurance operations	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Amounts owed to policyholders	**53**	55	**924**	622
Amounts owed to intermediaries	**11**	9	**192**	102
Outstanding securities purchased	**86**	53	**1,499**	600
Other	**251**	158	**4,374**	1,788
	401	275	**6,989**	3,112

34(b) Other creditors including tax and social security	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Falling due within one year				
Current tax	**119**	257	**2,074**	2,908
Dividend payable	**113**	108	**1,839**	1,222
Secured stock lending	**4,301**	2,880	**74,923**	32,587
Securities sold under agreements to resell	**1,355**	162	**23,653**	1,833
Secured deposits	**2,242**	73	**39,075**	826
Other creditors	**1,946**	1,865	**34,047**	21,102
	10,076	5,345	**175,611**	60,478
Falling due after one year				
Other creditors	**2**	22	**35**	249
	10,078	5,367	**175,646**	60,727

35 AMOUNTS OWED TO CREDIT INSTITUTIONS

	£m		Rm	
	General business and shareholders	Company	General business and shareholders	Company
At 31 December 2001				
Bank overdrafts repayable on demand	**1**	**–**	**17**	**–**
Bank and other loans				
Repayable within one year				
Syndicated revolving credit facilities	**294**	**294**	**5,124**	**5,124**
Floating rate notes	**74**	**58**	**1,289**	**1,011**
Commercial paper	**112**	**112**	**1,952**	**1,952**
Other	**4**	**–**	**70**	**–**
	484	**464**	**8,435**	**8,087**
Repayable between one and two years				
Term loans	**30**	**30**	**523**	**523**
Repayable between two and five years				
Syndicated revolving credit facilities	**376**	**376**	**6,553**	**6,553**
Term loans	**6**	**–**	**105**	**–**
	382	**376**	**6,658**	**6,553**
	897	**870**	**15,633**	**15,163**

	£m		Rm	
	General business and shareholders	Company	General business and shareholders	Company
At 31 December 2000				
Bank overdrafts	22	–	249	–
Bank loans	544	551	6,156	6,234
Other loans	658	92	7,445	1,041
	1,224	643	13,850	7,275
Repayable				
Within one year	332	29	3,757	328
Between one and two years	565	561	6,393	6,347
Between two and five years	327	53	3,700	600
	1,224	643	13,850	7,275

All amounts owed to credit institutions bear interest at variable rates determined in accordance with prevailing market rates at the time of drawing or rollover.

The Revolving Credit Facilities of £300 million (amount drawn down at 31 December 2001: £294 million (R5,124 million)) and £900 million (amount drawn down at 31 December 2001: £376 million (R6,553 million) are repayable on 18 August 2002 and 13 July 2006 respectively.

Included within floating rate notes is a $20 million note repayable on 30 April 2003, and a £58 million note repayable on 31 December 2010 with the holders having the option to elect for early redemption every six months.

The term loans of £30 million (R523 million) and £6 million (R105 million) are repayable on 30 April 2003 and 30 May 2005 respectively.

Commercial paper is issued under a £300 million Euro commercial paper programme for periods of up to 12 months.

35 AMOUNTS OWED TO CREDIT INSTITUTIONS CONTINUED

35(a) Convertible loan stock

On 2 May 2001 Old Mutual Finance (Cayman Islands) Limited, a 100% owned subsidiary of the Group, issued US$650 million 3.625 per cent Convertible Bonds, which are guaranteed by and convertible into the ordinary shares of Old Mutual plc at a conversion price of 190p per share at an exchange rate of one US dollar to 69.52p Sterling. The bonds are repayable on 2 May 2005 with the bond holders having the option to elect for redemption on 2 May 2003.

The proceeds of the issue were used to repay senior debt which had previously financed the acquisition of Old Mutual (US) Holdings. The year end balance of £439 million (R7,651 million) includes £8 million (R139 million) of unamortised issue costs.

36 DEPOSITS BY BANKS

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Items in the course of transmission to other banks	**18**	22	**314**	249
Secured deposits	**–**	724	**–**	8,192
Other deposits	**1,844**	1,127	**32,140**	12,752
	1,862	1,873	**32,454**	21,193

All deposits by banks are repayable on demand.

37 CUSTOMER ACCOUNTS, MATURITY PROFILE

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Repayable on demand	**3,612**	2,462	**62,952**	27,857
With agreed maturity dates or years of notice, by remaining maturity, of:				
Three months or less but not repayable on demand	**900**	5,201	**15,686**	58,848
One year or less but over three months	**1,439**	2,283	**25,080**	25,832
Five years or less but over one year	**665**	646	**11,590**	7,309
Over five years	**186**	145	**3,242**	1,641
	6,802	10,737	**118,550**	121,487

38 DEBT SECURITIES IN ISSUE

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Bonds and medium term notes (note 38(a))	**881**	1,213	**15,353**	13,725
Other debt securities in issue	**105**	204	**1,830**	2,308
	986	1,417	**17,183**	16,033

	£m		Rm	
38(a) Bonds and medium term notes, maturity profile	**At 31 December 2001**	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Repayable:				
Within one year	**822**	1,162	**14,325**	13,148
Between one and two years	**44**	13	**767**	147
Between two and five years	**15**	38	**261**	430
	881	1,213	**15,353**	13,725

All other debt securities in issue are repayable within one year.

39 BANKING – OTHER LIABILITIES

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Trade creditors	**256**	216	**4,459**	2,444
Other liabilities falling due within one year (note 39(a))	**245**	979	**4,270**	11,077
	501	1,195	**8,729**	13,521

	£m		Rm	
39(a) Other banking liabilities – falling due within one year	**At 31 December 2001**	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Current taxation	**6**	6	**105**	68
Securities sold under agreements to resell	**–**	384	**–**	4,345
Liabilities under acceptances	**56**	76	**976**	860
Other liabilities, including accrued interest	**183**	513	**3,189**	5,804
	245	979	**4,270**	11,077

40 BANKING – PROVISION FOR LIABILITIES AND CHARGES

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Provision for deferred taxation (note 40(a))	**80**	86	**1,401**	977
Other provisions	**4**	28	**70**	313
	84	114	**1,471**	1,290

	£m		Rm	
40(a) Deferred tax – banking	**At 31 December 2001**	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
At beginning of year	**86**	72	**977**	712
Charge to profit and loss account	**52**	47	**644**	491
Foreign exchange and other movements	**(58)**	(33)	**(220)**	(226)
At end of year	**80**	86	**1,401**	977
Comprising				
Short term timing differences	**(31)**	(44)	**(541)**	(490)
Leasing transactions	**118**	146	**2,064**	1,648
Unrelieved tax losses	**(7)**	(16)	**(122)**	(181)
	80	86	**1,401**	977

	£m		Rm	
40(b) Deferred tax – banking, unrecognised	**At 31 December 2001**	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Unrelieved tax losses	**–**	4	**–**	45
Other	**–**	1	**–**	11
	–	5	**–**	56

41 INVESTMENTS – COMPANY

	£m			Rm		
	Shares in subsidiaries	Loans to subsidiaries	**Total**	Shares in subsidiaries	Loans to subsidiaries	Total
Year to 31 December 2001						
At beginning of year	**1,281**	**1,227**	**2,508**	**14,494**	**13,883**	**28,377**
Acquisitions	**329**	**–**	**329**	**4,077**	**–**	**4,077**
Disposals	**(15)**	**–**	**(15)**	**(186)**	**–**	**(186)**
Net amount advanced during year	**–**	**334**	**334**	**–**	**4,139**	**4,139**
Foreign exchange movements	**–**	**–**	**–**	**9,413**	**9,184**	**18,597**
At end of year	**1,595**	**1,561**	**3,156**	**27,798**	**27,206**	**55,004**
Year to 31 December 2000						
At beginning of year	679	264	943	6,747	2,623	9,370
Acquisitions	602	–	602	6,334	–	6,334
Net amount advanced during year	–	963	963	–	10,132	10,132
Foreign exchange movements	–	–	–	1,413	1,128	2,541
At end of year	1,281	1,227	2,508	14,494	13,883	28,377

The Company's principal subsidiaries at 31 December 2001 are set out in note 42.

42 PRINCIPAL GROUP UNDERTAKINGS

The principal Group undertakings whose results are included in the consolidated financial statements (all of which are held indirectly by the Company and all shares of which are ordinary shares) are:

Name	Nature of business	Percentage holding (1)	Country of incorporation	Year end
Acadian Asset Management, Inc.	Asset management	100	Massachusetts, United States of America	31 December
Analytic Investors, Inc.	Asset management	100	California, United States of America	31 December
Barrow, Hanley, Mewhinney & Strauss, Inc.	Asset management	100	Nevada, United States of America	31 December
Clay Finlay, Inc.	Asset management	100	New York, United States of America	31 December
Dwight Asset Management Company	Asset management	100	Delaware, United States of America	31 December
First Pacific Advisors, Inc.	Asset management	100	Massachusetts, United States of America	31 December
NWQ Investment Management Company	Asset management	100	Massachusetts, United States of America	31 December
Old Mutual Asset Managers (Bermuda) Ltd	Asset management	100	Bermuda	31 December
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Asset management	100	South Africa	31 December
Old Mutual Asset Managers (UK) Ltd	Asset management	100	England and Wales	31 December
Pilgrim Baxter & Associates Ltd	Asset management	100	Delaware, United States of America	31 December
Provident Investment Counsel, Inc.	Asset management	100	Massachusetts, United States of America	31 December
Galaxy Portfolio Services Ltd	Financial services	100	South Africa	31 December
GNI Fund Management Ltd	Financial services	100	England and Wales	31 December
GNI Ltd	Financial services	100	England and Wales	31 December
Old Mutual Group Ltd	Financial services	100	Bermuda	31 December
Old Mutual Securities Ltd	Financial services	100	England and Wales	31 December
Old Mutual Specialised Finance (Pty) Ltd	Financial services	100	South Africa	31 December
Old Mutual Healthcare (Pty) Ltd	Health insurance	100	South Africa	31 December
Old Mutual Health Insurance Ltd	Health insurance	100	South Africa	31 December
Old Mutual Financial Services (UK) plc	Holding company	100	England and Wales	31 December
Old Mutual (South Africa) Ltd	Holding company	100	South Africa	31 December
Old Mutual (US) Holdings Inc.	Holding company	100	Delaware, United States of America	31 December
Old Mutual US Life Holdings, Inc.	Holding company	100	Delaware, United States of America	31 December
Ashtree Investments Ltd	Investment holding	100	South Africa	31 December
OM Portfolio Holdings (South Africa) (Pty) Ltd	Investment holding	100	South Africa	31 December
Rodina Investments Ltd	Investment holding	100	South Africa	31 December
Americom Life & Annuity Insurance Company	Life assurance	100	Texas, United States of America	31 December
Fidelity & Guaranty Life Insurance Company	Life assurance	100	Maryland, United States of America	31 December
Old Mutual International (Guernsey) Ltd	Life assurance	100	Guernsey	31 December

42 PRINCIPAL GROUP UNDERTAKINGS CONTINUED

Name	Nature of business	Percentage holding (1)	Country of incorporation	Year end
Old Mutual Life Assurance Company (Bermuda) Ltd	Life assurance	100	Bermuda	31 December
Old Mutual Life Assurance Company Ltd	Life assurance	61.0	Kenya	31 December
Old Mutual Life Assurance Company (Malawi) Ltd	Life assurance	100	Malawi	31 December
Old Mutual Life Assurance Company (Namibia) Ltd	Life assurance	100	Namibia	31 December
Old Mutual Life Assurance Company (South Africa) Ltd	Life assurance	100	South Africa	31 December
Old Mutual Life Assurance Company Zimbabwe Ltd	Life assurance	100	Zimbabwe	31 December
Thomas Jefferson Life Insurance Company	Life assurance	100	New York, United States of America	31 December
Capel Cure Sharp Ltd	Private client fund management	100	England and Wales	31 December
Gerrard Financial Services Ltd	Private client fund management	100	England and Wales	31 December
Gerrard Ltd	Private client fund management	100	England and Wales	31 December
Old Mutual Property Investment Corporation (Pvt) Ltd	Property holding	100	Zimbabwe	31 December
Old Mutual Properties (Pty) Ltd	Property management	100	South Africa	31 December
Old Mutual Fund Managers (Guernsey) Ltd	Unit trust management	100	Guernsey	31 December
Old Mutual Fund Managers Ltd	Unit trust management	100	England and Wales	31 December
Old Mutual Unit Trust Management Company Namibia Ltd	Unit trust management	100	Namibia	31 December
Old Mutual Unit Trust Managers Ltd	Unit trust management	100	South Africa	31 December
Ridgefield Unit Trust Administration Ltd	Unit trust management	100	England and Wales	31 December
MFCU Group Services of South Africa (Pty) Ltd	General insurance	51.1	South Africa	31 December
Mutual & Federal Insurance Company Ltd	General insurance	51.1	South Africa	31 December
Cape of Good Hope Bank Ltd	Banking	53.4	South Africa	31 December
Gerrard Private Bank Ltd	Banking	53.4	Jersey	31 December
Nedcor Asia Ltd	Banking	53.4	South Africa	31 December
Nedcor Bank Ltd	Banking	53.4	South Africa	31 December
Nedcor Investment Bank Holdings Ltd	Banking	59.1	South Africa	31 December
Nedcor Ltd	Banking	53.4	South Africa	31 December

Note:
(1) Percentage holding of issued shares at 31 December 2001.

A complete list of subsidiaries is filed with the UK Registrar of Companies with the annual return.

Notes to the Financial Statements
for the year ended 31 December 2001 (continued)

43 RELATED PARTY TRANSACTIONS

The Group provides certain pension fund, insurance, banking and financial services to related third parties as defined by FRS 8. These are conducted on similar terms to third party transactions and are not material to the Group's results. In accordance with FRS 8, transactions or balances with Group entities that have been eliminated on consolidation are not reported.

No director had a material interest in any contract of significance with the Company or any of its subsidiaries during 2001 except for those set out in note 12 above.

44 POST BALANCE SHEET EVENTS

None of these events has required an adjustment in the financial statements.

44(a) Disposal of Old Mutual International (Isle of Man) Limited

The Group completed the sale of Old Mutual International (Isle of Man) Limited on 16 January 2002 for a total consideration of £36 million (R600 million).

44(b) Sale of US asset management affiliates

The Group completed the sales of C. S. McKee & Company Inc. and Suffolk Capital Management on 10 January 2002 and 30 January 2002 respectively.

45 COMMITMENTS

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Undrawn formal standby facilities, credit lines and other commitments to lend	**373**	530	**6,494**	5,997
Capital and other commitments	**58**	24	**1,020**	272
	431	554	**7,514**	6,269

46 CONTINGENT LIABILITIES

	£m		Rm	
	At 31 December 2001	At 31 December 2000	**At 31 December 2001**	At 31 December 2000
Guarantees and assets pledged as collateral security	**633**	771	**11,032**	8,724
Irrevocable letters of credit	**135**	85	**2,353**	962
Other contingent liabilities	**30**	81	**523**	916
	798	937	**13,908**	10,602

47 FINANCIAL INSTRUMENTS

Banking financial instruments

Notwithstanding the exemption available to insurance groups from the scope of FRS 13, the tables below set out details of derivative financial instruments in respect of the banking activities of the Group.

The Group uses off-balance sheet financial instruments (derivatives) to meet customers' requirements for proprietary trading and to hedge interest rate risk, foreign exchange risk and other market risks.

			£m			Rm
47(a) Derivatives held for trading purposes	Notional principal	Positive fair value	Negative fair value	Notional principal	Positive fair value	Negative fair value
At 31 December 2001						
Exchange rate contracts						
Spot, forwards and futures	**3,111**	**398**	**456**	**54,216**	**6,929**	**7,941**
Currency swaps	**5,810**	**1,154**	**1,272**	**101,257**	**20,110**	**22,167**
Options purchased	**22**	**1**	**–**	**379**	**22**	**–**
Options written	**8**	**–**	**2**	**132**	**–**	**40**
	8,951	**1,553**	**1,730**	**155,984**	**27,061**	**30,148**
Interest rate contracts						
Interest rate swaps	**10,832**	**235**	**293**	**188,779**	**4,094**	**5,111**
Forward rate agreements	**6,818**	**8**	**7**	**118,831**	**139**	**119**
Caps, collars and floors	**75**	**–**	**–**	**1,315**	**8**	**3**
Options purchased	**1,005**	**22**	**–**	**17,514**	**379**	**–**
Options written	**984**	**–**	**47**	**17,158**	**–**	**814**
Futures	**193**	**–**	**–**	**3,372**	**–**	**5**
	19,907	**265**	**347**	**346,969**	**4,620**	**6,052**
Balances arising from off-balance sheet financial instruments	**28,858**	**1,818**	**2,077**	**502,953**	**31,681**	**36,200**
At 31 December 2000						
Exchange rate contracts						
Spot, forwards and futures	21,198	388	313	239,851	4,390	3,542
Currency swaps	447	227	226	5,058	2,568	2,557
Options purchased	48	1	–	544	11	–
Options written	42	–	1	475	–	11
	21,735	616	540	245,928	6,969	6,110
Interest rate contracts						
Interest rate swaps	13,182	297	325	149,152	3,360	3,678
Forward rate agreements	11,076	22	15	125,322	249	170
Options purchased	248	7	–	2,806	79	–
Options written	99	–	47	1,120	–	532
Futures	257	–	–	2,908	–	–
	24,862	326	387	281,308	3,688	4,380
Balances arising from off-balance sheet financial instruments	46,597	942	927	527,236	10,657	10,490

Notes to the Financial Statements for the year ended 31 December 2001 (continued)

47 FINANCIAL INSTRUMENTS CONTINUED

47(b) Derivatives held for non-trading purposes	£m Notional principal	£m Net fair value	Rm Notional principal	Rm Net fair value
At 31 December 2001				
Exchange rate contracts				
Spot, forwards and futures	**6,875**	**175**	**119,827**	**3,058**
Currency swaps	**22**	**1**	**376**	**12**
Options purchased	**14**	**–**	**246**	**–**
Options written	**14**	**–**	**246**	**–**
	6,925	**176**	**120,695**	**3,070**
Interest rate contracts				
Interest rate swaps	**854**	**(9)**	**14,888**	**(151)**
Forward rate agreements	**–**	**–**	**–**	**–**
Options purchased	**–**	**–**	**–**	**–**
Options written	**–**	**–**	**–**	**–**
	854	**(9)**	**14,888**	**(151)**
Balances arising from off-balance sheet financial instruments	**7,779**	**167**	**135,583**	**2,919**
At 31 December 2000				
Exchange rate contracts				
Spot, forwards and futures	8,872	8	100,385	91
Currency swaps	–	–	–	–
Options purchased	1	–	11	–
Options written	1	–	11	–
	8,874	8	100,407	91
Interest rate contracts				
Interest rate swaps	1,487	(35)	16,825	(396)
Forward rate agreements	300	(3)	3,394	(34)
Options purchased	150	–	1,697	–
Options written	–	–	–	–
	1,937	(38)	21,916	(430)
Balances arising from off-balance sheet financial instruments	10,811	(30)	122,323	(339)

These figures do not demonstrate the exposure of the Group to interest rate, foreign exchange or commodity market risks, since they include only off-balance sheet instruments. The market risk exposure arising from such instruments may be increased or offset by on-balance sheet transactions.

	£m At 31 December 2001	£m At 31 December 2000	Rm At 31 December 2001	Rm At 31 December 2000
Maturity analysis of notional principal amounts of non-trading instruments entered into with third parties was as follows:				
Exchange rate contracts				
Under one year	**6,602**	13	**115,058**	147
One to five years	**323**	8,820	**5,637**	99,796
Over five years	**–**	41	**–**	464
	6,925	8,874	**120,695**	100,407
Interest rate contracts				
Under one year	**452**	920	**7,880**	10,410
One to five years	**311**	432	**5,424**	4,888
Over five years	**91**	585	**1,584**	6,618
	854	1,937	**14,888**	21,916

47(c) Credit exposure on derivative contracts	£m Exchange rate contracts	£m Interest rate contracts	£m Total	Rm Exchange rate contracts	Rm Interest rate contracts	Rm Total
Replacement cost of OTC derivatives – trading book only						
At 31 December 2001						
Maturity analysis						
Under one year	**1,272**	**44**	**1,316**	**22,169**	**763**	**22,932**
One to five years	**148**	**109**	**257**	**2,582**	**1,903**	**4,485**
Over five years	**133**	**112**	**245**	**2,310**	**1,954**	**4,264**
	1,553	**265**	**1,818**	**27,061**	**4,620**	**31,681**
Counterparty analysis						
Financial institutions	**1,532**	**257**	**1,789**	**26,695**	**4,478**	**31,173**
Non-financial institutions	**21**	**8**	**29**	**366**	**142**	**508**
	1,553	**265**	**1,818**	**27,061**	**4,620**	**31,681**
At 31 December 2000						
Maturity analysis						
Under one year	367	42	409	4,152	475	4,627
One to five years	86	124	210	973	1,403	2,376
Over five years	163	160	323	1,844	1,810	3,654
	616	326	942	6,969	3,688	10,657
Counterparty analysis						
Financial institutions	599	318	917	6,777	3,597	10,374
Non-financial institutions	17	8	25	192	91	283
	616	326	942	6,969	3,688	10,657

Replacement cost is defined as the cost of replacing transactions that have a positive fair value.

Notional principal of OTC derivatives – trading book only	£m Exchange rate contracts	£m Interest rate contracts	£m Total	Rm Exchange rate contracts	Rm Interest rate contracts	Rm Total
At 31 December 2001						
Maturity analysis						
Under one year	**8,122**	**11,668**	**19,790**	**141,522**	**203,381**	**344,903**
One to five years	**532**	**6,289**	**6,821**	**9,277**	**109,605**	**118,882**
Over five years	**297**	**1,950**	**2,247**	**5,185**	**33,983**	**39,168**
	8,951	**19,907**	**28,858**	**155,984**	**346,969**	**502,953**
Counterparty analysis						
Financial institutions	**8,723**	**19,576**	**28,299**	**152,003**	**341,203**	**493,206**
Non-financial institutions	**228**	**331**	**559**	**3,981**	**5,766**	**9,747**
	8,951	**19,907**	**28,858**	**155,984**	**346,969**	**502,953**
At 31 December 2000						
Maturity analysis						
Under one year	19,399	13,651	33,050	219,497	154,458	373,955
One to five years	1,984	7,680	9,664	22,448	86,897	109,345
Over five years	352	3,531	3,883	3,983	39,953	43,936
	21,735	24,862	46,597	245,928	281,308	527,236
Counterparty analysis						
Financial institutions	21,593	24,458	46,051	244,321	276,737	521,058
Non-financial institutions	142	404	546	1,607	4,571	6,178
	21,735	24,862	46,597	245,928	281,308	527,236

47 FINANCIAL INSTRUMENTS CONTINUED

47(d) Non-trading book interest rate risk

The Group holds interest rate exposure in the non-trading book. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date. Non-trading book interest risk, after taking account of off-balance sheet hedges, comprised:

£m

	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Trading book and non-interest bearing	Total
At 31 December 2001							
Assets							
Cash and balances at central banks	210	–	–	–	–	420	630
Treasury bills and other eligible bills	367	204	75	–	–	7	653
Loans and advances to banks	649	–	–	–	–	–	649
Loans and advances to customers	6,375	100	115	616	520	71	7,797
Debt securities	99	5	54	267	213	87	725
Equity securities	–	–	–	–	–	225	225
Investments in associated undertakings	–	–	–	–	–	118	118
Tangible fixed assets	–	–	–	–	–	111	111
Land and buildings	–	–	–	–	–	80	80
Other assets	–	–	–	–	–	62	62
Prepayments and accrued income	–	–	–	–	–	259	259
	7,700	309	244	883	733	1,440	11,309
Liabilities							
Deposits by banks	1,699	24	139	–	–	–	1,862
Customer accounts	5,222	267	260	631	36	386	6,802
Debt securities in issue	451	290	176	69	–	–	986
Provision for liabilities and charges	–	–	–	–	–	84	84
Other liabilities	–	–	–	–	–	501	501
Subordinated liabilities	–	61	–	–	159	–	220
	7,372	642	575	700	195	971	10,455
Net position	328	(333)	(331)	183	538	469	854
Off-balance sheet items	407	39	158	(434)	(170)	–	–
Interest rate sensitivity gap	735	(294)	(173)	(251)	368	469	–
Cumulative gap	735	441	268	17	385	854	854

47(d) Non-trading book interest rate risk continued

	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Trading book and non-interest bearing	£m Total
At 31 December 2000							
Assets							
Cash and balances at central banks	882	–	–	–	–	256	1,138
Treasury bills and other eligible bills	312	107	10	1	–	227	657
Loans and advances to banks	1,218	–	–	–	–	–	1,218
Loans and advances to customers	9,785	190	295	540	430	164	11,404
Debt securities	187	–	8	144	54	531	924
Equity securities	–	–	–	–	–	624	624
Investments in associated undertakings	–	–	–	–	–	207	207
Tangible fixed assets	–	–	–	–	–	93	93
Land and buildings	–	–	–	–	–	102	102
Other assets	444	–	–	–	–	103	547
Prepayments and accrued income	–	–	–	–	–	373	373
	12,828	297	313	685	484	2,680	17,287
Liabilities							
Deposits by banks	1,873	–	–	–	–	–	1,873
Customer accounts	8,743	295	484	869	15	331	10,737
Debt securities in issue	771	331	269	46	–	–	1,417
Provision for liabilities and charges	–	–	–	–	–	114	114
Other liabilities	385	–	–	–	–	810	1,195
Subordinated liabilities	–	7	–	19	39	–	65
	11,772	633	753	934	54	1,255	15,401
Net position	1,056	(336)	(440)	(249)	430	1,425	1,886
Off-balance sheet items	566	(13)	(17)	(382)	(154)	–	–
Interest rate sensitivity gap	1,622	(349)	(457)	(631)	276	1,425	–
Cumulative gap	1,622	1,273	816	185	461	1,886	1,886

47 FINANCIAL INSTRUMENTS CONTINUED

47(d) Non-trading book interest rate risk continued

Rm

	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Trading book and non-interest bearing	Total
At 31 December 2001							
Assets							
Cash and balances at central banks	3,658	–	–	–	–	7,322	10,980
Treasury bills and other eligible bills	6,395	3,548	1,304	–	–	125	11,372
Loans and advances to banks	11,313	–	–	–	–	–	11,313
Loans and advances to customers	111,092	1,749	1,997	10,739	9,065	1,242	135,884
Debt securities	1,738	94	943	4,661	3,704	1,508	12,648
Equity securities	–	–	–	–	–	3,921	3,921
Investments in associated undertakings	–	–	–	–	–	2,057	2,057
Tangible fixed assets	–	–	–	–	–	1,935	1,935
Land and buildings	–	–	–	–	–	1,392	1,392
Other assets	–	–	–	–	–	1,080	1,080
Prepayments and accrued income	–	–	–	–	–	4,517	4,517
	134,196	5,391	4,244	15,400	12,769	25,099	197,099
Liabilities							
Deposits by banks	29,608	415	2,431	–	–	–	32,454
Customer accounts	91,024	4,655	4,525	10,989	621	6,736	118,550
Debt securities in issue	7,870	5,050	3,064	1,196	3	–	17,183
Provision for liabilities and charges	–	–	–	–	–	1,471	1,471
Other liabilities	–	–	–	–	–	8,729	8,729
Subordinated liabilities	–	1,066	–	–	2,763	–	3,829
	128,502	11,186	10,020	12,185	3,387	16,936	182,216
Net position	5,694	(5,795)	(5,776)	3,215	9,382	8,163	14,883
Off-balance sheet items	7,087	682	2,759	(7,570)	(2,958)	–	–
Interest rate sensitivity gap	12,781	(5,113)	(3,017)	(4,355)	6,424	8,163	–
Cumulative gap	12,781	7,668	4,651	296	6,720	14,883	14,883

47(d) Non-trading book interest rate risk continued

							Rm
	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Trading book and non-interest bearing	**Total**
At 31 December 2000							
Assets							
Cash and balances at central banks	9,980	–	–	–	–	2,896	12,876
Treasury bills and other eligible bills	3,530	1,211	113	11	–	2,568	7,433
Loans and advances to banks	13,781	–	–	–	–	–	13,781
Loans and advances to customers	110,715	2,150	3,338	6,110	4,865	1,855	129,033
Debt securities	2,113	–	96	1,631	607	6,008	10,455
Equity securities	–	–	–	–	–	7,061	7,061
Investments in associated undertakings	–	–	–	–	–	2,343	2,343
Tangible fixed assets	–	–	–	–	–	1,052	1,052
Land and buildings	–	–	–	–	–	1,154	1,154
Other assets	5,024	–	–	–	–	1,165	6,189
Prepayments and accrued income	–	–	–	–	–	4,220	4,220
	145,143	3,361	3,547	7,752	5,472	30,322	195,597
Liabilities							
Deposits by banks	21,193	–	–	–	–	–	21,193
Customer accounts	98,925	3,338	5,476	9,833	170	3,745	121,487
Debt securities in issue	8,724	3,745	3,044	520	–	–	16,033
Provision for liabilities and charges	–	–	–	–	–	1,290	1,290
Other liabilities	4,356	–	–	–	–	9,165	13,521
Subordinated liabilities	–	79	–	215	441	–	735
Total liabilities	133,198	7,162	8,520	10,568	611	14,200	174,259
Net position	11,945	(3,801)	(4,973)	(2,816)	4,861	16,122	21,338
Off-balance sheet items	6,403	(147)	(192)	(4,322)	(1,742)	–	–
Interest rate sensitivity gap	18,348	(3,948)	(5,165)	(7,138)	3,119	16,122	–
Cumulative gap	18,348	14,400	9,235	2,097	5,216	21,338	21,338

47 FINANCIAL INSTRUMENTS CONTINUED

47(e) Fair value disclosure	Book value at 31 December 2001 £m	Fair value at 31 December 2001 £m	Book value at 31 December 2000 £m	Fair value at 31 December 2000 £m	Book value at 31 December 2001 Rm	Fair value at 31 December 2001 Rm	Book value at 31 December 2000 Rm	Fair value at 31 December 2000 Rm
The fair value of the financial assets and liabilities of the Group's banking subsidiaries comprises:								
Trading book financial assets and liabilities								
Assets								
Treasury bills and other eligible bills	**7**	**7**	227	227	**125**	**125**	2,568	2,568
Debt securities	**87**	**87**	531	531	**1,508**	**1,508**	6,008	6,008
Derivative contracts – positive value	**1,818**	**1,818**	942	942	**31,681**	**31,681**	10,657	10,657
Liabilities								
Derivative contracts – negative value	**2,077**	**2,077**	927	927	**36,200**	**36,200**	10,490	10,490
Non-trading book financial assets and liabilities								
Details of fair values for all listed securities and all other financial assets and liabilities for which there exists a liquid and active market are as follows:								
Assets								
Treasury bills and other eligible bills	**646**	**656**	430	430	**11,247**	**11,434**	4,865	4,865
Debt securities	**638**	**642**	393	393	**11,140**	**11,205**	4,447	4,447
Equity securities	**225**	**232**	624	803	**3,921**	**4,040**	7,061	9,085
Liabilities								
Debt securities in issue	**220**	**220**	65	65	**3,829**	**3,829**	735	735

All financial assets and liabilities held or issued for trading purposes are carried in the financial statements at fair value. For those financial assets and liabilities in the non-trading book, fair values have been determined by valuation against mid-market prices or by discounting forward cash flows.

48 RECONCILIATION OF OPERATING PROFIT TO NET OPERATING CASH FLOWS

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Profit from insurance and asset management activities before tax and non-operating items	**7**	374	**80**	3,936
Depreciation and amortisation and impairment of goodwill	**631**	46	**7,820**	484
Unrealised investment gains/(losses)	**(103)**	184	**(1,276)**	1,936
Profits relating to the long term business	**(408)**	(472)	**(5,056)**	(4,966)
Investment return in the life business	**284**	215	**3,519**	2,262
Cash received from long term business	**167**	277	**2,070**	2,914
Increase in provisions for other risks and charges	**48**	2	**595**	21
Increase in insurance technical provisions net of reinsurance	**5**	4	**62**	42
Other (including amounts reinvested in long term business operations)	**220**	(502)	**2,731**	(5,283)
Net cash inflow from insurance operating activities	**851**	128	**10,545**	1,346
Operating profit from banking activities	**74**	303	**916**	3,187
Decrease in accrued income and prepayments	**(48)**	(235)	**(595)**	(2,473)
Provision for bad and doubtful debts	**139**	95	**1,723**	1,000
Depreciation and amortisation	**36**	48	**446**	505
Other	**26**	14	**324**	149
Net cash flow from banking trading activities	**227**	225	**2,814**	2,368
Net decrease/(increase) in collections/transmissions	**9**	(6)	**112**	(63)
Net (increase)/decrease in loans and advances to banks and customers	**(1)**	5,557	**(12)**	58,467
Net increase/(decrease) in deposits by banks and customer accounts	**256**	(6,876)	**3,172**	(72,344)
Net increase in debt securities in issue	**405**	397	**5,019**	4,177
Net (increase)/decrease in other assets	**(42)**	9,951	**(520)**	104,697
Net decrease in other liabilities	**(841)**	(8,401)	**(10,422)**	(88,389)
Net cash inflow from banking operating activities	**13**	847	**163**	8,913

Notes to the Financial Statements
for the year ended 31 December 2001 (continued)

48 RECONCILIATION OF OPERATING PROFIT TO NET OPERATING CASH FLOWS CONTINUED

48(a) Analysis of cash flows	£m Year to 31 December 2001	£m Year to 31 December 2000	Rm Year to 31 December 2001	Rm Year to 31 December 2000
Returns on investment and servicing of finance				
Net interest paid	**(78)**	(7)	**(967)**	(69)
Dividends paid to minority interests	**(81)**	(65)	**(1,004)**	(684)
Finance costs of debt and non-equity share capital	**(24)**	–	**(297)**	–
Net cash outflow from returns on investments and servicing of finance	**(183)**	(72)	**(2,268)**	(753)
Tax				
United Kingdom corporation tax	**(4)**	(9)	**(50)**	(95)
Overseas tax	**(265)**	(147)	**(3,284)**	(1,547)
Total tax paid	**(269)**	(156)	**(3,334)**	(1,642)
Capital expenditure and financial investment				
Net purchase of banking investment securities	**(40)**	(180)	**(496)**	(1,894)
Net purchase of tangible fixed assets	**(112)**	(115)	**(1,388)**	(1,210)
Net cash outflow from capital expenditure and financial investment	**(152)**	(295)	**(1,884)**	(3,104)
Acquisitions and disposals				
Acquisition of interests in subsidiary undertakings	**(479)**	(1,718)	**(5,933)**	(18,076)
Cash acquired on acquisition of subsidiary undertakings	**39**	–	**480**	–
Disposal of interests in subsidiary and associate undertakings	**124**	–	**1,537**	–
Net cash outflow from acquisitions and disposals	**(316)**	(1,718)	**(3,916)**	(18,076)
Financing				
Issue of ordinary share capital net of costs	**207**	154	**2,565**	1,618
Issue of ordinary share capital of subsidiary undertakings to minority interests	**17**	10	**211**	106
Cash inflow from disposal of issued shares in connection with satisfying claims and errors on demutualisation	**–**	37	**–**	392
Increase in borrowings	**452**	826	**5,601**	8,685
Net cash inflow from financing	**676**	1,027	**8,377**	10,801

48(b) Movement in portfolio investments, net of financing	£m 2001	£m 2000	Rm 2001	Rm 2000
Net cash inflow for the period	**63**	142	**781**	1,494
Cash flow (excluding long term business) Portfolio investments	**543**	(1,008)	**6,729**	(10,605)
Movement arising from cash flow	**606**	(866)	**7,510**	(9,111)
Movement in long term business	**(3,371)**	(1,705)	**(41,774)**	1,271
Acquired with subsidiary	**3,843**	804	**47,623**	8,459
Changes in market values and exchange rates	**235**	(295)	**110,169**	1,586
Total movement in portfolio investments, net of financing	**1,313**	(2,062)	**123,528**	2,205
Portfolio investments, net of financing at beginning of year	**16,462**	18,524	**186,265**	184,060
Portfolio investments, net of financing at end of year	**17,775**	16,462	**309,793**	186,265

48 RECONCILIATION OF OPERATING PROFIT TO NET OPERATING CASH FLOWS CONTINUED

48(c) Movement in insurance cash, portfolio investments and financing

£m

	At start of year	Cash flow	Changes in long term business	Acquired with subsidiary	Changes to market value and currencies	At end of year
Movement in insurance cash and portfolio investments						
Cash in hand and at bank	458	63	21	39	(106)	475
Land and buildings	831	(2)	(233)	–	(10)	586
Other financial investments	15,173	545	(3,159)	3,804	351	16,714
	16,462	606	(3,371)	3,843	235	17,775
Movement in financing						
Share capital	355	19	–	–	–	374
Share premium and merger reserve	511	189	–	–	–	700
Subordinated liabilities	39	(17)	–	–	–	22
Bank and other loans	1,202	(296)	–	–	(9)	897
Convertible loan stock	–	439	–	–	–	439
	2,107	334	–	–	(9)	2,432

Rm

	At start of year	Cash flow	Changes in long term business	Acquired with subsidiary	Changes to market value and currencies	At end of year
Movement in insurance cash and portfolio investments						
Cash in hand and at bank	5,182	781	260	483	1,573	8,279
Land and buildings	9,403	(25)	(2,887)	–	3,722	10,213
Other financial investments	171,680	6,754	(39,147)	47,140	104,874	291,301
	186,265	7,510	(41,774)	47,623	110,169	309,793
Movement in financing						
Share capital	4,017	252	–	–	2,248	6,517
Share premium and merger reserve	5,782	2,499	–	–	3,917	12,198
Subordinated liabilities	442	(211)	–	–	152	383
Bank and other loans	13,601	(3,668)	–	–	5,700	15,633
Convertible loan stock	–	5,440	–	–	2,211	7,651
	23,842	4,312	–	–	14,228	42,382

48(d) Acquisitions of subsidiary undertakings

	£m		Rm	
	Year to 31 December 2001	Year to 31 December 2000	**Year to 31 December 2001**	Year to 31 December 2000
Net assets acquired				
Investments	**3,953**	949	**52,322**	9,887
Cash	**39**	145	**483**	1,512
Other net liabilities	**(3,549)**	(622)	**(47,086)**	(6,109)
	443	472	**5,719**	5,290
Goodwill arising on acquisitions	**174**	2,162	**2,122**	22,747
Non cash consideration	**(203)**	–	**(2,690)**	–
Cash consideration	**414**	2,634	**5,151**	28,037

Embedded Value Information

1 EMBEDDED VALUE

The embedded value of Old Mutual plc at 31 December 2001 is set out below, together with the corresponding position at 31 December 2000.

	£m		Rm	
	31 December 2001	31 December 2000	31 December 2001	31 December 2000
Adjusted net worth	**2,624**	4,730	**45,716**	53,517
Equity shareholders' funds	**2,470**	3,618	**43,045**	40,937
Excess of market value of listed subsidiaries over their net asset value	**455**	1,132	**7,922**	12,805
Adjustment to include OMI life subsidiaries on a statutory solvency basis	**(17)**	(20)	**(303)**	(225)
Adjustment to include OMUSL on a statutory solvency basis	**(284)**	–	**(4,948)**	–
Value of in-force business	**898**	823	**15,648**	9,314
Value of in-force business before cost of solvency capital	**981**	886	**17,101**	10,028
Cost of solvency capital	**(83)**	(63)	**(1,453)**	(714)
Embedded value	**3,522**	5,553	**61,364**	62,831

An embedded value is an actuarially determined estimate of the economic value of a life assurance company, excluding any value that may be attributed to future new business. Old Mutual plc's embedded value is the sum of its adjusted net worth and the present value of the projected stream of future after-tax profits from its life assurance business in force at the valuation date, adjusted for the cost of holding solvency capital equal to the local statutory capital requirement in each country (or equivalent where there is no local requirement).

The adjusted net worth is equal to the consolidated equity shareholders' funds adjusted to reflect the Group's listed subsidiaries at market value, plus Old Mutual International (OMI) and Old Mutual US Life (OMUSL) assurance subsidiaries on a statutory solvency basis. The adjusted net worth also includes goodwill relating to F&G Life of £65 million (R1,133 million).

The embedded value does not include a market valuation of the Group's asset management subsidiaries (including asset management business written through the life assurance companies), nor of any other in-force non-life business of the Group.

The investment and economic assumptions have been revised (including adjusting the differences between some of the assumptions). In addition to these changes, the embedded value at 31 December 2001 now also fully allows for the capital gains tax introduced in South Africa with effect from 1 October 2001. Details of these changes, as well as their impact, are set out in section 2 (the embedded value at December 2000 has not been restated).

The assumptions used to calculate the embedded value are set out in section 4.

The table below sets out a geographical analysis of the value of in-force business.

	£m		Rm	
	31 December 2001	31 December 2000	31 December 2001	31 December 2000
South Africa	**544**	706	**9,474**	7,988
Individual business	**342**	451	**5,951**	5,098
Group business	**202**	255	**3,523**	2,890
United States	**271**	–	**4,722**	–
Rest of World	**83**	117	**1,452**	1,326
Value of in-force business	**898**	823	**15,648**	9,314

2 EMBEDDED VALUE PROFITS

Embedded value profits represent the change in embedded value over the period, adjusted for any capital raised and dividends proposed. The after-tax embedded value profits for the 12 months to 31 December 2001 are set out below, together with the corresponding figures for the 12 months to 31 December 2000.

	£m		Rm	
	12 months to 31 December 2001	12 months to 31 December 2000	**12 months to 31 December 2001**	12 months to 31 December 2000
Embedded value at end of period	**3,522**	5,553	**61,364**	62,831
Embedded value at beginning of period	**5,553**	5,414	**62,831**	53,794
Increase in embedded value	**(2,031)**	139	**(1,467)**	9,037
Less capital raised	**(211)**	(177)	**(2,639)**	(1,956)
New capital raised	**(208)**	(153)	**(2,602)**	(1,691)
Proceeds from sale of shares previously held to satisfy claims and errors on demutualisation	**(3)**	(24)	**(37)**	(265)
Plus dividends proposed	**172**	163	**2,606**	1,714
Embedded value profits	**(2,070)**	125	**(1,500)**	8,795

The components of the embedded value profits are set out below:

	£m		Rm	
	12 months to 31 December 2001	12 months to 31 December 2000	**12 months to 31 December 2001**	12 months to 31 December 2000
Profits from new business	**84**	74	**1,053**	782
– Point of sale	**79**	68	**990**	718
– Expected return to end of period	**5**	6	**63**	64
Expected return	**144**	144	**1,809**	1,514
Experience variances	**5**	28	**54**	289
Experience assumption changes	**(7)**	72	**(86)**	757
Profits before investment and exceptional items	**226**	318	**2,830**	3,342
Investment variances	**33**	(14)	**420**	(143)
Investment and economic assumption changes	**101**	10	**1,265**	101
Impact of capital gains tax	**(49)**	–	**(603)**	–
Development costs	**(28)**	–	**(344)**	–
Goodwill impairment	**(500)**	–	**(6,196)**	–
Nedcor market value return	**(421)**	439	**(5,220)**	4,618
Other return on adjusted net worth	**127**	45	**1,527**	474
Exchange rate movements	**(1,559)**	(673)	**4,821**	403
Embedded value profits	**(2,070)**	125	**(1,500)**	8,795

The profits from new life assurance business comprise the value of new business written during the period, determined initially at the point of sale and then accumulated to the end of the period by applying the discount rate to the value of new business at the point of sale and adding back the expected cost of solvency capital between the point of sale and the end of the period. The new business profits for the 12 months to 31 December 2001 are based on the revised investment and economic assumptions, and fully allow for the impact of capital gains tax in South Africa (figures for prior periods have not been restated).

The profits from existing life assurance business consist of the expected return on the in-force business, experience variances and changes in experience assumptions. The expected return is determined by applying the discount rate to the value of in-force business at the beginning of the period and adding back the expected cost of solvency capital over the period. The experience variances are caused by differences between the actual experience in the period and the assumptions used to calculate the value at the start of the period. The amount under assumption changes reflects revised expectations of future experience.

The investment variances represent the differences between the actual returns in the period and the assumptions used to calculate the value at the start of the period. The investment and economic assumption changes for December 2001 represent the combined impact of declining interest rates and the changes to the differentials between the various investment and economic assumptions and the risk discount rate. The investment assumptions are shown in section 4.

The impact of capital gains tax relates to capital gains tax introduced in South Africa in October 2001.

Development costs consist of £9 million (R113 million) F&G Life restructuring costs and £19 million (R231 million) set-up costs for Selestia.

Other return on adjusted net worth represents the investment return earned on the shareholder fund investments (excluding Nedcor, which has been shown separately) and profits arising from other non-life businesses within the Group.

3 VALUE OF NEW BUSINESS

The value of new business (VNB) written in the period is the present value of the projected stream of after-tax profits from that business, adjusted for the cost of holding solvency capital. The value is determined initially at the point of sale and then accumulated to the end of the period as described in section 2 above.

The tables below set out a geographical analysis of the value of new business for the 12 months to 31 December 2001, and the 12 months to 31 December 2000. United States new business for 2001 is in respect of six months only. New business profitability (as measured by the ratio of the value of new business to the Annual Premium Equivalent) is also shown. Annual Premium Equivalent (APE) is calculated as recurring premiums (RP) plus 10 per cent of single premiums (SP).

	12 months to 31 December 2001					12 months to 31 December 2001			
	RP £m	**SP £m**	**APE £m**	**VNB £m**	Margin	**RP Rm**	**SP Rm**	**APE Rm**	**VNB Rm**
South Africa	**140**	**1,142**	**254**	**68**	27%	**1,728**	**14,143**	**3,142**	**840**
Individual business	**120**	**792**	**199**	**41**	21%	**1,486**	**9,812**	**2,467**	**506**
Group business	**20**	**350**	**55**	**27**	49%	**242**	**4,331**	**675**	**334**
United States**	**26**	**578**	**84**	**13**	15%	**349**	**7,719**	**1,121**	**171**
Rest of World	**12**	**106**	**23**	**3**	15%	**151**	**1,323**	**283**	**42**
Total	**178**	**1,826**	**361**	**84***	23%	**2,228**	**23,185**	**4,546**	**1,053***

* Value of new business net of cost of solvency capital of £9 million (R114 million).
** United States new business for six months only.

South African Individual business single premiums include £61 million (R761 million) in respect of transfers from the guaranteed capital fund (a vehicle for extending policies at maturity) to purchase new products that were not previously categorised as new business premiums. The embedded value of the new business associated with this was £1 million (R15 million).

	12 months to 31 December 2000					12 months to 31 December 2000			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	179	1,097	289	67	23%	1,886	11,542	3,040	708
Individual business	131	805	212	38	18%	1,384	8,465	2,230	399
Group business (excluding free shares)	48	292	77	29	38%	502	3,077	810	309
United States	–	–	–	–	–	–	–	–	–
Rest of World	20	211	41	5	13%	212	2,216	434	56
Total (pro forma)	199	1,308	330	72	22%	2,098	13,758	3,474	764
SA Group (free shares)	–	78	8	2	22%	–	818	82	18
Total	199	1,386	338	74*	22%	2,098	14,576	3,556	782*

* Value of new business net of cost of solvency capital of £5 million (R52 million).

The value of new group business for the year to 31 December 2000 includes an amount of £2 million (R18 million) in respect of the proceeds of free shares issued to retirement funds at demutualisation and reinvested with Old Mutual. Note that the results for the prior year have not been restated to reflect the new investment and economic assumptions, nor the impact of capital gains tax.

The value of new business excludes the value of new individual unit trust and some group market-linked business written by the life companies, as the profits on this business arise in the asset management subsidiaries. It also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. A reconciliation of the new business premiums shown in the notes to the financial statements to those shown above is set out below.

	£m		Rm	
12 months to 31 December 2001	**Recurring premiums**	**Single premiums**	**Recurring premiums**	**Single premiums**
New business premiums in the notes to the financial statements	**217**	**2,140**	**2,688**	**26,520**
Less:				
– Group market-linked business not valued	–	**(222)**	–	**(2,751)**
– Group business premiums held temporarily on deposit	–	**(30)**	–	**(372)**
– Unit trust business not valued	–	**(62)**	–	**(771)**
– New business premiums arising from indexation	**(39)**	–	**(485)**	–
Add:				
– Difference in exchange rate for US business*	–	–	**25**	**559**
New business premiums as per embedded value report	**178**	**1,826**	**2,228**	**23,185**

*This difference is due to the financial statements using a US$ to Rand exchange rate based on the average for the full year, whilst the embedded value numbers are based on an average for the six months ended December 2001.

	£m		Rm	
12 months to 31 December 2000	**Recurring premiums**	**Single premiums**	**Recurring premiums**	**Single premiums**
New business premiums in the notes to the financial statements	248	1,902	2,609	20,010
Less:				
– Group market-linked business not valued	–	(197)	–	(2,072)
– Group business premiums held temporarily on deposit	–	(71)	–	(747)
– Unit trust business not valued	–	(108)	–	(1,142)
– GCF transfers not valued in 2000	–	(140)	–	(1,473)
– New business premiums arising from indexation	(49)	–	(511)	–
New business premiums as per embedded value report	199	1,386	2,098	14,576

The assumptions used to calculate the value of new business are set out in section 4.

Embedded Value Information (continued)

4 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below.

- The pre-tax investment and economic assumptions used for South African and United States businesses were as follows:

South Africa	**31 December 2001**	31 December 2000
Fixed interest return	**12.0%**	13.0%
Equity return	**14.0%**	16.0%
Property return	**13.0%**	16.0%
Inflation	**8.0%**	9.0%
Risk discount rate	**14.5%**	17.0%

United States	**31 December 2001**	30 June 2001
Treasury yield	**5.0%**	5.5%
New money fixed interest return	**6.6%**	6.8%
In-force portfolio return	**7.3%**	7.4%
Inflation	**3.0%**	3.0%
Risk discount rate	**9.5%**	10.0%

For the other operations, appropriate investment and economic assumptions were chosen on bases consistent with those adopted in South Africa.

- Where applicable, rates of future bonuses have been set at levels consistent with the investment return assumptions.

- Projected company taxation is based on the current tax basis that applies in each country.

For the South African business full allowance has been made for secondary tax on companies that may be payable in South Africa. Full account has been taken of the impact of capital gains tax introduced in South Africa with effect from 1 October 2001. It has been assumed that 10 per cent of the equity portfolio (excluding Group subsidiaries) will be traded each year. No allowance has been made for capital gains tax on the shareholder investments in Nedcor and Mutual & Federal.

For the US business full allowance is made for the existing tax attributes of the companies, including the use of existing carry-forwards and preferred tax credit investments.

- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.

- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. Assumed future expenses were based on levels experienced up to 31 December 2001. The future expenses attributable to life assurance business do not include Group holding company expenses.

- Future investment expenses were based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.

- The effect of increases in premiums over the period for policies in-force as at 31 December 2001 and 31 December 2000 has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.

□ Conversions between Rand, US Dollar and Sterling were carried out at the following exchange rates:

	Rand per Sterling	US$ per Sterling	Rand per US$
At 31 December 2001	**17.4286**	**1.4542**	**11.9850**
At 30 June 2001	**11.3634**	**1.4116**	**8.0500**
At 31 December 2000	**11.3148**		
6 months to 31 December 2001 (average)	**13.3482**	**1.4404**	**9.2670**
12 months to 31 December 2001 (average)	**12.3923**		
12 months to 31 December 2000 (average)	**10.5213**		

5 ALTERNATIVE ASSUMPTIONS

The discount rate appropriate to an investor will depend on the investor's own requirements, tax position and perception of the risks associated with the realisation of the future profits. To illustrate the effect of using different discount rates, the table below shows the embedded value of Old Mutual plc at 31 December 2001 at alternative discount rates. In determining the values at different discount rates, all other assumptions have been left unchanged.

	£m			Rm		
	Value at central discount rate −1%	Value at central discount rate	Value at central discount rate +1%	Value at central discount rate −1%	Value at central discount rate	Value at central discount rate +1%
Adjusted net worth	**2,624**	**2,624**	**2,624**	**45,716**	**45,716**	**45,716**
Value of in-force business	**1,001**	**898**	**806**	**17,454**	**15,648**	**14,043**
Value of in-force business before cost of solvency capital	**1,035**	**981**	**932**	**18,044**	**17,101**	**16,248**
Cost of solvency capital	**(34)**	**(83)**	**(126)**	**(590)**	**(1,453)**	**(2,205)**
Embedded value	**3,625**	**3,522**	**3,430**	**63,170**	**61,364**	**59,759**

The table below sets out the value of the new life assurance business for the 12 months to 31 December 2001 at alternative discount rates.

	£m			Rm		
	Value at central discount rate −1%	*Value at central* discount rate	*Value at central* discount rate +1%	*Value at central* discount rate −1%	*Value at central* discount rate	*Value at central* discount rate +1%
Value of in-force business before cost of solvency capital	**100**	**93**	**86**	**1,253**	**1,167**	**1,087**
Cost of solvency capital	**(5)**	**(9)**	**(13)**	**(61)**	**(114)**	**(161)**
Value of new business	**95**	**84**	**73**	**1,192**	**1,053**	**926**

Embedded Value Information (continued)

The table below shows the sensitivity of the value of in-force business at 31 December 2001 and the value of new business for the 12 months to 31 December 2001 to changes in key assumptions. All of the sensitivities have been determined at the central discount rates and for each sensitivity illustrated, all other assumptions have been left unchanged.

	£m		Rm	
	Value of in-force business at 31 December 2001	Value of new life business for year to 31 December 2001	Value of in-force business at 31 December 2001	Value of new life business for year to 31 December 2001
Central assumptions	898	84	15,648	1,053
Effect of:				
□ Decreasing the pre-tax investment return assumptions by 1% with bonus rates changing commensurately	(90)	(11)	(1,570)	(138)
– Value of in-force business before cost of solvency capital	(49)	(8)	(848)	(96)
– Cost of solvency capital	(41)	(3)	(722)	(42)
□ Voluntary discontinuance rates increasing by 25%	(41)	(14)	(712)	(179)
□ Maintenance expense levels increasing by 20% with no corresponding increase in policy charges	(57)	(8)	(988)	(97)
□ Increasing the inflation assumption by 1%	(13)	(2)	(229)	(26)

6 EXTERNAL REVIEW

These results have been reviewed by Tillinghast-Towers Perrin, who have confirmed to the Directors that the methodology and assumptions used to determine the embedded value are reasonable and that the embedded value profits are reasonable in the context of the operating performance and experience of the life assurance business during the 12 months to 31 December 2001.

Notice of Annual General Meeting

The Annual General Meeting of Old Mutual plc (the "Company") will be held in the Ballroom, Claridge's, Brook Street, London W1A 2JQ on Friday 17 May 2002 at 11.00 a.m. for the following purposes:

1 To receive and adopt the directors' report and audited financial statements of the Group for the year ended 31 December 2001.

2 To declare a final dividend of 3.1p per ordinary share.

3 (i) To re-appoint Dr R Bogni as a director of the Company;

(ii) to re-appoint Mr N N Broadhurst as a director of the Company;

(iii) to re-appoint Mr C F Liebenberg as a director of the Company;

(iv) to re-appoint Mr C M Stuart as a director of the Company;

(v) to re-appoint Mr J H Sutcliffe as a director of the Company.

4 To re-appoint KPMG Audit Plc as auditors to the Company.

5 To authorise the directors of the Company to settle the remuneration of the auditors.

As special business, to consider and, if thought fit, pass the following resolutions, those numbered 6 and 7 as Ordinary Resolutions and those numbered 8, 9, and 10 (i) to (iv) as Special Resolutions:

Ordinary Resolutions

6 To approve the remuneration policy set out in the remuneration report in the Company's report and accounts for the year ended 31 December 2001.

7 That, pursuant to section 80 of the Companies Act 1985, and in substitution for any previously existing authority under that section insofar as not already used, the directors be and they are hereby authorised generally and unconditionally to allot relevant securities (as defined in the said section 80) up to an aggregate nominal amount of £124,802,000 provided that:

(i) this authority shall expire at the end of the next Annual General Meeting of the Company; and

(ii) the Company may before such expiry make one or more offers or agreements which would or might require securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offers or agreements as if the authority hereby conferred had not expired.

Special Resolutions

8 That, subject to the passing of the immediately preceding resolution, the directors be and they are hereby authorised to allot equity securities, within the meaning of section 94 of the Companies Act 1985, up to a maximum nominal aggregate amount of £18,720,000 for cash, as if section 89 (1) of that Act did not apply to any such allotment. This authority shall expire at the end of the next Annual General Meeting of the Company, save that the Company may before such expiry make one or more offers or agreements which would or might require securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

9 That the Company be and is hereby authorised in accordance with section 166 of the Companies Act 1985 to purchase Ordinary Shares of 10p each in the Company ("Ordinary Shares") by way of market purchase (as defined in section 163 (3) of the Companies Act 1985) upon and subject to the following conditions:

(i) the maximum number of such Ordinary Shares which may be purchased pursuant to this authority (when aggregated with any purchases made pursuant to any of the contingent purchase contracts referred to in Resolution 10 below) shall be 374,407,835;

(ii) the minimum price which may be paid for any Ordinary Share is 10p and the maximum price (exclusive of expenses) which may be paid for such Ordinary Share is not more than 5% above the average of the middle market values taken from the London Stock Exchange Daily Official List for the five business days before the date on which such Ordinary Share is contracted to be purchased;

(iii) such authority shall continue for a period of 12 months from the date hereof (or until the conclusion of the Company's Annual General Meeting in 2003, whichever is the earlier), provided that any contract for the purchase of any such Ordinary Shares which is concluded before the expiry of the said authority may be executed wholly or partly after the said authority expires; and

(iv) all Ordinary Shares purchased pursuant to the said authority shall be cancelled immediately upon completion of the purchase.

10 That the following contingent purchase contracts, in the respective forms produced to the meeting (or with any non-material amendments thereto which the directors may consider to be necessary or desirable), each be and is hereby approved in accordance with section 164 of the Companies Act 1985 and that the Company be and is hereby authorised to make off-market purchases of its shares pursuant to each such contract for a period of 12 months from the date hereof (or until the conclusion of the Company's Annual General Meeting in 2003, whichever is the earlier):

(i) contract between the Company and Merrill Lynch South Africa (Pty) Limited pursuant to which the Company may make off-market purchases from Merrill Lynch South Africa (Pty) Limited of up to a maximum of 374,407,835 Ordinary Shares of 10p each in the Company ("Ordinary Shares") in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in this Resolution 10);

(ii) contract between the Company and Investment House Namibia (Pty) Limited pursuant to which the Company may make off-market purchases from Investment House Namibia (Pty) Limited of up to a maximum of 374,407,835 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in this Resolution 10);

(iii) contract between the Company and Fleming Martin Edwards Securities (Private) Limited pursuant to which the Company may make off-market purchases from Fleming Martin Edwards Securities (Private) Limited of up to a maximum of 374,407,835 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in this Resolution 10);

(iv) contract between the Company and Stockbrokers Malawi Limited pursuant to which the Company may make off-market purchases from Stockbrokers Malawi Limited of up to a maximum of 374,407,835 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in this Resolution 10).

By order of the Board

Martin C Murray
Group Company Secretary
London, 25 February 2002

Registered Office:
3rd Floor
Lansdowne House
57 Berkeley Square
London W1J 6ER

Notes

1 A member of the Company entitled to attend and vote at the meeting may appoint (a) proxy(ies) to attend and, on a poll, vote on his or her behalf. A proxy need not be a member of the Company. A member who holds shares through Old Mutual Nominees may instruct the nominee company to vote on his or her behalf or request such nominee company to appoint him or her as proxy to enable him or her to attend the meeting in person. (Old Mutual Nominees is Old Mutual (South Africa) Nominees (Pty) Limited, Old Mutual (Namibia) Nominees (Pty) Limited, Old Mutual Zimbabwe Nominees (Private) Limited or Old Mutual (Blantyre) Nominees Limited, if shares are held through the Group's nominee on the South African, Namibian, Zimbabwe or Malawi register respectively.) Beneficial shareholders who have dematerialised or immobilised their shareholdings in STRATE, other than through Old Mutual Nominees, may provide their CSDP or broker with voting instructions in accordance with the applicable custody agreement or may apply to that CSDP or broker for a letter of representation from the registered shareholder to enable them to attend the meeting in person.

2 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 6.00 p.m. (UK time) on 15 May 2002 will be entitled to attend and to vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register after that time will be disregarded in determining the rights of any person to attend or vote at the meeting.

3 To be effective, the form of proxy or, as the case may be, the voting instruction form in favour of Old Mutual Nominees (see note 1 above) and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be received at the return address specified on the envelope enclosed with the form of proxy or voting instruction form or by the Company's Registrar, Computershare Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 7NH by not later than 11.00 a.m. (UK time) on 15 May 2002. If no return envelope is enclosed with the voting instruction form, this will be because the records available to the Company show your shareholding to have been dematerialised in the context of STRATE through a CSDP or broker other than under the Issuer-Sponsored Nominee Programme. In that case, you should contact your CSDP or broker to ascertain the return address for it to process your voting instructions. It is recommended that, because of the requirement for votes in relation to shares dematerialised or immobilised in the context of STRATE to be collated through CSDPs and brokers and then reconciled through PLC Nominees (Pty) Limited, voting instructions by beneficial owners of such shares be submitted so as to arrive at least 72 hours before the time of the meeting.

4 The completion and return of a form of proxy or voting instruction form will not preclude a member entitled to attend and vote at the meeting from doing so if he or she wishes.

Documents available for inspection

Copies of the directors' service contracts, together with the register of directors' interests and the contingent purchase contracts referred to in Resolutions 10 (i) to (iv), are available for inspection at the registered office of the Company in London; at Mutualpark, Jan Smuts Drive, Pinelands 7405, South Africa; at "1066", 4th Floor, 35 Pritchard Street, Johannesburg, South Africa; at Old Mutual Building, Glyn Jones Road, Blantyre, Malawi; at Mutual Platz, 5th Floor, Post Street Mall, Windhoek, Namibia; at Mutual Gardens, 100 The Chase (West), Emerald Hill, Harare, Zimbabwe; and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY during normal business hours on each business day from the date of this notice until the Annual General Meeting and at the Ballroom, Claridge's, Brook Street, London W1A 2JQ from at least 15 minutes prior to the Annual General Meeting until the conclusion of that meeting.

Annual General Meeting – Explanatory Notes

Resolution 2 – Dividend

A final dividend of 3.1p per Ordinary Share is being recommended by the Board. Subject to the dividend being approved at the Annual General Meeting, it is expected that the relevant subsidiaries of the Company will declare to the trustees of the Dividend Access Trusts, which have been established in each of South Africa, Zimbabwe, Namibia and Malawi, an equivalent amount of dividend in relation to the estimated number of shares on those territories' respective registers in the respective local currencies of those territories (by reference to the exchange rate prevailing on 4 April 2002, as determined by the Company).

Shareholders on the branch registers (or, in the case of Namibia, the relevant section of the principal register) in those territories will then receive their dividend, in accordance with the provisions of the Company's Articles of Association, from the Dividend Access Trust concerned, rather than from the Company.

The equivalent amounts of the recommended dividend in each of the four other currencies will be notified by the Company to each of the stock exchanges on which the Company's shares are listed on 5 April 2002.

Resolutions 3 (i) to (v) – Re-appointment of directors

Dr Bogni, who has been appointed as a director since the last Annual General Meeting, automatically retires in accordance with Article 94 of the Company's Articles of Association and will seek re-appointment at the Annual General Meeting.

Mr Broadhurst, Mr Liebenberg, Mr Stuart and Mr Sutcliffe retire by rotation in accordance with Articles 95 and 96 of the Company's Articles of Association and will also be seeking re-appointment at the meeting.

The appointments of Mr Broadhurst, Mr Liebenberg and Mr Stuart as non-executive directors are each at the will of the parties, but were originally stated as being envisaged to last initially for three years from the first date (12 July 1999) of listing of the Company's shares on the London Stock Exchange. The Board recently reviewed the arrangements for the six non-executive directors appointed in March 1999 and confirmed that these appointments should each remain at the will of the parties, but that they are now envisaged to continue for a further three years beyond 12 July 2002 or until the seventieth birthday of the director concerned, if earlier. Mr Stuart is accordingly expected to retire on or before his seventieth birthday (28 July 2003). Dr Bogni's appointment is also at the will of the parties, but is envisaged to last initially for three years from 1 February 2002, the date of his appointment. Details of the Chief Executive, Mr Sutcliffe's, employment contract are contained in the Remuneration Report.

Biographical details of each of the above directors, and of the rest of the Board, are set out on pages 34 and 35.

Notice of Annual General Meeting (continued)

Resolutions 4 and 5 – Auditors
KPMG Audit Plc has indicated its willingness to continue in office and Resolution 4 proposes the re-appointment of that firm as the Company's auditors. Resolution 5 proposes that the directors be authorised to determine the remuneration of the auditors.

Resolution 6 – Approval of the remuneration policy
In anticipation of the introduction in the UK of the Directors' Remuneration Report Regulations 2002, which are expected to apply to financial years ending on or after 31 December 2002, an advisory resolution is to be proposed to approve the remuneration policy set out in the remuneration report on pages 50 to 55.

Resolutions 7 and 8 – Authority to allot shares
In accordance with section 80 of the UK Companies Act 1985 (the "Companies Act"), it is proposed to renew the authority for the directors to allot relevant securities up to an amount not exceeding 33⅓% of the current issued ordinary share capital at 25 February 2002 without having to obtain prior approval from shareholders.

In accordance with section 95 of the Companies Act, it is proposed to renew the authority of the directors to allot equity securities for cash without first being required to offer such securities pro rata to existing shareholders in accordance with the provisions of the Companies Act. This authority relates to up to 187,200,000 ordinary shares, being 5% of the issued ordinary share capital of the Company at 25 February 2002.

Resolutions 9 and 10 (i) to (iv) – Purchase of own shares
Under Resolution 9, the Board is seeking to renew the standard general authority from shareholders to make market purchases of up to 10% of the Company's issued ordinary shares. In addition, it is seeking shareholders' approval (under Resolutions 10 (i) to (iv)) to renew for a further year four contingent purchase contracts, the effect of which would be to enable the Company to repurchase its shares on the JSE Securities Exchange South Africa and the Namibian, Zimbabwe and Malawi Stock Exchanges respectively. These authorities, if renewed, would run in parallel with the general authority (under Resolution 9) to purchase shares on the London Stock Exchange and any purchases under any such authority would be aggregated for the purposes of monitoring the overall 10% limit on purchases.

The purchase price for any shares cannot be more than 5% above the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days preceding such purchase (translated, for the purposes of any purchases under any of the contingent purchase contracts described in Resolutions 10 (i) to (iv), into the applicable local currency at the then prevailing exchange rate). Any shares purchased under the authority granted by Resolution 9 or pursuant to any of the contingent purchase contracts to be approved under Resolutions 10 (i) to (iv) will be cancelled and not reissued.

The authorities under Resolutions 9 and 10 (i) to (iv), if approved, will only be exercised if market conditions make it advantageous for the Company to do so and the Board considers this to be in the best interests of shareholders generally.

Shareholder Information

The Company's shares are listed on the London, Malawi, Namibian and Zimbabwe Stock Exchanges and on the JSE Securities Exchange South Africa (JSE). The primary listing is on the London Stock Exchange and the other listings are all secondary listings. The ISIN number of the Company's shares is GB0007389926.

The high and low prices at which the Company's shares are recorded by the various exchanges as having traded during 2001 and 2000 were as follows:

	2001		2000	
	High	**Low**	High	Low
London Stock Exchange	**177.0p**	**83.5p**	181.0p	125.8p
JSE	**R19.9**	**R12.2**	R19.3	R13.4
Malawi Stock Exchange	**MK190.0**	**MK150.0**	MK178.5	MK100.0
Namibian Stock Exchange	**N$19.9**	**N$12.8**	N$19.2	N$14.7
Zimbabwe Stock Exchange	**Z$1,150**	**Z$187**	Z$197	Z$95

At 31 December 2001, the geographical analysis and shareholder profile of the Company's share register were as follows:

	Total shares	% of whole	Number of shareholders
UK (principal) register	1,416,619,488	37.84	11,795
South African branch register	2,216,102,747	59.20	58,166[1]
Malawi branch register	6,909,500	0.18	5,406
Namibian section of register	17,724,345	0.47	1,072[1]
Zimbabwe branch register	86,354,896	2.31	35,947
	3,743,710,976	100	112,386

Size of shareholding	Total shares	Number of holders
1 – 1,000	35,075,250	92,059
1,001 – 10,000	47,900,936	18,240
10,001 – 100,000	40,667,311	1,371
100,001 – 250,000	40,979,353	254
250,001 +	3,579,088,126	462

Note 1: The registered shareholdings on the South African register include Old Mutual (South Africa) Nominees (Pty) Limited, which held a total of 139,566,374 shares as nominee for 125,436 underlying beneficial owners at 31 December 2001. The registered shareholdings on the Namibian section of the register include Old Mutual (Namibia) Nominees (Pty) Limited, which held a total of 5,970,301 shares as nominee for 8,648 underlying beneficial owners at 31 December 2001.

The Company's share register is administered by Computershare Services in conjunction with local representatives in various jurisdictions. The following are the contact details:

In the UK
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS99 7NH
(PO Box 82, Bristol BS99 7NH)
Tel: (44) 870 702 0000

In Malawi
Nico Corporate Finance Limited
4th Floor, Unit House
Victoria Avenue, Blantyre
(PO Box 1396, Blantyre)
Tel: (265) 623 856

In Zimbabwe
Corpserve (Private) Limited
4th Floor, Intermarket Centre
Corner 1st Street and
Union Avenue, Harare
(PO Box 2208, Harare)
Tel: (263) 912 34621-5

In South Africa
Computershare Services Limited
41 Fox Street, Johannesburg 2001
(PO Box 61595, Marshalltown 2107)
Tel: (27) 11 370 7777

In Namibia
Transfer Secretaries (Pty) Limited
Kaiserkrone Centre
Shop No. 12, Windhoek
(PO Box 2401, Windhoek)
Tel: (264) 61 227 647

The Company's South African Registrars, Computershare Services Limited, administer a telephone and postal sales service for shares held through Old Mutual (South Africa) Nominees (Pty) Limited on the South African branch register and shares held through Old Mutual (Namibia) Nominees (Pty) Limited on the Namibian section of the register. If you hold your shares in this way and wish to sell your shares by telephone, Computershare may be contacted on 0861 60 9000 (a South African number) between 8 a.m. and 4.30 p.m. (local time) on Mondays to Fridays, excluding public holidays. A service fee based on the value of the sale is payable.

Shareholder Information (continued)

Unclaimed shares
The shares of policyholders who qualified for free shares when the Company demutualised, but who have not yet claimed their shares by confirming their personal details, are being kept on their behalf in Unclaimed Shares Trusts, subject to the terms of the Scheme of Demutualisation. In order to claim such shares, persons entitled should contact the Trust Administration and Confirmation Department on 0861 61 9061 (a South African number) or on +27 21 509 8383 between 8.30 a.m. and 4.30 p.m. (South African time) on Mondays to Fridays, excluding public holidays.

STRATE
Since 21 January 2002, all transactions in the Company's shares on the JSE have been required to be settled electronically through STRATE. Share certificates have no longer been good for delivery in respect of transactions entered into on the JSE on or after 14 January 2002.

The Company wrote to certificated shareholders on its South African branch register in October 2001 to inform them of these changes and of the alternative courses of action available to them. The Company also wrote separately to certificated shareholders on the Namibian section of its principal register in January 2002 to explain the impact of STRATE. These included participating in Issuer-Sponsored Nominee Programmes to dematerialise (in the case of South Africa) or immobilise (in the case of Namibia) their previously certificated shareholdings in the Company. Shareholders who have any enquiries about these programmes or about the effect of STRATE on their holding in the Company should contact Computershare Services Limited in Johannesburg on 086 110 0933.

Checking your holding online
An online service is situated at the Investor Centre option within the website address *www.computershare.com* and gives shareholders access to their account to confirm registered details, mandate instructions in place, dividend enquiries and a real time shareholding balance. A simple calculator function places a market quote against each holding and allows shareholders to estimate its value. There are also a number of downloadable forms from this site such as change of address, dividend mandate instructions and stock transfer forms. Finally there is an extensive list of frequently asked questions and the facility to contact Computershare Investor Services by e-mail.

Financial calendar
The Company's financial calendar for the forthcoming year is as follows:

Currency conversion date for the final dividend	4 April 2002
Announcement of currency equivalents of the final dividend, as so converted	5 April 2002
Ex-dividend date in Malawi, Namibia, South Africa and Zimbabwe	15 April 2002
Ex-dividend date on the London Stock Exchange	17 April 2002
Record date for the final dividend	19 April 2002
Annual General Meeting	17 May 2002
Final dividend payment date	31 May 2002
Interim results	August 2002
Interim dividend payment date	November 2002
Final results for 2002	February 2003

Rule 144A ADRs
The Company has a Rule 144A American Depositary Receipt (Rule 144A ADR) facility through The Bank of New York. Each Rule 144A ADR represents 10 ordinary shares in the Company. At 31 December 2001, none of the Company's shares were held in the form of Rule 144A ADRs. Any enquiries about the Company's Rule 144A ADR facility should be addressed to The Bank of New York, 101 Barclay Street, New York, NY 10286, USA.

Websites
Further information on the Company can be found at the following websites:
www.oldmutual.com
www.oldmutual.co.za

Electronic Communications/Electronic Proxy Appointment
If you would like to receive future communications from the Company by e-mail, please log on to our website, *www.oldmutual.com,* select the "Shareholder Information" section, click on "Electronic Communications" and then follow the instructions for registration of your details. In order to register, you will need your shareholder reference number, which can be found on the payment advice notice or tax voucher accompanying your last dividend payment or notification. The number is also on forms of proxy (but not voting instruction forms) for the Annual General Meeting.

Before you register, you will be asked to agree the Terms and Conditions for Electronic Communication with Shareholders. It is important that you read these Terms and Conditions carefully, as they set out the basis on which electronic communications will be sent to you. You should bear in mind that, in accessing documents electronically, you will incur the cost of online time. Any election to receive documents electronically will generally remain in force unless and until you contact the Company's Registrars (via the online address set out above or otherwise) to terminate or change such election.

The use of the electronic communications facility described above is entirely voluntary. If you wish to continue to receive communications from the Company by post, then you do not need to take any action.

For this year's Annual General Meeting, the Company has instigated electronic proxy appointment, which enables proxy votes to be submitted electronically, as an alternative to filling out and posting a form of proxy. Further details are set out on the form of proxy. Electronic submission is not, however, available for voting instruction forms.

Old Mutual plc
Registered in England and Wales No. 3591559
and as an external company in each of
South Africa (No. 1999/004855/10),
Malawi (No. 5282),
Namibia (No. F/3591559) and
Zimbabwe (No. E1/99)

Registered Office:
3rd Floor
Lansdowne House
57 Berkeley Square
London
W1J 6ER

Website: *www.oldmutual.com*

Designed and produced by
BamberForsyth:Fitch, London, UK

Main photography by **Andy Wilson**/Board photography by **Bill Robinson**

Printed by
Ince (Pty) Ltd, Western Cape, SA